As filed with the Securities and Exchange Commission on January 15, 2015

Registration No. 333-201237

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENTELLUS MEDICAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	20-4627978
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

(763) 463-1595

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian E. Farley

Chief Executive Officer

Entellus Medical, Inc.

3600 Holly Lane North, Suite 40

Plymouth, Minnesota 55447

(763) 463-1595

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles K. Ruck, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Danielle Carbone, Esq. Ilir Mujalovic, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000 Fax: (646) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, $0.001 par value per share	5,031,250	$17.00	$85,531,250	$9,938.74

(1)	Includes 656,250 shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
(4)	Registration fees totaling $8,017.80 were previously paid in connection with the initial filing of this registration statement. The amount paid in connection with this filing is $1,920.94, for an aggregate registration fee of $9,938.74.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated January 15, 2015

PROSPECTUS

4,375,000 Shares

Common Stock

This is the initial public offering of Entellus Medical, Inc. We are selling 4,375,000 shares of our common stock.

We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. We have applied to list our common stock on The Nasdaq Global Market under the symbol “ENTL.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 138 for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 656,250 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Certain of our existing stockholders have indicated an interest in purchasing an aggregate of up to $18,150,000 in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these stockholders, or any or all of these stockholders may determine to purchase more, less or no shares in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2015.

BofA Merrill Lynch	Piper Jaffray

William Blair	Canaccord Genuity

The date of this prospectus is                     , 2015.

ENTELLUS BALLOON SINUS DILATION

PROVEN in a prospective, multicenter, randomized controlled trial to reduce the number of sinusitis episodes in patients with uncomplicated chronic sinusitis

SINUSITIS EPISODES
Sinusitis Episodes
0
1
2
3
4
5
6
5.2
-4.2
1.0
Year before treatment
Year after balloon sinus dilation
1 Year Before
1 Year After

FRONTAL SINUS
SPHENOID SINUS
MAXILLARY SINUS

EFFECTIVE for use in the office:

- ✓ Fewer components and less complex
- ✓ LED Light Fiber eliminates the need for secondary light source
- ✓ Multiple methods of placement confirmation to ease access and increase confidence

PathAssist™
XprESS™

entellus MEDICAL™

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

Entellus Medical, Inc. and our logo are our trademarks. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensor, to these trademarks and tradenames.

INVESTORS OUTSIDE THE UNITED STATES

Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Entellus Medical”, “Entellus,” “the Company,” “we,” “us” and “our” refer to Entellus Medical, Inc.

Overview

We are a medical technology company focused on the design, development and commercialization of products for the minimally invasive treatment of patients in the physician office setting or operating room who are suffering from chronic sinusitis. Our XprESS family of products is used by ear, nose and throat, or ENT, physicians to open narrowed or obstructed sinus drainage pathways using balloon sinus dilation to treat patients with symptomatic inflammation of the nasal sinuses. When used as a stand-alone therapy, our balloon sinus dilation products are the only devices proven in a sufficiently powered prospective, multicenter, randomized, controlled trial to be as effective as functional endoscopic sinus surgery, or FESS. Patients treated with our products in this trial in the ENT physician office also experienced faster recovery, less bleeding at discharge, less use of prescription pain medication and fewer post-procedure debridements than patients receiving FESS. We estimate that physicians have treated over 75,000 patients with our XprESS products since the launch of the first XprESS product in February 2010. For the year ended December 31, 2013, we generated revenue of $32.5 million and had a net loss of $13.4 million. For the nine months ended September 30, 2014, we generated revenue of $34.4 million and had a net loss of $5.7 million. As of September 30, 2014, we had an accumulated deficit of $102.6 million.

Minimally invasive balloon sinus dilation devices have enabled a shift towards office-based treatment of chronic sinusitis patients who are candidates for sinus surgery in the operating room. We believe this shift has been facilitated by our technology and clinical data, as well as procedure economics that are favorable to the healthcare system, patient and provider. Our addressable patient population consists of a portion of patients who undergo FESS, as well as patients who fail medical management, which includes antibiotics, decongestants, steroids and other pharmaceuticals, but do not undergo sinus surgery. We estimate the annual total addressable market for our products in the United States is approximately 630,000 patients, which, based on our estimate of the average revenue per procedure in the balloon sinus dilation market, represents an annual market opportunity of nearly $1.0 billion.

Our XprESS family of products is used to treat patients with inflammation of the frontal, ethmoid, sphenoid and maxillary sinuses and is specifically designed for ease-of-use in the ENT physician office setting. Patients treated in the physician office setting with our products under local anesthesia report high levels of comfort during the procedure, fast recovery and durable symptom relief, all in a procedure that reduces costs to the patient and healthcare system compared to FESS. Our products are also used during FESS procedures performed in an operating room. Our research and development efforts are focused on enhancing our XprESS family of products and broadening their indications for use.

We currently market our products in the United States and Canada and sell our products through a direct sales force in the United States. Our commercial organization consists of our sales, marketing and reimbursement personnel, and has grown from 47 people as of December 31, 2010, to 114 people as of September 30, 2014. Health insurance coverage for stand-alone balloon sinus dilation performed in the physician office setting is in place with Medicare, Medicaid and other third-party payors covering approximately 76% of covered lives in the United States as of December 31, 2014. In addition, as of December 31, 2014, coverage for hybrid procedures involving balloon sinus dilation performed together with FESS in the operating room is estimated to be approximately 86% of covered lives in the United States.

Overview of Sinusitis and the Market

Sinusitis is inflammation of the sinus cavities that may be caused by infections, allergies or environmental factors, as well as structural issues such as blockage of a sinus drainage pathway. If one or more sinus drainage pathways is blocked, normal mucus drainage is prevented and damage to ciliary function may occur. The symptoms of sinusitis include facial pain, pressure, nasal congestion, headaches, fatigue and loss of smell. When persistent, these symptoms can severely impact a patient’s day-to-day well-being, resulting in frequent doctor visits and can lead to reduced sleep function, chronic fatigue and depression. The condition significantly reduces work productivity, increases absenteeism and impairs daily activities. Chronic and recurrent acute sinusitis are the more persistent forms of sinusitis and are collectively referred to as chronic sinusitis.

According to estimates from the Centers for Disease Control and Prevention, or CDC, approximately 12% of the adult population aged 18 and over in the United States is affected by chronic sinusitis, or approximately 29 million people using 2013 U.S. Census Bureau data. Chronic sinusitis is associated with substantial healthcare utilization and expenditure and ranks as one of the ten costliest physical health conditions, contributing to an estimated $8.6 billion in direct healthcare costs in the United States. The latest CDC ambulatory medical care surveys estimated that chronic sinusitis resulted in 12.3 million physician visits annually in the United States in each of 2009 and 2010, of which an estimated 8.1 million were to primary care physicians, 2.8 million were to ENT physicians, and the remainder were to hospital outpatient facilities and emergency rooms. We estimate that the 2.8 million annual patient visits to ENT physicians represent approximately 1.23 million distinct patients seen annually by ENT physicians. Primary care and ENT physicians rely on medical management for first-line therapy to treat chronic sinusitis. In cases where patients remain symptomatic despite multiple rounds of medical management, a physician may recommend FESS, or in cases of uncomplicated chronic sinusitis, may recommend stand-alone balloon sinus dilation. Uncomplicated chronic sinusitis is sinus disease that does not include fungus, extensive polyps or inflammation and infection of the bones below the sinus tissue. Balloon sinus dilation can also be used with FESS performed under general anesthesia in the operating room. We estimate that, of the 1.23 million patients with chronic sinusitis who are expected to be seen by ENT physicians in 2015, 552,000 will undergo FESS, while 493,000 will have symptoms relieved by medical management and 188,000 will fail medical management but will elect not to undergo FESS.

We estimate the annual total addressable market for our products in the United States is approximately 630,000 patients, which, based on our estimate of the average revenue per procedure in the balloon sinus dilation market, represents an annual market opportunity of nearly $1.0 billion. Our addressable patient population consists of a portion of patients who undergo FESS, as well as patients who fail medical management but do not undergo sinus surgery. We believe that out of the total 552,000 estimated annual patients who are expected to undergo FESS procedures in 2015, approximately 55% are well-suited for office-based balloon treatment because they present with uncomplicated sinusitis and do not require a septoplasty procedure to correct a severely deviated septum, and approximately 30% are well-suited for treatment with a hybrid balloon sinus dilation procedure in the operating room along with a FESS procedure due to the location and nature of their sinusitis. In addition, we believe that approximately 85% of the 188,000 patients who fail medical management but do not undergo FESS represent a significant market opportunity, as these patients currently avoid sinus surgery, seek a non-surgical alternative procedure to FESS after fewer episodes of failed medical management, or are increasingly referred by primary care physicians to ENT physicians for their chronic sinusitis. We estimate this current market opportunity to be approximately 160,000 patients annually, and believe that patient population will increase and be amenable to balloon sinus dilation as the body of experience and clinical evidence supporting the benefits of office-based balloon sinus dilation continues to grow.

Current Treatments for Sinusitis and their Limitations

The treatment of chronic sinusitis is progressive in nature and involves therapies that attempt to achieve the most effective solution in the least invasive manner. Treatment typically begins with medical management, and if this is unsuccessful, an ENT physician may perform FESS or a balloon sinus dilation procedure to treat both symptoms and obstruction of the sinus drainage pathways.

While medical management can be effective, its effect is often temporary, and is unable to address the underlying anatomical issues such as chronically narrowed or obstructed sinus drainage pathways that may be contributing to the condition. Even where medical management is effective, prolonged medication use can give rise to undesirable side effects such as antibiotic resistance, or steroid-related aggressive behavior, sleeplessness or high blood pressure. Medical management also represents an ongoing expense to patients and payors. Based upon published studies, we estimate that approximately 60% of chronic sinusitis patients who are seen by ENT physicians and receive medical management remain symptomatic.

In cases where patients diagnosed with sinusitis are unresponsive to multiple rounds of medical management, an ENT physician may recommend surgical treatment. The primary surgical alternative is FESS, which is typically performed in approximately two hours using general anesthesia in an operating room and involves the use of rigid steel instruments and powered cutting tools to remove inflamed sinus tissue and underlying bone to create a larger passage for sinus drainage. FESS results in irreversible changes to the anatomy, significant postoperative pain, discomfort and recovery time. Although FESS is the standard of care, approximately 7% to 12% of FESS patients require revision surgery, often as a result of ongoing inflammation and scarring associated with the procedure. Within the first year following a FESS procedure, approximately 64% of patients experience recurrent symptoms.

Balloon sinus dilation was developed to provide patients a minimally invasive treatment alternative that was more lasting and effective than medical management, while providing patients a safe and efficacious alternative to FESS that preserves sinus tissue and future treatment options. Balloon sinus dilation can be performed as a stand-alone procedure using local anesthesia in the ENT physician office, typically in approximately one hour. Balloon sinus dilation can also be used in a hybrid procedure with FESS performed in the operating room.

Despite the advantages of a minimally invasive balloon sinus dilation procedure, we believe its adoption has been limited by a number of historical factors that include:

•	initial perceptions among some ENT physicians that the primary indication for balloon sinus dilation was treatment of frontal sinuses in a hybrid procedure in the operating room that added cost compared to FESS only;

•	reimbursement codes and payment for office-based stand-alone balloon sinus dilation did not come into effect until 2011, six years after sinus dilation balloons were initially launched;

•	until 2013, there was limited clinical evidence to support the use of balloon sinus dilation in a broader patient population and as a stand-alone treatment in the ENT physician office; and

•	a perception among some ENT physicians of patients’ inability to tolerate balloon sinus dilation procedures in the physician office setting.

Our Competitive Strengths

We are focused exclusively on the treatment of chronic sinusitis, one of the most common medical conditions in the United States resulting in patient visits to physicians. Our XprESS Multi-Sinus Dilation devices and PathAssist tools represent a broad product line of minimally invasive technologies cleared by the U.S. Food and Drug Administration, or FDA, for treating sinusitis patients after failed medical management. Our products are designed to further transition the treatment of uncomplicated chronic sinusitis from the operating room to the physician office setting. We believe our following competitive strengths will help drive further adoption of our products:

•

Focus on physician office treatment of sinusitis—We believe the majority of sinusitis patients who fail medical management can be treated in the physician office with a stand-alone, office-based balloon sinus dilation procedure. To facilitate the adoption of these procedures, we have focused on creating treatment solutions that are effective, easy to perform and well-tolerated by an awake patient. We educate physicians about our clinical data that demonstrates efficacy in a broad spectrum of patients who are well-suited for treatment in the ENT physician office setting and the procedure economics that are favorable to the patient, provider and healthcare system.

•	Significant body of clinical data—We have developed a significant body of clinical data supporting the safety and effectiveness of our products. We have sponsored seven clinical studies in which a total of 604 patients were treated with our products. Our REMODEL trial is the first and only prospective, multicenter, randomized, controlled trial to compare balloon sinus dilation to FESS. We believe this data is unique to our product and responsible in part for driving adoption of office-based balloon sinus dilation procedures.

•	Competitive advantages over other balloon sinus dilation products—Our products are designed with numerous characteristics intended to provide a competitive advantage over other balloon sinus dilation devices. Our products offer depth markings, tactile feel and tip control to which ENT physicians are accustomed from their use of other ENT tools. Additionally, they are lower profile and incorporate slideable balloons and transilluminated light to minimize damage to sinus tissue and assist with device placement. Use of our products in the physician office does not require significant additional capital expenditures by the ENT physician, as compared to some competing products that must be used in conjunction with a CT image guidance system that can cost over $100,000. Additionally, our products are designed to treat all diseased sinuses with a single malleable tip.

•	Demonstrated to comfortably treat sinusitis patients—Our products are designed to provide patient comfort during office-based procedures. We believe that our products facilitate comfortable patient treatment because, unlike our main competitor, they do not require the use of a guidewire that can contact the non-anesthetized interior of a treated sinus and cause discomfort. Four of our clinical studies measured patient comfort on a scale from zero, or no pain, to ten, or severe pain. The average pain score for all patients measured in these trials was 2.8.

•	Comprehensive and broad IP portfolio—As of December 31, 2014, we had 19 issued U.S. patents and 16 pending U.S. patent applications. Our intellectual property portfolio covers the current and future XprESS products with four issued U.S. patents, nine pending U.S. patent applications and multiple pending foreign applications.

Our Strategy

Our goal is to be a global leader in providing clinically proven, easy-to-use solutions for cost-effective treatment of chronic sinusitis patients in an ENT physician office. In doing so, we also deliver efficient, easy-to-use solutions for use in an operating room setting. The key elements of our strategy include:

•	Establish our XprESS devices as the standard of care for treatment of uncomplicated chronic sinusitis—We intend to continue to educate ENT physicians, referring primary care physicians, physician assistants and nurse practitioners on the proven clinical advantages of stand-alone balloon sinus dilation performed with our products versus FESS and other balloon sinus dilation products. We intend to continue to conduct clinical trials and generate additional clinical data that will help us expand the indications for office-based balloon dilation and differentiate our products.

•	Expand our sales and marketing organization to drive adoption of our XprESS products—We plan to expand our direct sales and marketing organization in the United States to help drive further adoption and broaden awareness of our XprESS products. As of September 30, 2014, we had 102 persons in our U.S. sales organization. We plan to continue to recruit, train and retain exceptionally talented sales representatives.

•	Continue to deliver innovative products and broaden our product portfolio—We have a core competency in new product development and intend to continue to design products that improve sinusitis treatment options. We have launched 21 distinct products for treating sinusitis since 2010, and our product pipeline reflects our continued focus on developing new products for ease-of-use and efficient treatment in the ENT physician office setting. We believe our ability to introduce new products to ENT physicians will allow us to continue to expand our annual total addressable market opportunity over time.

•	Continue to increase third-party payor coverage of our products—We have experienced significant success in obtaining positive coverage policies from third-party payors by leveraging clinical data. We intend to continue to use this data, along with future clinical data published in peer-reviewed clinical journals to demonstrate the benefits of our products to payors who consider our products investigational.

•	Expand into international markets—While our plan is to continue to focus our direct sales efforts on continued penetration of the U.S. market, we will continue to monitor and strategically pursue other geographic regions for opportunities to develop a presence internationally. We currently have European CE Mark approvals and Canada Health licenses for XprESS, XprESS LoProfile and several of our PathAssist products.

Preliminary Financial Results for Year Ended December 31, 2014

Set forth below are certain preliminary revenue, cost, expense and net loss expectations for the year ended December 31, 2014. These preliminary results represent our estimates which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2014 or our results of operations for the year ended December 31, 2014. As we complete our year-end financial close process and finalize our full-year 2014 audited financial statements, we will be required to make significant judgments in a number of areas, including inventory, reserves for bad debt and sales returns and allowance, stock-based compensation and the liability for convertible preferred stock warrants. This financial information has been prepared by and is the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to this preliminary financial data or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our audited financial statements for the year ended December 31, 2014 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial information set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our audited financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

We estimate that our total revenue for the year ended December 31, 2014 was between approximately $48.6 million and $48.8 million, as compared to $32.5 million for the year ended December 31, 2013. The estimated increase in total revenue is primarily attributable to increased unit sales of our XprESS family of products.

We estimate that our cost of goods sold was between approximately $10.7 million and $11.0 million for the year ended December 31, 2014, as compared to cost of goods sold of $7.8 million for the year ended December 31, 2013. This estimated increase is primarily due to the growth in unit sales of our XprESS family of products.

We estimate that our operating expenses for the year ended December 31, 2014 were between approximately $42.9 million and $43.4 million, as compared to $37.1 million for the year ended December 31, 2013. This estimated increase is primarily due to headcount increases associated with the expansion of our sales force and related growth in our business, as well as increased marketing and promotional expenses.

We estimate that our loss from operations was between approximately $4.8 million and $5.8 million for the year ended December 31, 2014. We also estimate that our net loss was between approximately $6.6 million and $7.6 million for the year ended December 31, 2014. Consequently, we expect that our accumulated deficit increased to between approximately $103.5 million and $104.5 million as of December 31, 2014.

Risks Associated with Our Business

Our ability to successfully operate our business is subject to numerous risks, including, without limitation, those that are generally associated with operating in the medical device industry. Some of the principal risks relating to our business and our ability to execute our business strategy include:

•	We have incurred significant operating losses since inception, we expect to incur operating losses in the future and we may not be able to achieve or sustain profitability.

•	Our revenue is primarily generated from our XprESS family of multi-sinus products and we are therefore highly dependent on a limited number of products.

•	If physicians or patients are not willing to change current practices and continue to adopt office-based balloon sinus dilation procedures, our products may fail to gain increased market acceptance, and our business will suffer.

•	If we are unable to achieve and maintain adequate levels of coverage or reimbursement for the procedures using our products, or any future products we may seek to commercialize, their commercial success may be severely hindered.

•	Our business is substantially dependent on our license agreement with Acclarent, which exposes us to a variety of risks, including the risk that Acclarent may terminate the license if we fail to comply with our obligations under the license, the license is non-exclusive and Acclarent may choose to license the same intellectual property to other third-party competitors, and we do not control prosecution of the patents licensed to us under the license agreement.

•	We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may prevent us from achieving increased market penetration or improved operating results.

•	It is difficult to forecast future performance, and our financial results may vary from forecasts and may fluctuate from quarter to quarter.

•	Intellectual property rights may not provide adequate protection and third-parties from which we license intellectual property may not enforce their intellectual property rights, which may permit third-parties to compete against us more effectively.

•	We have identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of controls in the future, we may not be able to accurately or timely report our financial condition or results of operations.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form S-1 of which this prospectus is a part;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the Securities and Exchange Commission, or SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, or Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

Corporate Information

We were incorporated in Minnesota in April 2006 as Entellus Medical, Inc. We reincorporated in Delaware in August 2006. Our offices are located at 3600 Holly Lane North, Suite 40, Plymouth, MN 55447. Our telephone number is (763) 463-1595. Our corporate website is www.entellusmedical.com. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

The Offering

Issuer	Entellus Medical, Inc.

Common stock offered by us	4,375,000 shares (or 5,031,250 shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding immediately after this offering	17,414,407 shares (or 18,070,657 shares if the underwriters exercise in full their option to purchase additional shares)

Underwriters’ option to purchase additional shares	656,250 shares

Use of proceeds	We intend to use the net proceeds from this offering for product development and clinical research expenses, sales, marketing, working capital and general corporate purposes. See “Use of Proceeds” on page 43 of this prospectus for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed Nasdaq Global Market Symbol	We have applied to list our common stock on The Nasdaq Global Market under the symbol “ENTL.”

The number of shares of common stock to be outstanding after this offering is based on 13,039,407 shares of common stock outstanding as of September 30, 2014, and excludes the following:

•	1,168,897 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2014, having a weighted average exercise price of $1.61 per share;

•	37,798 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock at an exercise price of $7.84 per share, which warrants will convert into warrants to purchase our common stock immediately prior to the closing of this offering;

•	1,345,570 shares of common stock reserved for future issuance under our 2015 Incentive Award Plan, or 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the 2015 Plan due to shares subject to awards under our 2006 Stock Incentive Plan that terminate, expire or lapse for any reason and pursuant to provisions in the 2015 Plan that automatically increase the share reserve under the plan each year; and

•	200,000 shares of common stock reserved for future issuance under our 2015 Employee Stock Purchase Plan, or ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the ESPP pursuant to provisions in the ESPP that automatically increase the share reserve under the plan each year.

Unless otherwise indicated, all information in this prospectus assumes:

•	a 1-for-4 reverse stock split of our common stock effected on January 12, 2015;

•	the automatic conversion all outstanding shares of our convertible preferred stock into an aggregate of 11,404,311 shares of our common stock immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding convertible preferred stock warrants into warrants to purchase up to an aggregate 37,798 shares of our common stock immediately prior to the closing of this offering;

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

Certain of our directors, officers and principal stockholders, including Essex Woodlands Health Ventures, or Essex Woodlands, SV Life Sciences and Split Rock Partners, LP, or Split Rock, have indicated an interest in purchasing an aggregate of up to $18,150,000 in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these directors, officers and principal stockholders, or any or all of these directors, officers or principal stockholders may determine to purchase more, less or no shares in this offering.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. The statements of operations data for the years ended December 31, 2012 and 2013, are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2013 and 2014, and the balance sheet data as of September 30, 2014, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2014, or any other period.

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
(in thousands, except per share data)			(unaudited)
Statements of Operations Data:
Revenue	$17,559	$32,545	$21,845	$34,364
Cost of goods sold	4,784	7,808	5,283	7,515

Gross profit	12,775	24,737	16,562	26,849
Operating expenses:
Selling and marketing	21,634	27,631	20,034	24,276
Research and development	5,896	5,143	4,020	3,135
General and administrative	4,080	4,311	3,089	3,767

Total operating expenses	31,610	37,085	27,143	31,178

Loss from operations	(18,835)	(12,348)	(10,581)	(4,329)
Other expense, net	(161)	(1,048)	(599)	(1,412)

Net loss	$(18,996)	$(13,396)	$(11,180)	$(5,741)

Net loss per share, basic and diluted(1)	$(27.29)	$(11.82)	$(10.38)	$(3.94)

Weighted average common shares used to compute net loss per share, basic and diluted(1)	696	1,133	1,077	1,456

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.07)		$(0.45)

Weighted average common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)		12,575		12,898

(1)	See note J to our consolidated financial statements included elsewhere in this prospectus for the method used to calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of September 30, 2014(1)
(in thousands)	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,028	$1,028	$63,628
Working capital	4,760	5,122	67,716
Total assets	13,977	13,977	76,019
Convertible preferred stock warrant liability	362	—	—
Total debt (credit facility)	15,000	15,000	15,000
Total liabilities	22,026	21,664	21,112
Convertible preferred stock	91,554	—	—
Accumulated deficit	(102,570)	(102,570)	(102,570)
Total stockholders’ (deficit) equity	(99,603)	(7,687)	54,907

(1)	The amounts set forth in this table do not include an additional $5.0 million in borrowings that we incurred under our credit facility during the three months ended December 31, 2014.

(2)	Reflects the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,404,311 shares of common stock immediately prior to the closing of this offering and the conversion of warrants to purchase 37,798 shares of convertible preferred stock into warrants to purchase shares of common stock immediately prior to the closing of this offering.

(3)	Reflects the pro forma adjustments described in footnote (1) above and the sale by us of 4,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $4.1 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $14.9 million, assuming the assumed initial public offering price per share remains the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks described below, together with all of the other information in this prospectus, including our financial statements and related notes, before investing in our common stock. The realization of any of these risks could have a significant adverse effect on our reputation, business, including our financial condition, results of operations and growth, which we refer to collectively in this section as our business, and ability to accomplish our strategic objectives. In that event, the trading price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We have incurred significant operating losses since inception, we expect to incur operating losses in the future and we may not be able to achieve or sustain profitability.

We have incurred net losses since our inception in 2006. For the years ended December 31, 2012 and 2013, and for the nine months ended September 30, 2014, we had net losses of $19.0 million, $13.4 million and $5.7 million, respectively. As of September 30, 2014, we had an accumulated deficit of $102.6 million. To date, we have financed our operations primarily through private placements of our convertible preferred securities, certain debt-related financing arrangements and from sales of our products. We have devoted substantially all of our resources to research and development of our products, sales and marketing activities and clinical and regulatory initiatives to obtain clearances or approvals for our products. Our ability to generate sufficient revenue from our existing products or from any of our products in development, to transition to profitability and generate consistent positive cash flows, is uncertain. Following this offering, we expect that our operating expenses will continue to increase as we continue to build our commercial infrastructure, develop, enhance and commercialize new products and incur additional operational costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future and may never achieve profitability. Furthermore, even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis. If we do not achieve profitability, it will be more difficult for us to finance our business and accomplish our strategic objectives.

Our revenue is primarily generated from our XprESS family of multi-sinus products and we are therefore highly dependent on a limited number of products.

We began selling our XprESS family of products in 2010, and these products accounted for 95% of our revenue for the year ended December 31, 2013 and 95% of our revenue for the nine months ended September 30, 2014. We expect that sales of these products will continue to account for the substantial majority of our revenue going forward. Therefore, our ability to execute our growth strategy and become profitable will depend not only upon a continued shift of more sinus procedures from traditional operating room settings to the ENT physician office setting, but also to the adoption of our XprESS family of products to perform those procedures. Some ENT physicians may have prior history with or preference for a competitor’s balloon sinus dilation products or be reluctant to alter practice patterns and undergo training required to use our products. If our XprESS products fail to achieve wide market acceptance for any reason, our business may be adversely affected.

If physicians or patients are not willing to change current practices and continue to adopt office-based balloon sinus dilation procedures, our products may fail to gain increased market acceptance, and our business will suffer.

Our primary strategy to grow revenues is to drive an increase in office-based balloon sinus dilation procedures and the adoption of our XprESS family of products to perform these procedures. While the number of ENT physicians performing sinus procedures using office-based balloon sinus dilation has increased in recent years, there is a significant group of ENT physicians who have not yet adopted these procedures, and additional ENT physicians may not adopt office-based balloon sinus dilation for a number of reasons, including:

•	lack of significant experience with balloon sinus dilation as a treatment alternative;

•	lack of availability of adequate insurance coverage or reimbursement for office-based balloon sinus dilation procedures;

•	perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness of office-based balloon sinus dilation over existing alternatives;

•	a perception among some ENT physicians of patients’ inability to tolerate balloon sinus dilation procedures in the physician office setting; and

•	liability risks generally associated with the use of new products and procedures.

If additional ENT physicians do not continue to adopt, or existing ENT physicians cease using office-based balloon sinus dilation procedures for any reason, including those listed above, our ability to execute our growth strategy would be impaired, and our business may be adversely impacted.

We believe recommendations and support of our products by notable ENT physicians can influence market acceptance and adoption. If we do not receive support from these influential ENT physicians, our ability to achieve broad market acceptance for our products may be impaired.

In addition, if patient receptivity toward treatment in an ENT physician office setting becomes less favorable in the future, this shift could negatively impact market acceptance of our products. Any negative change due to patient receptivity could also be compounded by patients reporting to physicians or other patients through word-of-mouth or social media.

Additionally, while it is currently more cost-effective to the healthcare system for providers to perform balloon sinus dilation in an ENT physician’s office than a FESS procedure in the operating room, healthcare economics are always subject to change. If the use of our balloon sinus dilation products were to cease being more cost-effective than FESS due to changes in reimbursement economics, our products may fail to gain market acceptance, our future growth would be limited and our business may be adversely affected. In addition, if payment rates for office-based balloon sinus dilation procedures were to be lowered, in particular by Medicare, which we believe would likely cause other third-party payors to implement comparable reductions to their reimbursement rates, ENT physicians may reduce the frequency of balloon sinus dilation procedures and our business may be adversely affected.

If we are unable to achieve and maintain adequate levels of coverage or reimbursement for the procedures using our products, or any future products we may seek to commercialize, their commercial success may be severely hindered.

Hospital, physician and other healthcare provider customers, including ambulatory surgery center, or ASC, customers that purchase our products typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used and bill patients for any deductibles or co-payments. In the hospital and ASC settings, our products are often used in a hybrid procedure in conjunction with traditional FESS. Because there is often no separate reimbursement for supplies used in surgical procedures, and with respect to FESS, no separate reimbursement for balloon sinus dilation, the additional cost associated with the use of our products in these settings can impact the profit margin of the hospital or surgery center where the hybrid procedure is performed. Some of our target customers may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse our customers for balloon sinus dilation procedures in either the office or facility setting could make it difficult for existing customers to continue using or to adopt our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which will materially adversely affect our business.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy of coverage and reimbursement for procedures using our products exists among third-party payors. Therefore, coverage and reimbursement for procedures using our products can differ significantly from payor to payor. In addition, payors continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and procedures. Additionally, some third-party payors do not currently cover or reimburse balloon sinus dilation procedures because they have determined insufficient evidence of favorable clinical outcomes is available. We are actively working to avoid or to reverse these non-coverage decisions, as applicable, but cannot provide assurance that we will be successful in these efforts. If we are not successful in reversing existing noncoverage policies, or if third-party payors that currently cover or reimburse balloon sinus dilation procedures reverse or limit their coverage in the future, or if other third-party payors issue similar policies, this could have a material adverse impact on our business.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional preauthorization requirements, both in the United States and in international markets. Third-party coverage and reimbursement for procedures using our products or any of our products in development for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could have an adverse impact on our business.

We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may prevent us from achieving increased market penetration or improved operating results.

Our industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. We believe competitors have historically dedicated and will continue to dedicate significant resources to promote their products or develop new products or methods to treat sinusitis. We currently compete against companies providing alternative treatments to balloon sinus dilation, as well as companies that provide competing balloon sinus dilation products. For example, we are aware that the Xomed division of Medtronic has recently launched a balloon sinus dilation device that competes with our XprESS family of products. Additionally, Intersect ENT is currently developing products for office-based treatment of sinusitis, which if approved may be competitive with us in the future. Many of the companies developing or marketing these ENT products are publicly traded or are divisions of publicly traded companies, including the Xomed division of Medtronic, the Acclarent division of Johnson & Johnson and the ArthroCare division of Smith & Nephew, each of which produces competing balloon sinus dilation products, and the Gyrus ACMI division of Olympus, Stryker Corporation and Intersect ENT, each of which produces tools and devices for FESS. These companies may enjoy several competitive advantages, including:

•	greater financial and human capital resources;

•	significantly greater name recognition;

•	control of key intellectual property, which could impact future products under development;

•	established relationships with ENT physicians, suppliers, referring physicians, customers and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage; and

•	more established sales, marketing and worldwide distribution networks.

To a lesser extent, we also have faced and may in the future face competition from pharmaceutical companies that develop medical therapies to treat sinusitis.

In addition, substantially all of our products are designed to be used exclusively during balloon sinus dilation or FESS procedures. If another company successfully develops an approach for the treatment of chronic sinusitis that would not benefit from the use of our products, or if another company develops a balloon sinus dilation device that is more efficacious, more cost-effective or easier to use than our products, sales of our products could be significantly and adversely affected, which could have a material adverse effect on our business.

Our business is substantially dependent on our license agreement with Acclarent, which exposes us to a variety of risks.

We are a party to a license agreement with Acclarent, Inc., or the Acclarent License. Under the Acclarent License, Acclarent has granted us a non-exclusive license under patents held by Acclarent to manufacture, use and commercialize our currently marketed XprESS, PathAssist and FinESS products and certain future versions of those products, or, collectively, the Covered Products. We have certain obligations under the Acclarent License, including paying Acclarent a royalty on the sale of Covered Products. If we fail to comply with our obligations under the Acclarent License, Acclarent may terminate the Acclarent License, in which case our current products would no longer enjoy a license under Acclarent’s patents. Without the license, Acclarent might successfully enforce its patents against us based on the sale of our current products, possibly resulting in our being ordered to pay Acclarent monetary damages and/or in our being enjoined from selling our current products within any country where Acclarent has a valid and enforceable claim covering a given product. Furthermore, because the Acclarent License is non-exclusive, Acclarent could choose to also license the same intellectual property to other third-party competitors. Any of these outcomes could have a material adverse effect on our business.

In addition, we do not control the prosecution of the patent applications licensed to us under the Acclarent License. Therefore, these patents and applications may not be prosecuted or enforced in a manner consistent with the best interests of our business. If Acclarent fails to maintain the patents it has licensed to us under the Acclarent License, or loses its rights to those patents, the rights we have licensed may be reduced or eliminated, which could severely harm our ability to successfully commercialize our products.

Our long-term growth depends on our ability to develop and commercialize additional ENT products.

The medical device industry is highly competitive and subject to rapid change and technological advancements. Therefore, it is important to our business that we continue to enhance our product offerings and introduce new products. Developing products is expensive and time-consuming and could divert management’s attention away from our core balloon sinus dilation business. Even if we are successful in developing additional products, the success of any new product offering or enhancements to existing products will depend on several factors, including our ability to:

•	properly identify and anticipate ENT physician and patient needs;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;

•	be fully FDA-compliant with marketing of new devices or modified products;

•	provide adequate training to potential users of our products;

•	receive adequate coverage and reimbursement for procedures performed with our products; and

•	develop an effective and dedicated sales and marketing team.

If we are unsuccessful in developing and commercializing new products, our ability to increase our revenue may be impaired.

Our future growth depends on physician awareness and adoption of our balloon sinus dilation devices.

We focus our sales, marketing and training efforts on ENT physicians. However, the initial point of contact for many patients suffering from chronic sinusitis may be primary care physicians or other referring medical professionals, such as nurse practitioners or physician assistants, who commonly see patients with sinus infections and sinusitis and prescribe pharmaceuticals to address sinusitis symptoms. We believe that education of primary care physicians and other medical professionals about the clinical merits and patient benefits of office-based balloon sinus dilation procedures is an important element of the growth of office-based balloon sinus dilation procedures. If we fail to educate primary care physicians and other medical professionals, they may not refer sinusitis patients to an ENT physician to perform balloon sinus dilation procedures and, as a result, those patients may continue to receive only medical management. If this were to occur, our ability to increase our revenue may be impaired.

The efficacy of our products have been demonstrated in clinical studies sponsored by us, and insurance companies who do not cover stand-alone balloon sinus dilation may require additional or independently performed clinical studies prior to adopting or covering or maintaining coverage of procedures in which our products are used as a stand-alone therapy.

Our success depends on the medical and third-party payor community’s acceptance of our products as tools that are useful to ENT physicians treating patients with chronic sinusitis. We have sponsored seven clinical studies with over 600 patients to track outcomes of treatment with our products. While the results of these studies, collectively indicate that our products can be used to successfully treat uncomplicated chronic sinusitis equally effectively as FESS while also providing better recovery outcomes, if physicians or insurers do not find our data compelling or wish to wait for additional or independently performed studies, they may choose not to use or provide coverage and reimbursement for our products. Currently, we estimate there are insurance plans, including a number of large third-party payors, covering approximately 84 million lives that have determined balloon sinus dilation to be investigational and therefore do not cover it at this time.

In addition, the long-term effects of balloon sinus dilation with our products beyond 24 months are not known. Certain ENT physicians, hospitals, ambulatory surgery centers, or ASCs, and insurers may prefer to see longer-term efficacy data than we have produced. We cannot assure you that any data that we or others generate will be consistent with that observed in our existing clinical studies.

It is difficult to forecast future performance and our financial results may vary from forecasts and may fluctuate from quarter to quarter.

Our limited operating history and commercial experience make it difficult for us to predict future performance. A number of factors over which we have limited control, such as seasonal variations in revenue, may contribute to fluctuations in our financial results. In the first quarter, our results can be impacted by adverse weather and by resetting of annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures in which our products are used. In the second quarter, demand may be increased by the seasonal nature of allergies and the resultant onset of sinus-related symptoms. In the third quarter, we believe the number of elective surgeries and particularly FESS or balloon sinus dilation procedures nationwide is historically lower than other quarters as a result of summer vacations of ENT physicians and their patients. In the fourth quarter, demand typically increases with the onset of the cold and flu season and related symptoms, as well as the desire of patients to spend the remaining balances in their flexible-spending accounts or because of lower out-of-pocket costs to patients who have already met their annual deductibles under their health insurance plans.

Other factors that may cause fluctuation in our quarterly results include:

•	ENT physician adoption of our products;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	unanticipated pricing pressure;

•	the hiring, retention and continued productivity of our sales representatives;

•	our ability to expand the geographic reach of our sales and marketing efforts;

•	our ability to obtain regulatory clearance or approval for our products in development or for our current products outside the United States;

•	results of clinical research and trials on our existing products and products in development;

•	delays in receipt of anticipated purchase orders;

•	delays in, or failure of, component and raw material deliveries by our suppliers; and

•	positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry.

In the event our actual revenue and operating results do not meet our forecasts or the forecasts or estimates of the research analysts that cover us for a particular period, the market price of our common stock may decline substantially.

Consolidation in the healthcare industry or group purchasing organizations could lead to demands for price concessions, which may impact our ability to sell our products at prices necessary to support our current business strategies.

Healthcare costs have risen significantly over the past decade, which has resulted in or led to numerous cost reform initiatives by legislators, regulators and third-party payors. Cost reform has triggered a consolidation trend in the healthcare industry to aggregate purchasing power, which may create more requests for pricing concessions in the future. Additionally, group purchasing organizations, independent delivery networks and large single accounts may continue to use their market power to consolidate purchasing decisions for hospitals and ASCs. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the healthcare industry worldwide, resulting in further business consolidations and alliances among our customers, which may exert further downward pressure on the prices of our products.

The size of the market for balloon sinus dilation products has not been established with precision, and may be smaller than we estimate.

Our estimate of the annual total addressable market for balloon sinus dilation products is based on a number of internal and third-party estimates, including, without limitation, the number of annual patient visits to ENT and primary care physicians, internal estimates regarding the number of certain types of FESS procedures performed annually, and our estimate of the number of people currently under medical management who would benefit from and be amenable to a balloon sinus procedure. In addition, our internal estimates are based in large part on current patterns of patient selection by ENT physicians for balloon sinus dilation. While we believe these factors have historically provided and may continue to provide us with effective tools in estimating the total market for balloon sinus dilation procedures and our products, these estimates may not be correct and the conditions supporting our estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our products may prove to be incorrect. If the actual number of patients who would benefit from our products and the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

We have limited experience marketing and selling our products, and if we are unable to expand, manage and maintain our direct sales and marketing organizations we may not be able to generate anticipated revenue.

We began selling our first FDA-cleared product, FinESS, in April 2008. We subsequently began selling our XprESS devices and PathAssist tools in February 2010 and August 2011, respectively. As a result, we have limited experience marketing and selling our products. As of September 30, 2014, our direct sales organization, including marketing and reimbursement, consisted of 114 employees, having increased from 84 employees as of December 31, 2012. Our operating results are directly dependent upon the sales and marketing efforts of our employees. If our direct sales force fails to adequately promote, market and sell our products, our sales may suffer.

In order to generate future sales growth, we will need to expand the size and geographic scope of our direct sales organization. Accordingly, our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled sales personnel with significant technical knowledge of sinus procedures and related products. Because the competition for their services is high, we cannot assure you we will be able to hire and retain additional personnel on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified sales personnel would prevent us from expanding our business and generating sales. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which could have an adverse impact on our business.

We may be unable to manage our growth effectively.

Our past growth has provided, and our future growth may create, challenges to our organization. From December 31, 2012, to September 30, 2014, the number of our employees increased from 124 to 166. In the future, we expect to hire and train new personnel as we continue to grow and expand our operations. As a public company, we will need to support managerial, operational, financial and other resources. This growth may place significant strain on us. Successful growth is also dependent upon our ability to implement appropriate financial and management controls and systems and procedures. If we fail to manage these challenges effectively, there may be an adverse impact on our business.

Our ability to maintain our competitive position depends on our ability to attract and retain key executives and highly qualified personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our key executives. Although we have entered into employment letter agreements with certain of our executive officers, each of them may terminate their employment with us at any time. We expect that Brian Farley will transition from his role as Chief Executive Officer to Executive Chairman in the future. The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and could therefore have an adverse impact on our business. In addition, we do not carry any “key person” insurance policies that could offset potential loss of service under applicable circumstances.

Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein. Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. Our products are designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with our products or our products in development could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our balloon sinus dilation or other products cause, or merely appear to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Product liability claims may be brought against us by consumers, healthcare providers or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	costs of litigation;

•	distraction of management’s attention from our primary business;

•	the inability to commercialize our existing or new products;

•	decreased demand for our products or, if cleared or approved, products in development;

•	damage to our business reputation;

•	product recalls or withdrawals from the market;

•	withdrawal of clinical trial participants;

•	substantial monetary awards to patients or other claimants; or

•	loss of revenue.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have an adverse impact on our business.

In addition, although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have an adverse impact on our business.

We utilize third-party, single-source suppliers for some components and materials used in our products, and the loss of any of these suppliers could have an adverse impact on our business.

We rely on single-source suppliers for some components and materials used in our products. Our ability to supply our products commercially and to develop any future products depends, in part, on our ability to obtain these components in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. While our suppliers have generally met our demand for their products on a timely basis in the past, we cannot assure that they will in the future be able to meet our demand for their products, either because we do not have long-term agreements with those suppliers, our relative importance as a customer to those suppliers, or their ability to produce the components used in our products.

While we believe replacement suppliers exist for all components and materials we obtain from single sources, establishing additional or replacement suppliers for any of these components or materials, if required, may not be accomplished quickly. Even if we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single-source components and materials used in our products in the event of disruption, those inventories may not be sufficient.

If our third-party suppliers fail to deliver the required commercial quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the continued commercialization of our products, the supply of our products to customers and the development of any future products would be delayed, limited or prevented, which could have an adverse impact on our business.

If the quality of our products does not meet the expectations of ENT physicians or patients, then our brand and reputation could suffer and our business could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products. Although we have established internal procedures to minimize risks that may arise from quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of ENT physicians or patients, then our brand and reputation could suffer with those ENT physicians or patients and our business could be adversely impacted.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees related thereto. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

The implementation of a new enterprise resource planning system could cause disruption to our business and operations.

We are in the process of choosing and implementing a new enterprise resource planning system, which we currently expect to be implemented during 2015. This system will integrate our operations, including supply-chain, order entry, manufacturing, inventory and financial reporting, among others. This project requires significant investment of capital and human resources, the re-engineering of many processes of our business, and the attention of many associates and managers who would otherwise be focused on other aspects of our business. If we fail to implement the system successfully or in the contemplated timeframe, or if the system does not perform in a satisfactory manner once implementation is complete, our business, including our ability to report financial results accurately and timely, could be adversely affected.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our operating results and financial condition.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as the rules of The Nasdaq Global Market. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our operating results and financial condition.

Failure of a key information technology system, process or site could have an adverse impact on our business.

We rely extensively on information technology systems to conduct business. These systems impact, among other things, ordering and managing materials from suppliers, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, data security and other processes necessary to manage our business. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate on a timely basis, we may suffer interruptions in our operations, which could have an adverse impact on our business.

In addition, we accept payments for many of our sales through credit and debit card transactions, which are handled through a third-party payment processor. As a result, we are subject to a number of risks related to credit and debit card payments. As a result of these transactions, we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or experience an increase in our costs and expenses. In addition, as part of the payment processing process, we transmit our customers’ credit and debit card information to our third-party payment processor. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information if the security of our third-party credit card payment processor is breached. We and our third-party credit card payment processor are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processor fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, and there may be an adverse impact on our business.

If our facilities are damaged or become inoperable, we will be unable to continue to research, develop and manufacture our products and, as a result, there will be an adverse impact on our business until we are able to secure a new facility.

We do not have redundant facilities. We perform substantially all of our research and development, manufacturing and back office activity and maintain all our raw material and finished goods inventory in a single location in Plymouth, Minnesota. Our facility and equipment would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, tornadoes, flooding, fire and power outages, which may render it difficult or impossible for us to perform our research, development, manufacturing and commercialization activities for some period of time. The inability to perform those activities, combined with our limited inventory of reserve raw materials and finished product, may result in the inability to continue manufacturing our products during such periods and the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.

We have no prior experience selling our products outside of the United States and Canada and do not know if we will be successful in achieving adoption of our products and revenue growth outside of the United States in a timely manner. If we commercialize any products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

We may establish a direct sales force outside of the United States or enter into agreements with third-parties to market our products outside the United States. We expect that we would be subject to additional risks related to entering into international business relationships, including:

•	training of third-parties on our products and the procedures in which they are used;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	international regulators and third-party payors may require additional clinical studies prior to approving or allowing reimbursement for our products;

•	disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, regulations of the U.S. Office of Foreign Assets Controls, and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Risks Relating to Government Regulation

The FDA regulatory clearance process is expensive, time-consuming and uncertain, and the failure to obtain and maintain required regulatory clearances and approvals could prevent us from commercializing our products.

Before we can market or sell a new regulated product or a new use of or a claim for a cleared product in the United States, we must obtain clearance from the FDA through the 510(k) premarket notification process, unless an exemption applies. In addition, we may be required to seek FDA clearance for any changes or modifications to our products that could significantly affect their safety or effectiveness, or would constitute a change in intended use. The 510(k) clearance processes can be expensive, time-consuming and uncertain. In addition to the time required to conduct clinical trials, if necessary, it generally takes from three to six months from submission of an application to obtain 510(k) clearance; however, it may take longer and 510(k) clearance may never be obtained. Our ability to obtain additional regulatory clearances for new products and indications may be significantly delayed or may never be obtained. Moreover, any new product introduction or product modification could be subjected to a lengthier, more rigorous FDA review process.

Delays in receipt of, or failure to obtain, regulatory clearances for any product enhancements or new products we develop would result in delayed or no realization of revenue from such product enhancements or new products and in substantial additional costs which could decrease our profitability.

In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance for a product. We cannot assure you that we will successfully maintain the clearances we have received or may receive in the future. In addition, our existing clearances can be revoked if any issues arise that bring into question our products’ safety or effectiveness. Any failure to maintain compliance with FDA regulatory requirements could have an adverse impact on our business.

The misuse or off-label use of our products may harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

The products we currently market have been cleared by the FDA for specific treatments. We train our marketing and direct sales force to not promote our products for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Similarly, in an effort to decrease costs, physicians may also reuse those of our products that are intended for a single use or may purchase reprocessed products from third-party reprocessors in lieu of purchasing new products from us, which could result in product failure and liability. As described immediately above, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that would materially harm our business.

Our marketed products are subject to Medical Device Reporting, or MDR, obligations, which require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, or in which our products malfunctioned and, if the malfunction were to recur, it could likely cause or contribute to a death or serious injury. The timing of our obligation to report under the MDR regulations is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the FDA could take action including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of our products, or delay in clearance of future products.

We and any of our future contract manufacturers are subject to various governmental regulations related to the manufacturing of our products, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of, and be subject to material sanctions if we or our future contract manufacturers violate, these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of medical devices. The FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities, and both we and any future contract manufacturers we may employ are subject to such inspections. We cannot guarantee that we or any future third-party manufacturers will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or our third-party manufacturers’ manufacturing processes, including any failure to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	the FDA’s refusal to grant pending or future clearances or approvals for our products;

•	withdrawal or suspension of regulatory clearances or approvals;

•	clinical holds;

•	warning letters or untitled letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution of us or our employees.

Any of these actions could prevent us from marketing, distributing or selling our products and would likely harm our business.

Our products may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in their design or manufacture. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device would cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation and business, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to liability claims, be required to bear other costs, or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary recalls or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls and we may be subject to enforcement action.

If clinical studies of our future products do not produce results necessary to support regulatory clearance or approval in the United States or, with respect to our current or future products, elsewhere, we will be unable to expand the indications for or commercialize these products.

We will likely need to conduct additional clinical studies in the future to support new indications for our products or for clearances of new product lines, or for the approval of the use of our products in some foreign countries. Clinical testing can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons.

Clinical failure can occur at any stage of testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned. Our failure to adequately demonstrate the safety and efficacy of any of our devices would prevent receipt of regulatory clearance or approval and, ultimately, the commercialization of that device or indication for use. Even if our future products are cleared in the United States, commercialization of our products in foreign countries would require approval by regulatory authorities in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse impact on our business.

Healthcare regulatory reform may affect our ability to sell our products profitably.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably. In the United States in recent years, new legislation has been proposed and adopted at the federal and state levels that is effecting major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted.

In March 2010, the Affordable Care Act was signed into law. While the goal of healthcare reform is to expand coverage to more individuals, it also involves increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. The Affordable Care Act substantially changes the way healthcare is financed by both governmental and private insurers, encourages improvements in the quality of healthcare items and services and significantly impacts the medical device industry. Among other things, the Affordable Care Act:

•	imposes an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions (described in more detail below), although the effective rate paid may be lower;

•	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

•	implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models; and

•	creates an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

In addition, third-party payors regularly update payments to physicians and hospitals where our products are used. For Medicare, annual updates to physician payments are made using a prescribed statutory formula. In the past, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions. Most recently, the Protecting Access to Medicare Act of 2014, signed into law in April 2014, provided for a 0.5% increase from 2013 payment rates under the Medicare Physician Fee Schedule through 2014 and a 0% change from January 1 until April 1, 2015. If Congress fails to intervene to prevent the negative update factor in future years, the resulting decrease in payment could have an adverse impact on our business. In addition, the Budget Control Act of 2011 imposed reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless additional Congressional action is taken. Because there is no separate reimbursement for our products, and with respect to FESS, no separate reimbursement for balloon sinus dilation, these payment updates could directly impact the demand for our products or any products we may develop in the future, if cleared or approved.

Furthermore, we believe that many individuals who have obtained insurance coverage through the health insurance exchanges which arose as a result of the Affordable Care Act have done so with policies that have significantly higher deductibles than policies they may have obtained prior to its enactment. Because the out-of-pocket costs of undergoing a procedure such as balloon sinus dilation for patients who have not met their deductible for a given year would be significantly higher than they historically would have been, these patients may be discouraged from undergoing such a procedure due to the cost. Any reluctance on the part of patients to undergo balloon sinus dilation procedures due to cost could impact our ability to expand sales of our products and could adversely impact our business.

We are subject to additional federal, state and foreign laws and regulations relating to our healthcare business; our failure to comply with those laws could have an adverse impact on our business.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal and state governments, which could adversely impact our business. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

•	the federal Anti-Kickback Statute, which applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

•	federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

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federal “sunshine” requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the Affordable Care Act, on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. The period between August 1, 2013 and December 31, 2013 was the first reporting period, and manufacturers were required to report aggregate payment data by March 31, 2014, and to report detailed payment data and submit legal attestation to the accuracy of such data by June 30, 2014. Thereafter, manufacturers must submit reports by the 90th day of each subsequent calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not preempted by HIPAA.

The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding our business or the healthcare industry in general, or what effect such legislation or regulations may have on us. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements, including the provision of stock options as partial compensation for consulting services, with physicians, some of whom use or purchase our products, and other customers, could be subject to challenge under one or more of such laws. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from governmental healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely impact our business.

We may be unable to obtain or maintain international regulatory registrations or approvals for our current or future products and indications, which could adversely impact our business.

Sales of our devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain registration or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations or approvals may significantly differ from FDA requirements. In certain countries we intend to rely upon third-party distributors to obtain all required regulatory registrations and approvals, and these distributors may be unable to obtain or maintain such registrations or approvals. Our distributors in these countries may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or registrations, which could increase the difficulty of attracting and retaining qualified distributors. If these distributors experience delays in receiving necessary registrations or approvals to market our products outside the United States, or if they fail to receive those registrations or approvals, we may be unable to market our products or enhancements in certain international markets effectively, or at all.

Our operations involve the use of hazardous and toxic materials, and we must comply with environmental, health and safety laws and regulations, which can be expensive, and could have an adverse impact on our business.

Our operations use or generate small volumes of hazardous or toxic materials. We are therefore subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. Liability under environmental laws can be joint and several and without regard to comparative fault, and environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could have an adverse impact on our business. Although we believe that our activities conform in all material respects with environmental, health and safety laws, there can be no assurance that violations of environmental, health and safety laws will not occur in the future as a result of human error, accident, equipment failure or other causes. The failure to comply with past, present or future laws could result in the imposition of fines, third-party property damage and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations. We also expect that our operations will be affected by other new environmental and health and safety laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs, and may require us to change how we manufacture our products, which could have an adverse impact on our business.

Risks Relating to Capital Requirements and Finances

We may need substantial additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which could force us to delay or reduce our commercialization efforts or product development programs.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and revenue will be sufficient to meet our capital requirements and fund our operations for at least 24 months. However, we have based these estimates on assumptions that may prove to be incorrect, and we could spend our available financial resources much faster than we currently expect. Any future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the scope, rate of progress and cost of our clinical studies;

•	the cost of our research and development activities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent or other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

•	the cost and timing of additional regulatory clearances or approvals;

•	the cost and timing of establishing additional sales, marketing and distribution capabilities;

•	costs associated with any product recall that may occur;

•	the effect of competing technological and market developments;

•	the extent to which we acquire or invest in products, technologies and businesses, although we currently have no commitments or agreements relating to any of these types of transactions; and

•	the costs of operating as a public company.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any future debt financing into which we enter may impose upon us covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third-parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us.

Furthermore, we cannot be certain that additional funding will be available on acceptable terms, if at all. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third-parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these factors could harm our operating results.

Our ability to use our net operating losses and research and development credit carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50% change by value in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, and its research and development credit carryforwards to offset future taxable income. Our existing NOLs and research and development credit carryforwards may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change, our ability to utilize NOLs and research and development credit carryforwards could be further limited by Sections 382 and 383 of the Code. Future changes in our stock ownership, some of which might be beyond our control, could result in an ownership change under Section 382 of the Code. For these reasons, in the event we experience a change of control, we may not be able to utilize a material portion of the NOLs and research and development credit carryforwards, even if we attain profitability.

Risks Relating to Intellectual Property Matters

Intellectual property rights may not provide adequate protection and third-parties from which we license intellectual property may not enforce their intellectual property rights, which may permit third-parties to compete against us more effectively.

Our success depends significantly on our ability to protect our proprietary rights to the technologies and inventions used in, or embodied by, our products. To protect our proprietary technology, we rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, as well as nondisclosure, confidentiality and other contractual restrictions in our consulting and employment agreements. These legal means afford only limited protection, however, and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Furthermore, while we have no reason to believe that any third parties hold rights of ownership to the intellectual property we regard as our own, we cannot assure you that third parties of which we are unaware do not possess such rights, or that we will not be subject to, and forced to defend against, third-party claims of ownership to our intellectual property in the future. In either case, our ability to compete effectively could be harmed.

Patents

The process of applying for patent protection itself is time consuming and expensive and we cannot assure you that all of our patent applications will issue as patents or that, if issued, they will issue in a form that will be advantageous to us. The rights granted to us under our patents, including prospective rights sought in our pending patent applications, may not be meaningful or provide us with any commercial advantage, and they could be opposed, contested, or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed by third-parties. For example, we do not control the prosecution of the patent applications licensed to us under the Acclarent License described above. Therefore, these patents and applications may not be prosecuted or enforced in a manner consistent with the best interests of our business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated. In addition, because the Acclarent License is non-exclusive, Acclarent could choose to also license the same intellectual property to other third-party competitors, which would also have a material adverse effect on our business.

We own numerous issued patents and pending patent applications relating to our technology and products. The rights granted to us under these patents, including prospective rights sought in our pending patent applications, could be opposed, contested or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. If any of our patents are challenged, invalidated or legally circumvented by third-parties, and if we do not own other enforceable patents protecting our products, competitors could market products and use processes that are substantially similar to, or superior to, ours, and our business will suffer. In addition, the patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents or develop products that provide outcomes comparable to ours without infringing on our intellectual property rights.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The U.S. Patent and Trademark Office, or USPTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications. We may be subject to a third-party preissuance submission of prior art to the USPTO, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third-parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Moreover, the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Furthermore, we do not have patent rights in certain foreign countries in which a market may exist in the future, and the laws of many foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products.

Trademarks

We rely on our trademarks as one means to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. Our trademark applications may not be approved, however. Third-parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.

Trade Secrets and Know-How

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective.

Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected so as to protect our market against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We may in the future be a party to patent and other intellectual property litigation and administrative proceedings that could be costly and could interfere with our ability to successfully market our products.

The medical device industry has been characterized by frequent and extensive intellectual property litigation and is highly competitive. Our competitors or other patent holders may assert that our products and/or the methods employed in our products are covered by their patents. If our products or methods are found to infringe, we could be prevented from manufacturing or marketing our products. In the event that we become involved in such a dispute, we may incur significant costs and expenses and may need to devote resources to resolving any claims, which would reduce the cash we have available for operations and may be distracting to management. We do not know whether our competitors or potential competitors have applied for, will apply for, or will obtain patents that will prevent, limit or interfere with our ability to make, use, sell, import or export our products. Competing products may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our products in one or more foreign countries. We may also initiate litigation against third-parties to protect our own intellectual property. Our intellectual property has not been tested in litigation. If we initiate litigation to protect our rights, we run the risk of having our patents invalidated, which would undermine our competitive position.

Litigation related to infringement and other intellectual property claims, with or without merit, is unpredictable, can be expensive and time-consuming, and can divert management’s attention from our core business. If we lose this kind of litigation, a court could require us to pay substantial damages, treble damages and attorneys’ fees, and could prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business. If relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our products unless we can obtain licenses to use technology or ideas covered by such patents. We do not know whether any necessary licenses would be available to us on satisfactory terms, if at all. If we cannot obtain these licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the market may be harmed.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other proprietary information of former employers or competitors. In addition, we may in the future be subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have an adverse impact on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse impact on our business.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of common stock and acquire other complementary products, technologies or businesses by using our shares of common stock as consideration.

Upon closing of this offering, our common stock will be listed on The Nasdaq Global Market. If we fail to satisfy the continued listing standards of The Nasdaq Global Market, however, we could be de-listed, which would negatively impact the price of our common stock.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	the volume and timing of sales of our products;

•	the introduction of new products or product enhancements by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in reimbursement;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as December 31, 2019, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.0 billion in annual revenue in any fiscal year, (2) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $12.85 per share, based on an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of September 30, 2014. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees. The exercise of any of these options would result in additional dilution.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding 17,414,407 shares of common stock based on the number of shares outstanding as of September 30, 2014. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares, 13,039,407 shares are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares Eligible for Future Sale.” Moreover, after this offering, holders of an aggregate of up to 11,404,311 shares of our common stock, including shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock that will be outstanding immediately prior to the consummation of this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus entitled “Underwriting.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately 63.9% of our outstanding common stock, or approximately 70.4% of our outstanding common stock if each of our directors, officers and principal stockholders that have indicated an interest in purchasing shares in this offering purchase all of the shares for which they have indicated an interest at the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

We intend to allocate the net proceeds of this offering to product development and clinical research, sales, marketing, working capital and general corporate purposes. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We have identified a material weakness in our internal control over financial reporting. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses or significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

In preparing the financial statements for this offering, we determined that a material weakness in internal control over financial reporting existed as of September 30, 2014. The material weakness related to our having recorded revenue relating to sales orders that had been falsified by one of our sales representatives. Specifically, our controls did not require direct communication from our customers to indicate persuasive evidence of an arrangement for all sales transactions at the point of sale. Upon detecting the falsified transactions beginning in August 2014, we performed significant procedures to evaluate the impact and extent of these transactions. Based on these procedures, we determined that the falsified transactions were limited to a single sales representative and collectively represented sales of approximately $50,000 in the nine months ended September 30, 2014, all of which occurred in the first six months of the year. This amount is considered not significant pursuant to our analysis, which considered SEC Staff Accounting Bulletin No. 99 – Materiality.

While we were able to detect the falsified transactions, we determined that our internal controls were deficient because we did not detect these transactions within our financial statements on a timely basis. As a result, we concluded that there was a material weakness in our internal controls over financial reporting. We have implemented processes and controls designed to remediate this material weakness as of December 31, 2014 by enhancing our internal controls over the customer sales order process. For additional information see “Management’s Discussion and Analysis of Financial Information—Internal Control over Financial Reporting.” We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

We also identified a significant deficiency related to our field inventory reconciliation process and a significant deficiency related to our policies and procedures for evaluating the appropriate accounting treatment for our convertible preferred stock warrant liability. The SEC defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. We implemented processes and controls designed to remediate these significant deficiencies as of December 31, 2014; however, we cannot assure you that these steps will have been sufficient to remediate these deficiencies.

In addition to the remediation efforts related to the material weakness and significant deficiencies described above, we are in the process of enhancing our internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. If during the evaluation and testing process, we identify one or more other material weaknesses in our internal control over financial reporting, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.

The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; or

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

When we cease to be an “emerging growth company” under the federal securities laws, our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, or be delayed in producing these financial reports, both of which could cause the price of our common stock to decline. We could also be subject to, among other things, regulatory or enforcement actions by the SEC and The Nasdaq Global Market and could be subject to securities litigation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

•	our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter our bylaws without obtaining stockholder approval;

•	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our Company; and

•	our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Furthermore, our amended and restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our current credit facility precludes, and any future debt agreements may preclude, us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about:

•	estimates of our annual total addressable market, future revenue, expenses, capital requirements and our needs for additional financing;

•	our ability to obtain additional financing in this or future offerings;

•	the implementation of our business model and strategic plans for our products, technologies and businesses;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business by expanding our sales to existing customers or introducing our products to new customers;

•	our ability to remediate the material weakness and significant deficiency in our internal control over financial reporting;

•	third-party payor reimbursement and coverage decisions;

•	our ability to establish and maintain intellectual property protection for our products or avoid claims of infringement;

•	extensive government regulation;

•	the timing or likelihood of regulatory filings and approvals;

•	our ability to hire and retain key personnel;

•	the volatility of the trading price of our common stock;

•	our expectations regarding use of proceeds from this offering; and

•	our expectations about market trends.

Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients and physicians regarding certain therapies and other patient data and reimbursement data, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third-parties, including governmental agencies.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

USE OF PROCEEDS

We estimate the net proceeds from this initial public offering of shares of common stock will be approximately $62.6 million, or $72.4 million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $14.9 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering for product development and clinical research, sales, marketing, working capital, and general corporate purposes.

We may use a portion of our net proceeds to co-develop, acquire or invest in products, technologies or businesses that are complementary to our business. However we currently have no agreements or commitments to complete any such transaction.

As of the date of this prospectus, since we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, our management will have broad discretion over the use of the net proceeds from this offering. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities, certificates of deposit or governmental securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. In addition, our existing credit facility restricts our ability to pay dividends on our capital stock. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and the restrictions set forth in our credit facility, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, convertible preferred stock warrant liability, long-term debt and capitalization as of September 30, 2014:

•	on an actual basis;

•	on a pro forma basis to reflect: (a) the conversion of all outstanding shares of convertible preferred stock into an aggregate of 11,404,311 shares of common stock immediately prior to the closing of this offering; (b) the automatic conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase up to 37,798 shares of our common stock immediately prior to the closing of this offering; and (c) the effectiveness of our amended and restated certificate of incorporation; and

•	on a pro forma as adjusted basis to give further effect to the issuance and sale of 4,375,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds from this offering as described in “Use of Proceeds.”

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	As of September 30, 2014(1)
	Actual	Pro Forma	Pro Forma As Adjusted(2)
(in thousands, except for share and per share amounts)	(unaudited)
Cash and cash equivalents	$1,028	$1,028	$63,628
Convertible preferred stock warrant liability	362	—	—
Long-term debt (credit facility)	15,000	15,000	15,000
Convertible preferred stock, $0.001 par value per share, 44,567,071 shares authorized, 44,317,071 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	91,554	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share, 57,565,000 shares authorized, 1,635,096 shares issued and outstanding, actual; 200,000,000 shares authorized, 13,039,407 shares issued and outstanding, pro forma and 17,414,407 shares issued and outstanding, pro forma as adjusted	2	13	17
Additional paid-in capital	2,965	94,870	157,460
Accumulated deficit	(102,570)	(102,570)	(102,570)

Total stockholders’ (deficit) equity	(99,603)	(7,687)	54,907

Total capitalization	$7,313	$7,313	$76,019

(1)	The amounts set forth in this table do not include an additional $5.0 million in borrowings that we incurred under our credit facility during the three months ended December 31, 2014.

(2)	Each $1.00 increase (decrease) in the assumed initial public offering of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $14.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock reflected in the discussion and tables above is based on 13,039,407 shares of our common stock outstanding as of September 30, 2014, including convertible preferred stock on an as-converted basis, and excludes the following:

•	1,168,897 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2014, having a weighted average exercise price of $1.61 per share;

•	37,798 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock at an exercise price of $7.84 per share (which consist of warrants to purchase our convertible preferred stock that upon the closing of this offering will convert into warrants to purchase our common stock);

•	1,345,570 shares of common stock reserved for future issuance under the 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the 2015 Plan due to shares subject to awards under our 2006 Stock Incentive Plan that terminate, expire or lapse for any reason and pursuant to provisions in the 2015 Plan that automatically increase the share reserve under the plan each year; and

•	200,000 shares of common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the ESPP pursuant to provisions in the ESPP that automatically increase the share reserve under the plan each year.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value (deficit) per share represents our total tangible assets less our liabilities and convertible preferred stock that is not included in equity divided by the total number of shares of common stock outstanding. As of September 30, 2014, our historical net tangible book value (deficit) was approximately $(99.6) million, or $(60.92) per share. Our pro forma net tangible book value as of September 30, 2014, was approximately $(7.7) million, or $(0.59) per share after giving effect to the conversion of all of our outstanding convertible preferred stock into 11,404,311 shares of common stock upon the consummation of this offering.

After giving further effect to receipt of the net proceeds from our sale of 4,375,000 shares of common stock at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the net proceeds from this offering as described in “Use of Proceeds,” our pro forma as adjusted net tangible book value as of September 30, 2014, would have been approximately $54.9 million, or $3.15 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.74 per share to our existing stockholders and an immediate dilution of $12.85 per share to new investors participating in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$16.00
Historical net tangible book value (deficit) per share as of September 30, 2014	$(60.92)
Pro forma increase in net tangible book value (deficit) per share attributable to the conversion of our convertible preferred stock	60.33

Pro forma net tangible book value per share as of September 30, 2014	(0.59)
Increase in net tangible book value per share attributable to new investors participating in this offering	3.74

Pro forma as adjusted net tangible book value per share after this offering		3.15

Dilution per share to new investors participating in this offering		$12.85

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $3.58 per share, and the dilution to new investors participating in this offering would be $12.42 per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $0.23 per share and the dilution per share to new investors by $0.77 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

We may also increase or decrease the number of shares we are offering. Each increase of 1,000,000 shares in the number of shares we are offering would increase our pro forma as adjusted net tangible book value per share by approximately $0.64 per share and decrease the dilution per share to new investors by approximately $0.64 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. Each decrease of 1,000,000 shares in the number of shares we are offering would decrease our pro forma as adjusted net tangible book value per share by approximately $0.71 per share and increase the dilution per share to new investors by approximately $0.71 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of September 30, 2014, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
(in thousands, except share, per share and percentages)	Number	Percent	Amount	Percent
Existing stockholders	13,039,407	74.9%	$92,899,570	57.0%	$7.12
New investors	4,375,000	25.1	70,000,000	43.0	16.00

Total	17,414,407	100%	$162,899,570	100%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to 72.2% of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to 27.8% of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) total consideration paid by new investors by $4.1 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $14.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock reflected in the discussion and tables above is based on 13,039,407 shares of our common stock outstanding as of September 30, 2014, and excludes:

•	1,168,897 shares of common stock issuable upon the exercise of outstanding options as of September 30, 2014, having a weighted average exercise price of $1.61 per share;

•	37,798 shares of common stock issuable upon the exercise of warrants to purchase our convertible preferred stock at an exercise price of $7.84 per share (which consist of warrants to purchase our convertible preferred stock that upon the closing of this offering will convert into warrants to purchase our common stock);

•	1,345,570 shares of common stock reserved for future issuance under the 2015 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the 2015 Plan due to shares subject to awards under our 2006 Stock Incentive Plan that terminate, expire or lapse for any reason and pursuant to provisions in the 2015 Plan that automatically increase the share reserve under the plan each year; and

•	200,000 shares of common stock reserved for future issuance under the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part, as well as shares that become available under the ESPP pursuant to provisions in the ESPP that automatically increase the share reserve under the plan each year.

Certain of our directors, officers and principal stockholders, including Essex Woodlands, SV Life Sciences and Split Rock, have indicated an interest in purchasing an aggregate of up to $18,150,000 in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these directors, officers and principal stockholders, or any or all of these directors, officers or principal stockholders may determine to purchase more, less or no shares in this offering.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of our options or warrants described above are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data together with our audited and unaudited financial statements, the related notes appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

We derived the selected statements of operations data for the years ended December 31, 2012 and 2013, and the balance sheet data as of December 31, 2012 and 2013, from our audited financial statements appearing elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2013 and 2014, and the balance sheet data as of September 30, 2014, are derived from our unaudited interim financial statements included elsewhere in this prospectus. We have prepared the unaudited interim financial statements on the same basis as the audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results and our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2014, or any other period.

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands, except per share data)	2012	2013	2013	2014
			(unaudited)
Statements of Operations Data:
Revenue	$17,559	$32,545	$21,845	$34,364
Cost of goods sold	4,784	7,808	5,283	7,515

Gross profit	12,775	24,737	16,562	26,849
Operating expenses:
Selling and marketing	21,634	27,631	20,034	24,276
Research and development	5,896	5,143	4,020	3,135
General and administrative	4,080	4,311	3,089	3,767

Total operating expenses	31,610	37,085	27,143	31,178

Loss from operations	(18,835)	(12,348)	(10,581)	(4,329)
Other expense, net	(161)	(1,048)	(599)	(1,412)

Net loss	$(18,996)	$(13,396)	$(11,180)	$(5,741)

Net loss per share, basic and diluted(1)	$(27.29)	$(11.82)	$(10.38)	$(3.94)

Weighted average common shares used to compute net loss per share, basic and diluted(1)	696	1,133	1,077	1,456

Pro forma net loss per share, basic and diluted (unaudited)(1)		$(1.07)		$(0.45)

Weighted average common shares used to compute pro forma net loss per share, basic and diluted (unaudited)(1)		12,575		12,898

(1)	See note J to our consolidated financial statements included elsewhere in this prospectus for the method used to calculate net loss per share, basic and diluted, and pro forma net loss per share, basic and diluted.

	As of December 31,		As of September 30, 2014
(in thousands)	2012	2013
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$6,681	$7,709	$1,028
Working capital	15,456	10,702	4,760
Total assets	20,546	17,876	13,977
Convertible preferred stock warrant liability	131	211	362
Total debt (credit facility)	7,375	15,000	15,000
Total liabilities	10,894	20,550	22,026
Convertible preferred stock	91,554	91,544	91,554
Accumulated deficit	(83,433)	(96,829)	(102,570)
Total stockholders’ deficit	(81,902)	(94,228)	(99,603)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical technology company focused on the design, development and commercialization of products for the minimally invasive treatment of patients in the physician office setting or operating room who are suffering from chronic sinusitis. Our XprESS family of products is used by ear, nose and throat, or ENT, physicians to open narrowed or obstructed sinus drainage pathways using balloon sinus dilation to treat patients with symptomatic inflammation of the nasal sinuses. When used as a stand-alone therapy, our balloon sinus dilation products are the only devices clinically proven in a sufficiently powered prospective, multicenter, randomized, controlled trial to be as effective as functional endoscopic sinus surgery, or FESS. Patients treated with our products in this trial in the ENT physician office also experienced faster recovery, less bleeding at discharge, less use of prescription pain medication and fewer post-procedure debridements than patients receiving FESS.

Minimally invasive balloon sinus dilation devices have enabled a shift towards office-based treatment of chronic sinusitis patients who are candidates for sinus surgery in the operating room. We believe this shift has been facilitated by our technology and clinical data, as well as procedure economics that are favorable to the healthcare system, patient and provider. Our XprESS family of products is used to treat patients with inflammation of the frontal, ethmoid, sphenoid and maxillary sinuses and is specifically designed for ease-of-use in the ENT physician office setting. Our XprESS family of products includes our XprESS device and our XprESS LoProfile device. We derive substantially all of our revenue from our XprESS family of products. For the nine months ended September 30, 2014 and the years ended December 31, 2013 and 2012, our XprESS family of products represented 95%, 95% and 85% of our revenues, respectively. Our research and development efforts are focused on enhancing our XprESS family of products and broadening their indications for use. We are also the exclusive distributor of XeroGel.

Our direct U.S. sales force engages in sales efforts and promotional activities focused on ENT physicians. As of September 30, 2014, we employed 102 full-time persons in our direct sales organization, an increase from 87 persons as of September 30, 2013, and we expect to continue to expand our sales force and staffing to further penetrate the sinusitis market. In addition, we invest substantial resources to educate ENT physicians and patients on the proven clinical advantages of stand-alone balloon sinus dilation. We have a diverse customer base of ENT physicians, hospitals and ASCs in the United States, with no single customer accounting for more than 5% of our revenue during the year ended December 31, 2013 or the nine months ended September 30, 2014. Our customers are reimbursed by governmental and private health insurers for procedures using our products pursuant to reimbursement codes specific to the setting of the procedure. We manufacture all of our proprietary products at our 32,351 square foot facility in Plymouth, Minnesota with components supplied by external suppliers. As of September 30, 2014, our manufacturing organization included 19 people. We expect the capacity of our current facility to be able to meet expected demand through at least the end of 2017.

For the year ended December 31, 2013 we generated revenue of $32.5 million and had a net loss of $13.4 million compared to revenue of $17.6 million and a net loss of $19.0 million for the year ended December 31, 2012. For the nine months ended September 30, 2014 we generated revenue of $34.4 million and had a net loss of $5.7 million compared to revenue of $21.8 million and a net loss of $11.2 million for the nine months ended September 30, 2013. We expect to continue to incur losses until at least 2016 as we expend resources to expand our organization to support planned sales growth and expansion while also continuing to invest in the development of next generation products and new products for the ENT market. As of September 30, 2014, we had an accumulated deficit of $102.6 million. Our primary sources of capital to date have been from sales of our products, private placements of our convertible preferred securities and amounts borrowed under our credit facility. We operate in one segment.

Components of Our Results of Operations

Revenue

We derive substantially all of our revenue from the sale of our XprESS family of products to ENT physicians, hospitals and ASCs in the United States. Recent revenue growth has been driven by, and we expect our revenue to continue to increase in the future as a result of, increased physician awareness of the clinical efficacy of stand-alone balloon sinus dilation and our products and increasing insurance coverage for balloon sinus dilation procedures. Any reversal in these recent trends, however, could have a negative impact on our future revenue. In addition, we have expanded our sales and marketing infrastructure to help us drive and support revenue growth and intend to continue this expansion. Our revenue has fluctuated, and we expect our revenue to continue to fluctuate, from quarter to quarter due to a variety of factors. For example, our second and fourth quarters tend to be our strongest quarters of the year. For a further discussion on seasonality, see “—Seasonality.”

When used as a stand-alone balloon sinus dilation procedure in the physician office setting, our products are paid for as part of the practice expense component of the physician’s fee. When used in an operating room in an ASC or hospital, our products are typically utilized as tools used during FESS and are paid for as part of the FESS procedure.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of manufacturing overhead costs, material costs and direct labor. A significant portion of our cost of goods sold consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. We expect overhead costs as a percentage of revenue to continue to decrease as our production volume increases. Cost of goods sold also includes depreciation expense for production equipment, amortization of leasehold improvements, shipping costs and royalty expense related to our licensing agreement with Acclarent, Inc. that is payable in connection with sales of substantially all of our products. We expect cost of goods sold to increase in absolute dollars primarily as, and to the extent, our revenue grows.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily product sales mix and prices, production volumes, manufacturing costs and product yields, and to a lesser extent the implementation of cost-reduction strategies. Our gross margin may continue to increase over the long term as our production volume increases and as we spread the fixed portion of our manufacturing overhead costs over a greater number of units produced, thereby reducing our per unit manufacturing costs. However, our gross margin will likely fluctuate from quarter to quarter due to seasonality.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation for personnel, including base salaries and variable compensation associated with sales results, spending related to marketing, reimbursement and customer service functions, and stock-based compensation. Other selling and marketing expenses include training, travel expenses, promotional activities, conferences, trade shows and consulting services. We expect selling and marketing expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue. However, we expect selling and marketing expenses to decrease as a percentage of revenue.

Research and Development Expenses

Research and development, or R&D, expenses consist primarily of engineering, product development, clinical studies to develop and support our products, regulatory expenses, consulting services, materials, depreciation and other costs associated with products and technologies in development and next generation versions of current devices. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, quality assurance expenses allocated to R&D programs, consulting, related travel expenses and facilities expenses, in each case related to R&D programs. Clinical expenses include clinical trial management and monitoring, payments to clinical investigators, data management and travel expenses and the cost of manufacturing products for clinical trials. We expect R&D expenses to increase modestly, as increases in expenses related to developing, enhancing and commercializing new products and technologies will be only partially offset by the timing and extent of expenses relating to clinical studies. We expect R&D expenses as a percentage of revenue to vary over time depending on the level and timing of initiating new product development efforts as well as our clinical development activities.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for personnel, including base salaries and bonus compensation, spending related to finance, information technology, human resource functions and stock-based compensation. Other general and administrative expenses include travel expenses, credit card processing fees, professional services fees, audit fees, insurance costs and general corporate expenses, including allocated facilities-related expenses. We expect general and administrative expenses to continue to increase in absolute dollars as we expand our commercial infrastructure to both drive and support our planned growth in revenue. We also expect to incur additional legal, accounting, insurance and other professional service fees associated with being a public company, which may increase further when we are no longer able to rely on the “emerging growth company” exemption we are afforded under the Jump Start Our Business Startups Act of 2012, or JOBS Act. We expect general and administrative expenses to continue to decrease as a percentage of revenue.

Other Expense, Net

Other expense, net consists of fair value adjustments related to our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked-to-market at each reporting period, and interest expense payable under our credit facility.

Results of Operations

	Years Ended December 31,		Nine Months Ended September 30,
(in thousands, except percentages)	2012	2013	2013	2014
			(unaudited)
Revenue	$17,559	$32,545	$21,845	$34,364
Cost of goods sold	4,784	7,808	5,283	7,515

Gross profit	12,775	24,737	16,562	26,849
Gross margin	73%	76%	76%	78%
Operating expenses:
Selling and marketing	21,634	27,631	20,034	24,276
Research and development	5,896	5,143	4,020	3,135
General and administrative	4,080	4,311	3,089	3,767

Total operating expenses	31,610	37,085	27,143	31,178

Loss from operations	(18,835)	(12,348)	(10,581)	(4,329)
Other expense, net	(161)	(1,048)	(599)	(1,412)

Net loss	$(18,996)	$(13,396)	$(11,180)	$(5,741)

Comparison of Nine Months Ended September 30, 2013 and 2014

Revenue

Revenue increased $12.6 million, or 57%, to $34.4 million during the nine months ended September 30, 2014, compared to $21.8 million during the nine months ended September 30, 2013. The growth in revenue was primarily attributable to an increase of approximately $12.1 million in sales of our XprESS family of products. Of the increase in sales, $11.1 million was due to increased unit sales and $1.0 million was related to the increase in customer preference for the higher priced XprESS LoProfile with Light Fiber.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $2.2 million, or 41%, to $7.5 million during the nine months ended September 30, 2014, compared to $5.3 million during the nine months ended September 30, 2013. The increase in cost of goods sold was primarily attributable to the growth in sales of our XprESS family of products.

Gross margin for the nine months ended September 30, 2014, increased to 78%, compared to 76% for the nine months ended September 30, 2013. The increase in gross margin was primarily due to the growth in sales, which allowed us to spread the fixed portion of our manufacturing overhead costs over more production units. While average selling prices also increased, the effect of this increase was partially offset by increased cost of goods sold associated with the XprESS LoProfile with Light Fiber.

Selling and Marketing Expenses

Selling and marketing expenses increased $4.3 million, or 21%, to $24.3 million during the nine months ended September 30, 2014, compared to $20.0 million during the nine months ended September 30, 2013. The primary driver of this increase was compensation and other employee-related expenses of our sales and marketing organizations, which increased $3.7 million as compared to the nine months ended September 30, 2013, primarily as a result of increased headcount. In addition, other selling and marketing expenses increased $0.6 million primarily due to increased trade show and market research expenses.

Research and Development Expenses

R&D expenses decreased $0.9 million, or 22%, to $3.1 million during the nine months ended September 30, 2014, compared to $4.0 million during the nine months ended September 30, 2013. The decrease in R&D expenses was primarily due to a decrease of $0.5 million in clinical trial costs for the REMODEL trial as enrollment had reached planned levels and data collection was nearing completion. In addition, compensation and other employee-related expenses decreased $0.1 million and timing of other clinical studies, R&D and product development projects accounted for the remaining decrease.

General and Administrative Expenses

General and administrative expenses increased $0.7 million, or 22%, to $3.8 million during the nine months ended September 30, 2014, compared to $3.1 million during the nine months ended September 30, 2013. The increase was primarily due to increases in compensation and other employee-related expenses of $0.2 million, credit card processing fees of $0.2 million, medical device excise tax of $0.1 million and legal fees of $0.1 million.

Other Expense, Net

Other expense, net, reflected an expense of $1.4 million during the nine months ended September 30, 2014, compared to an expense of $0.6 million during the nine months ended September 30, 2013. The increase in expense was attributable to the fair value adjustment of our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked-to-market at each reporting period, and interest expense related to our credit facility.

Comparison of Years Ended December 31, 2012 and 2013

Revenue

Revenue increased $14.9 million, or 85%, to $32.5 million during the year ended December 31, 2013, compared to $17.6 million during the year ended December 31, 2012. The growth in revenue was primarily attributable to an increase of approximately $15.9 million in sales of our XprESS family of products offset in part by a decrease of $1.0 million from other non XprESS family products. Of the increase in sales, $11.2 million was due to increased unit sales, and $4.7 million was related to the increase in customer preference for the higher priced XprESS LoProfile with Light Fiber.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased $3.0 million, or 63%, to $7.8 million during the year ended December 31, 2013, compared to $4.8 million during the year ended December 31, 2012. The increase in cost of goods sold was primarily attributable to the growth in sales of our XprESS LoProfile products described above.

Gross margin for the year ended December 31, 2013 increased to 76%, compared to 73% for the year ended December 31, 2012. The increase in gross margin was primarily due to increased unit sales and changes in product sales mix described above, which allowed us to spread the fixed portion of our manufacturing overhead costs over more production units.

Selling and Marketing Expenses

Selling and marketing expenses increased $6.0 million, or 28%, to $27.6 million during the year ended December 31, 2013, compared to $21.6 million during the year ended December 31, 2012. The primary driver of this increase was compensation and other employee-related expenses of our sales and marketing organizations, which increased $5.7 million as compared to year ended December 31, 2012, primarily as a result of increased headcount.

Research and Development Expenses

R&D expenses decreased $0.8 million, or 13%, to $5.1 million during the year ended December 31, 2013, compared to $5.9 million during the year ended December 31, 2012. The decrease in R&D expenses was primarily due to a decrease of $0.9 million in clinical trial costs for the REMODEL trial as enrollment had reached planned levels and data collection was nearing completion.

General and Administrative Expenses

General and administrative expenses increased $0.2 million, or 6%, to $4.3 million during the year ended December 31, 2013, compared to $4.1 million during the year ended December 31, 2012. The increase was primarily due to an expense of $0.3 million due under a new federal excise tax on the sale of our products during the year ended December 31, 2013.

Other Expense, Net

Other expense, net, reflected an expense of $1.0 million during the year ended December 31, 2013, compared to an expense of $0.2 million during the year ended December 31, 2012. The increase in expense was primarily attributable to the fair value adjustment of our outstanding convertible preferred stock warrants, which are accounted for as a liability and marked-to-market at each reporting period, and to interest expense related to our credit facility.

Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly statements of operations data and other data for each of the six most recent quarters in the period ended September 30, 2014. We have prepared the quarterly results of operations data on a consistent basis with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the quarterly results of operations data reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The statements of operations data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of results for a full year or for any future period.

	Three Months Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014
(in thousands, except percentages)	(unaudited)
Revenue	$7,712	$7,889	$10,700	$10,175	$12,498	$11,691
Cost of goods sold	1,844	1,903	2,525	2,298	2,716	2,501

Gross profit	5,868	5,986	8,175	7,877	9,782	9,190
Gross margin	76%	76%	76%	77%	78%	79%
Operating expenses:
Selling and marketing	6,515	6,901	7,597	7,722	8,163	8,391
Research and development	1,250	1,226	1,123	1,116	1,047	972
General and administrative	1,070	970	1,222	1,158	1,222	1,387

Total operating expenses	8,835	9,097	9,942	9,996	10,432	10,750

Loss from operations	(2,967)	(3,111)	(1,767)	(2,119)	(650)	(1,560)
Other expense, net	(235)	(183)	(449)	(416)	(523)	(473)

Net loss	$(3,202)	$(3,294)	$(2,216)	$(2,535)	$(1,173)	$(2,033)

Seasonality

As shown in the quarterly data presented above, our business may be affected by seasonality. In the first quarter, our results can be impacted by adverse weather and by resetting of annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures in which our products are used on a stand-alone basis or in conjunction with FESS. In the second quarter, demand may be positively impacted by the seasonal nature of allergies and the resultant onset of sinus-related symptoms. In the third quarter, the number of stand-alone balloon sinus dilation and FESS procedures nationwide is historically lower than other quarters throughout the year, which we believe is attributable to the summer vacations of ENT physicians and their patients. In the fourth quarter, demand may be impacted positively by the onset of the cold and flu season and related symptoms, as well as the desire of patients to spend the remaining balances in their flexible-spending accounts or because of lower out-of-pocket costs to patients who have met their annual deductibles under their health insurance plans.

Liquidity and Capital Resources

Overview

As of September 30, 2014, we had cash and cash equivalents of $1.0 million and an accumulated deficit of $102.6 million, compared to cash and cash equivalents of $7.7 million and an accumulated deficit of $96.8 million as of December 31, 2013. Our primary sources of capital to date have been from sales of our products, private placements of our convertible preferred securities and amounts borrowed under our credit facility. As of September 30, 2014, we had raised $92.1 million from private placements of our convertible preferred securities and had $15.0 million of borrowings outstanding and up to $10.0 million of additional availability under our credit facility, subject to achievement of certain revenue milestones. We drew an additional $5.0 million under our credit facility during the three months ended December 31, 2014.

We believe that, prior to giving effect to this offering, our existing cash and cash equivalents, availability under our credit facility and revenue will be sufficient to meet our capital requirements and fund our operations through the end of 2015 and, after giving effect to the net proceeds of this offering, for at least the next 24 months. If these sources are insufficient to satisfy our liquidity requirements, however, we may seek to sell additional equity or debt securities, or enter into a new credit facility. If we raise additional funds by issuing equity securities, our stockholders would experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to us. If we are unable to obtain additional financing, we may be required to delay the development, commercialization and marketing of our products.

Cash Flows

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
(in thousands)			(unaudited)
Net cash (used in) provided by:
Operating activities	$(20,432)	$(13,211)	$(9,272)	$(6,259)
Investing activities	2,083	6,038	6,265	(629)
Financing activities	17,361	8,201	566	207

Net (decrease) increase in cash and cash equivalents	$(988)	$1,028	$(2,441)	$(6,681)

Net Cash Used in Operating Activities

During the nine months ended September 30, 2014, net cash used in operating activities was $6.3 million, consisting primarily of a net loss of $5.7 million and an increase in net operating assets of $1.5 million, partially offset by non-cash charges of $0.9 million. The cash used in operations was primarily due to the ongoing commercialization of our XprESS family of products. To support the commercialization of these products, we continued to expand our sales organization. Cash used in operations was also attributable to increases in accounts receivable and inventory, offset by an increase in accrued compensation and by increases in accounts payable and accrued expenses to support our operations. The non-cash charges primarily consisted of depreciation, stock-based compensation, amortization of debt issuance costs and the change in fair value of convertible preferred stock warrants.

During the nine months ended September 30, 2013, net cash used in operating activities was $9.3 million, consisting primarily of a net loss of $11.2 million, offset by a decrease in net operating assets of $1.1 million and by non-cash charges of $0.8 million. Cash used in operations was primarily attributable to increases in accounts receivable and inventory, and a decrease in accounts payable offset by increases in accrued compensation and accrued royalties. The non-cash charges primarily consisted of depreciation, stock-based compensation, amortization of debt issuance costs and the change in fair value of convertible preferred stock warrants.

Net cash used in operating activities for 2013 was $13.2 million, consisting primarily of a net loss of $13.4 million, offset by an increase in net operating assets of $0.9 million and by non-cash charges of $1.1 million. The increase in net operating assets was primarily due to increases in accounts receivable and inventory, offset by an increase in accrued compensation due to the growth in our sales organization and accrued royalties. Non-cash charges consisted primarily of depreciation, stock-based compensation and the change in fair value of convertible preferred stock warrants.

Net cash used in operating activities for 2012 was $20.4 million, consisting primarily of a net loss of $19.0 million and an increase in net operating assets of $2.2 million, partially offset by non-cash charges of $0.8 million. The increase in net operating assets was primarily due to increases in accounts receivable and inventory as we accelerated commercialization of our XprESS family of products, partially offset by an increase in accrued royalties and a decrease in accrued compensation due to bonus payments paid in December 2012 rather than January 2013. Non-cash charges consisted primarily of depreciation and stock-based compensation.

Net Cash (Used in) Provided by Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2014, was $0.6 million, consisting of purchases of property and equipment. Net cash provided by investing activities during the nine months ended September 30, 2013 was $6.3 million, consisting of proceeds from maturities of short-term investments of $6.6 million, partially offset by purchases of property and equipment of $0.3 million.

Net cash provided by investing activities in 2013 was $6.0 million, consisting of proceeds from maturities of short-term investments of $6.6 million, partially offset by purchases of property and equipment of $0.6 million. Net cash provided by investing activities in 2012 was $2.1 million, consisting primarily of net proceeds of $2.9 million from short-term investments, partially offset by purchases of property and equipment of $0.8 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2014, was $0.2 million, consisting of proceeds from the exercise of stock options. Net cash provided by financing activities during the nine months ended September 30, 2013, was $0.6 million, consisting of proceeds from the exercise of stock options.

Net cash provided by financing activities in 2013 was $8.2 million, consisting of borrowing under our credit facility of $7.5 million and proceeds from the exercise of stock options of $0.7 million. Net cash provided by financing activities in 2012 was $17.4 million, consisting of net proceeds from the issuance of our Series E convertible preferred stock of $10.0 million, net borrowings under our credit facility of $7.1 million and from proceeds from the exercise of stock options of $0.3 million.

Credit Facility

In October 2012, we entered into a credit facility with Oxford Finance LLC, and in December 2013, we amended and restated the credit facility. In October 2014, we further amended the credit facility. We refer to the amended and restated credit facility, as amended, as the credit facility. Under the credit facility, we can borrow up to a total of $25.0 million in three tranches at a fixed rate of 9.40%. The first tranche of $15.0 million was borrowed in December 2013. The second tranche of up to $5.0 million, or the 2014 tranche, was available through December 31, 2014, of which all was borrowed. The third tranche of up to $5.0 million is available at any time through December 31, 2015, subject to certain trailing six-month revenue milestones. The credit facility matures and all amounts borrowed thereunder are due on December 1, 2018. As a result of the $5.0 million borrowed during the three months ended December 31, 2014, all amounts borrowed under the credit facility are interest-only through January 2016 (24 months), after which we will make monthly payments of principal and interest. The interest-only period may be extended to 36 months based on funding and revenue milestones provided for in the agreement.

In addition to the principal and interest payments under the credit facility, we are required to pay a final payment fee of 7.15% on all amounts outstanding, which is being accrued over the credit facility term and will be due at the earlier of maturity or prepayment. If we repay all of the amounts borrowed under the loan on or prior to maturity, we will also be required to pay a prepayment fee equal to 1.75% on amounts other than the 2014 tranche if the prepayment occurs prior to or on the first anniversary of the funding date with respect to any borrowed amounts or 0.75% on amounts other than the 2014 tranche if the prepayment occurs after the first anniversary of the funding date. The Company may make principal payments during any interest only periods to reduce, but not repay in full, the outstanding principal balance of the loan without incurring any prepayment penalties (in this case we would still be required to pay the final payment fee, however).

Our obligations under the credit facility are secured by a first priority security interest in substantially all of our assets, other than our intellectual property. There are no financial covenants contained in the credit facility and we are in compliance with the affirmative and restrictive covenants as of December 31, 2013 and September 30, 2014. We have agreed not to pledge or otherwise encumber our intellectual property assets, except for permitted liens, as such terms are defined in the credit facility and except as otherwise provided for in the credit facility.

As of September 30, 2014, we have borrowed and have outstanding $15.0 million of debt under the credit facility. As described above, we borrowed an additional $5.0 million during the three months ended December 31, 2014.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet partnerships, arrangements or other relationships with unconsolidated entities or others, often referred to as structured finance or special-purpose entities, that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following table sets out, as of December 31, 2013, our contractual obligations due by period.

	Payments Due by Period
(in thousands)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Debt obligations(1)	$—	$4,281	$11,792	$—	$16,073
Operating lease obligations(2)	160	121	—	—	281

	$160	$4,402	$11,792	$—	$16,354

(1)	The total amount outstanding under the credit facility was $15.0 million at December 31, 2013. Assumes a 36-month amortization period for repayment of the debt. During the three months ended December 31, 2014, we borrowed an additional $5.0 million under the credit facility, which amount is not reflected in the table above.

(2)	We currently lease approximately 32,500 square feet for our headquarters and manufacturing facilities in Plymouth, Minnesota under leases that expire in August 2015 and August 2018, respectively.

On June 30, 2014, we entered into a commercial lease for additional warehouse space. Under the terms of the lease, we will pay approximately $16,000 in total rent during 2014, approximately $100,000 in total rent in the three-year period from 2015 through 2017, and approximately $24,000 in total rent in 2018.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate fluctuations have not had a material impact on our results of operations. Our cash and cash equivalents include cash in readily available checking and money market accounts. Because our cash equivalents are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant and a 100 basis point movement in market interest rates would not have a significant impact on the total value of our cash and cash equivalents. Additionally, the interest rate on our credit facility is fixed and not subject to changes in market interest rates.

Inflation

Inflationary factors, such as increases in our cost of goods sold and selling and operating expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin and selling and marketing and operating expenses as a percentage of our revenue if the selling prices of our products do not increase as much or more than these increased costs.

Credit Risk

As of December 31, 2012 and 2013 and September 30, 2014, our cash and cash equivalents were maintained with two financial institutions in the United States, and our current deposits are likely in excess of insured limits. We have reviewed the financial statements of these institutions and believe they have sufficient assets and liquidity to conduct their operations in the ordinary course of business with little or no credit risk to us.

Our accounts receivable primarily relate to revenue from the sale of our XprESS family of products to hospitals, ASCs and physician offices in the United States. For the year ended December 31, 2013 and for the nine months ended September 30, 2014, no single customer represented more than 5% of our revenue.

Foreign Currency Risk

Our business is conducted in U.S. dollars and foreign transactions have been minimal. Any transactions that may be conducted in foreign currencies are not expected to have a material effect on our results of operations, financial position or cash flows.

Related Parties

For a description of our related party transactions, see “Certain Relationships and Related Party Transactions.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2014-09: Revenue from Contracts with Customers. The standard will eliminate the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles and replace it with a principle-based approach for determining revenue recognition. The new guidance is effective for annual and interim periods beginning after December 15, 2017. We are still evaluating the impact of the adoption of this standard.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ended December 31, 2015. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The SEC defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be detected or prevented on a timely basis.

In preparing the financial statements for this offering, we determined that a material weakness in internal control over financial reporting existed as of September 30, 2014. The material weakness related to our having recorded revenue relating to sales orders that had been falsified by one of our sales representatives. Specifically, our controls did not require direct communication from our customers to indicate persuasive evidence of an arrangement for all sales transactions at the point of sale. Upon detecting the falsified transactions beginning in August 2014, we performed significant procedures to evaluate the impact and extent of these transactions. Based on these procedures, we determined that the falsified transactions were limited to a single sales representative and collectively represented sales of approximately $50,000 in the six months ended June 30, 2014. This amount is considered not significant pursuant to our analysis, which considered SEC Staff Accounting Bulletin No. 99 – Materiality.

While we were able to detect the falsified transactions, we determined that our internal controls were deficient because we did not detect these transactions within our financial statements on a timely basis. As a result, we concluded that there was a material weakness in our internal controls over financial reporting.

We also identified a significant deficiency related to our field inventory reconciliation process and a significant deficiency related to our policies and procedures for evaluating the appropriate accounting treatment for our convertible preferred stock warrant liability. The SEC defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. We implemented processes and controls designed to remediate these significant deficiencies as of December 31, 2014; however, we cannot assure you that these steps have been sufficient to remediate these deficiencies.

Plan for Remediation of the Material Weakness and Significant Deficiency

We have implemented processes and controls designed to remediate the material weakness and the significant deficiency relating to field inventory reconciliation for the year ending December 31, 2014 by enhancing our internal controls over the customer sales order process, which include:

•	Requiring customer printed name, signature, date, and contact information on all sales order forms for any transaction involving the sale of units from a sale representative’s field inventory.

•	Requiring follow up order confirmation emails or phone calls with customers who purchase field inventory from a sales representative;

•	Requiring that all orders sent to our customer service department by one of our sales representatives require the use of a completed customer product ordering form, customer signature, and are dated prior to shipment of product to the customer; if any portion of this is not completed properly, customer service will contact the customer directly to verify an order prior to shipment; and

•	Periodic physical confirmation of field inventory in the possession of sales representatives.

Although we believe that these actions will improve our internal control over financial reporting, and are expected to remediate the material weakness and significant deficiency as of December 31, 2014, additional time may be required to make conclusions regarding the effectiveness of our internal controls over financial reporting. Our management will closely monitor and modify, as appropriate, the remediation plan outlined above to eliminate the identified material weakness.

If the steps we take do not correct the material weakness in a timely manner, or if other material weaknesses are identified, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in note A to our consolidated financial statements included elsewhere in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Revenue Recognition

We derive revenue from the sale of our XprESS family of products to ENT physicians, hospitals and ASCs in the United States. We recognize revenue when persuasive evidence of a sales arrangement exists, delivery of goods has occurred through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable, and collection is reasonably assured. Revenue is reported net of the allowance for sales returns. The revenue derived on the sale of XeroGel products is accounted for on primarily a net basis.

Stock-Based Compensation

We account for all stock-based compensation awards using a fair value method. We record stock options at their estimated grant date fair value using the Black-Scholes option pricing model. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant. We reflect excess tax benefits related to stock option exercises as financing cash inflows.

The valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected life (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of our common stock, an assumed risk-free interest rate, the dividend yield and the estimated forfeitures of unvested stock options. We have opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. Due to our limited operating history and a lack of company specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the share-based payments. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options. The expected dividend assumption is based on our history of not paying dividends and our expectation that we will not declare dividends for the foreseeable future.

The assumptions used in the Black-Scholes option pricing model for the periods specified below are as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)

Expected life in years	5.97	5.72	5.71	5.98
Risk-free interest rate	1.05%	1.08%	1.06%	1.92%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	69%	68%	69%	64%

These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

Our board of directors has historically estimated the fair value of our common stock relying on the conclusions of the contemporaneous valuations performed by an independent valuation specialist. The contemporaneous valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants Practice Aid entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, and considered many objective and subjective factors to determine the common stock fair market value each valuation date. The following factors, among others, were considered:

•	our financial condition and operating results, including our projected results;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;

•	external market conditions that could affect companies in the life sciences and medical device sectors;

•	the prices of our convertible preferred stock sold to outside investors and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of the Company; and

•	any recent valuations prepared in accordance with the AICPA Practice Aid.

Following the closing of this offering, our board of directors will determine the fair value of our common stock based on its closing price as reported on The Nasdaq Global Market on the date of grant.

Convertible Preferred Stock Warrant Liability

For a warrant classified as a derivative liability, we record the fair value of that warrant on the balance sheet at the inception of such classification and adjust to fair value at each financial reporting date. We record the changes in the fair value of the warrants in the statement of operations as a component of interest and other income or expense as appropriate. We will continue to adjust the carrying value of the convertible preferred stock warrant liability for changes in the fair value of the warrants until the earlier of: the exercise of the warrants, at which time we will reclassify the liability to temporary equity; the conversion of the underlying preferred stock into common stock, at which time we will reclassify the liability to stockholders’ deficit; or the expiration of the warrant, at which time we would reverse the entire amount and reflect it in the statement of operations. Our assumptions with regard to the warrant valuation are based on estimates of the valuation of the underlying preferred stock, volatility, interest rate and such estimates could vary significantly.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time, which election is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous six years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

OUR BUSINESS

Overview

We are a medical technology company focused on the design, development and commercialization of products for the minimally invasive treatment of patients in the physician office setting or operating room who are suffering from chronic sinusitis. Our XprESS family of products is used by ear, nose and throat, or ENT, physicians to open narrowed or obstructed sinus drainage pathways using balloon sinus dilation to treat patients with symptomatic inflammation of the nasal sinuses. When used as a stand-alone therapy, our balloon sinus dilation products are the only devices proven in a sufficiently powered prospective, multicenter, randomized, controlled trial to be as effective as functional endoscopic sinus surgery, or FESS. Patients treated with our products in this trial in the ENT physician office also experienced faster recovery, less bleeding at discharge, less use of prescription pain medication and fewer post-procedure debridements than patients receiving FESS. We estimate that physicians have treated over 75,000 patients with our XprESS products since the launch of the first XprESS product in February 2010. For the year ended December 31, 2013, we generated revenue of $32.5 million and had a net loss of $13.4 million. For the nine months ended September 30, 2014, we generated revenue of $34.4 million and had a net loss of $5.7 million. As of September 30, 2014, we had an accumulated deficit of $102.6 million.

Sinusitis occurs when the soft, moist layer of mucus-producing tissue called mucosa that lines the sinuses and sinus drainage pathways inside the nose becomes swollen and inflamed, leading to narrowing or obstruction of sinus drainage pathways and causing symptoms such as facial pain, pressure, congestion, headache, fatigue, infection and loss of sense of smell. These persistent symptoms can have a significant impact on the day-to-day life of the patient and can result in numerous physician office visits, absenteeism from work and lost productivity. Primary care and ENT physicians rely on medical management, which often consists of antibiotics, steroids or decongestants, for first-line therapy to treat chronic sinusitis. In cases where patients remain symptomatic despite extensive medical management, a physician may recommend FESS, which is performed in an operating room using surgical tools to enlarge the sinus pathways and remove the inflamed tissue and underlying bone to allow for sinus drainage and aeration. Balloon sinus dilation as a treatment for chronic sinusitis was introduced in 2005 and was initially used primarily in the operating room in a hybrid procedure with FESS. In recent years, however, balloon sinus dilation is increasingly used in the ENT physician office as a stand-alone, effective alternative to FESS.

Chronic sinusitis is a common medical condition that according to estimates from the Centers for Disease Control and Prevention, or CDC, impacts approximately 12% of the adult population aged 18 and over in the United States, or approximately 29 million people based on 2013 U.S. Census Bureau data, making it more prevalent than asthma or heart disease. Our addressable patient population consists of a portion of patients who undergo FESS, as well as patients who fail medical management, but do not undergo sinus surgery. We currently estimate the annual total addressable market for our products in the United States to be approximately 630,000 patients, which, based on our estimate of the average revenue per procedure in the balloon sinus dilation market, represents an annual market opportunity of nearly $1.0 billion.

Minimally invasive balloon sinus dilation devices have enabled a shift towards office-based treatment of chronic sinusitis patients who are candidates for sinus surgery in the operating room. We believe this shift has been facilitated by our technology and clinical data, as well as procedure economics that are favorable to the healthcare system, patient and provider. Our XprESS family of products is used to treat patients with inflammation of the frontal, ethmoid, sphenoid and maxillary sinuses and is specifically designed for ease-of-use in the ENT physician office setting. Patients treated in the physician office setting with our products under local anesthesia report high levels of comfort during the procedure, fast recovery and durable symptom relief, all in a procedure that reduces costs to the patient and healthcare system compared to FESS. Our research and development efforts are focused on enhancing our XprESS family of products and broadening their indications for use.

We currently sell our products through a direct sales force in the United States. Our commercial organization consists of our sales, marketing and reimbursement personnel, and has grown from 47 people as of December 31, 2010, to 114 people as of September 30, 2014. Health insurance coverage for stand-alone balloon sinus dilation performed in the physician office setting is in place with Medicare, Medicaid and other third-party payors covering approximately 76% of covered lives in the United States as of December 31, 2014. In addition, as of December 31, 2014, coverage for hybrid procedures involving balloon sinus dilation performed together with FESS in the operating room is estimated to represent approximately 86% of covered lives in the United States.

Overview of Sinusitis and the Market

Sinuses are air-filled pockets within the bones of the face and skull. The four types of sinuses are frontal, ethmoid, sphenoid and maxillary. One of each type of sinus lies on either side of the face.

The sinuses are lined with soft, moist tissue, or mucosa, that is covered with a layer of mucus. Mucus moistens the nasal lining and protects the body from inhaled impurities such as dust, pollutants and bacteria. Each of the maxillary, sphenoid and frontal sinuses has a corresponding ostium, or opening, through which mucus drains. The ethmoid sinuses are a series of cells with multiple, often interconnected openings and drainage pathways. The surface tissues of the sinuses are covered with millions of cilia, which are small, hair-like structures that act in coordination to sweep the mucus through the ostium of each sinus cavity to the back of the throat. The drainage of mucus is a normal process that keeps the sinuses healthy.

Sinusitis is inflammation of the sinus cavities that may be caused by infections, allergies or environmental factors, as well as structural issues such as blockage of an ostium. If one or more sinus drainage pathways becomes blocked, normal mucus drainage is prevented and damage to ciliary function may occur. There are three categories of sinusitis: acute, recurrent acute and chronic. Acute sinusitis is transient in nature and lasts less than four weeks. Recurrent acute sinusitis is a type of chronic sinusitis that involves four or more episodes of acute sinusitis over a 12-month period. Chronic sinusitis is more severe and lasts 12 weeks or longer. We refer to recurrent acute sinusitis and chronic sinusitis together as chronic sinusitis. The symptoms of sinusitis include facial pain, pressure, nasal congestion, headaches, fatigue and loss of smell. When persistent, these symptoms can severely impact a patient’s day-to-day well-being, resulting in frequent doctor visits and can lead to reduced sleep function, chronic fatigue and depression. The condition significantly reduces work productivity, increases absenteeism and impairs daily activities.

According to estimates from the CDC, approximately 12% of the adult population aged 18 and over in the United States is affected by chronic sinusitis, or approximately 29 million people using 2013 U.S. Census Bureau data. Chronic sinusitis is associated with substantial healthcare utilization and expenditure and ranks as one of the ten costliest physical health conditions, contributing to an estimated $8.6 billion in direct healthcare costs in the United States. The latest CDC ambulatory medical surveys estimated that chronic sinusitis resulted in 12.3 million physician visits annually in the United States in each of 2009 and 2010, of which an estimated

8.1 million were to primary care physicians, 2.8 million were to ENT physicians, and the remainder were to hospital outpatient facilities and emergency rooms. We estimate that the 2.8 million annual patient visits to ENT physicians represent approximately 1.23 million distinct patients seen annually by ENT physicians. Primary care and ENT physicians rely on medical management for first-line therapy to treat chronic sinusitis. In cases where patients remain symptomatic despite multiple rounds of medical management, a physician may recommend FESS or balloon sinus dilation combined with FESS, or in cases of uncomplicated chronic sinusitis, may recommend stand-alone balloon sinus dilation. Uncomplicated chronic sinusitis is sinus disease that does not include fungus, extensive polyps, or inflammation and infection of the bones below the sinus mucosa. We estimate that, of the 1.23 million patients with chronic sinusitis who are expected to be seen by ENT physicians in 2015, 552,000 will undergo FESS, while 493,000 will have symptoms relieved by medical management and 188,000 will fail medical management but will elect not to undergo FESS.

We estimate the annual total addressable market for our products in the United States is approximately 630,000 patients, which, based on our estimate of the average revenue per procedure in the balloon sinus dilation market, represents an annual market opportunity of nearly $1.0 billion. Our addressable patient population consists of a portion of patients who undergo FESS, as well as patients who fail medical management but do not undergo sinus surgery. We believe that out of the total 552,000 estimated annual patients who are expected to undergo FESS procedures in 2015, approximately 55% are well-suited for office-based balloon treatment because they present with uncomplicated sinusitis and do not require a septoplasty procedure to correct a severely deviated septum, and approximately 30% are well-suited for treatment with a hybrid balloon sinus dilation procedure in the operating room along with a FESS procedure due to the location and nature of their sinusitis. In addition, we believe that approximately 85% of the 188,000 patients who fail medical management but do not undergo FESS represent a significant market opportunity, as these patients currently avoid sinus surgery, seek a non-surgical alternative procedure to FESS after fewer episodes of failed medical management, or are increasingly referred by primary care physicians to ENT physicians for their chronic sinusitis. We estimate this current market opportunity to be approximately 160,000 patients annually, and believe that patient population will increase and be amenable to balloon sinus dilation as the body of experience and clinical evidence supporting the benefits of office-based balloon sinus dilation continues to grow.

Current Treatments for Sinusitis and their Limitations

The treatment of chronic sinusitis is progressive in nature and involves therapies that attempt to achieve the most effective solution in the least invasive manner. Treatment typically begins with medical management, and if this is unsuccessful, an ENT physician may perform FESS or a balloon sinus dilation procedure to treat both symptoms and obstruction of the sinus drainage pathways.

Medical Management

Sinusitis patients often present with a sinus infection and nasal congestion. Therefore, first-line therapy typically involves the use of prescription medications, such as antibiotics and decongestants. If the condition persists, physicians may prescribe more aggressive medical management, including additional antibiotics, oral steroids or intra-nasal steroid sprays to reduce inflammation, or saline irrigations to loosen mucus. To facilitate increased delivery of steroids to inflamed sinus tissue, reduce symptoms and reduce recurrence of polyps, physicians may also prescribe off-label use of steroids added to nasal irrigation solutions.

While medical management can be effective, its effect is often temporary, and is unable to address the underlying anatomical issues such as chronically narrowed or obstructed sinus drainage pathways that may be contributing to the condition. Even where medical management is effective, prolonged medication use can give rise to undesirable side effects. For example, frequent use of antibiotics can lead to the development of antibiotic resistance and repeated use of decongestant sprays can cause nasal congestion rebound, or an increase in nasal congestion after stoppage of use. Similarly, prolonged use of oral steroids can produce potentially serious side effects such as aggressive behavior, sleeplessness, glaucoma, bone loss, weight gain, high blood pressure and psychosis. Medical management also represents an ongoing expense to patients and payors. Based upon published studies, we estimate that approximately 60% of chronic sinusitis patients who are seen by ENT physicians and receive medical management remain symptomatic.

Sinus Surgery

In cases where patients diagnosed with sinusitis are unresponsive to multiple rounds of medical management, an ENT physician may recommend surgical treatment. The primary surgical alternative is FESS, which attempts to open the sinus drainage pathways such as the ostia while attempting to preserve as much bone and sinus mucosa as possible. FESS is typically performed under general anesthesia in an operating room during a procedure that typically takes approximately two hours. During FESS, an ENT physician inserts an endoscope into the nasal cavity to view a patient’s anatomy. The physician typically uses rigid steel instruments and powered cutting tools to remove inflamed sinus tissue and underlying bone to create a larger passage through the nasal anatomy to the infected sinuses, where the physician then removes additional tissue and bone to open the sinus ostia. Surgeons may also perform additional surgery on a deviated nasal septum or enlarged turbinate, a bulbous structure in the nose that warms and humidifies air, in the nose to treat nasal obstruction or simply to gain surgical access to the sinuses. At the conclusion of the procedure, patients often have their nasal cavity packed with a material that acts as a spacer to prevent surgical adhesions and control bleeding. Patients typically require one or more follow-up debridement treatments in which the physician may remove more tissue, crusting, scabs or scar tissue at the area of surgery in order to keep the sinus drainage pathway open and promote proper healing.

While FESS is often effective at treating chronic sinusitis, FESS results in irreversible changes to the anatomy and significant postoperative pain, discomfort and recovery time. In addition, postoperative debridement is unpleasant for the patient and costly to the healthcare system. Although FESS is the standard of care, approximately 7% to 12% of FESS patients require revision surgery, often as a result of ongoing inflammation and scarring associated with the procedure. Within the first year following a FESS procedure, approximately 64% of patients experience recurrent symptoms. In addition, given the use of surgical tools in close proximity to the brain, eyes and other critical anatomy, the potential for significant complications is a concern of physicians and patients alike. The risks of FESS, particularly in the frontal sinuses, cause some ENT physicians to avoid performing surgery in the frontal sinus drainage pathway. Major complications, such as cerebral spinal fluid leaks, swelling of the eye or blindness, occur in approximately 1% of FESS procedures. We believe that patient concerns about undergoing sinus surgery, postoperative discomfort, multiple days of recovery time and potential complications can make patients hesitant to undergo FESS. As an example, in our REMODEL trial, eight of 53 patients randomized to the FESS arm of the trial refused surgical treatment and withdrew from the study, noting they did not want to undergo a FESS procedure, whereas only one of 52 patients randomized to balloon sinus dilation withdrew before treatment because of not wanting the balloon procedure.

Balloon Sinus Dilation

Balloon sinus dilation was developed to provide patients a minimally invasive treatment alternative that was more lasting and effective than medical management, while providing patients a safe and efficacious alternative to FESS that preserves sinus mucosa and future treatment options. By employing balloon sinus dilation as a non-surgical method to open blocked sinus pathways, balloon sinus dilation spares mucosa while increasing ventilation and mucus drainage, which preserves the natural function of the cilia and important natural anatomical structures, such as the uncinate process, which is a tissue bridge that prevents inhaled dust and bacteria from easily entering maxillary sinus ostia.

Balloon sinus dilation can be performed as a stand-alone procedure using local anesthesia in the ENT physician office, typically in approximately one hour. In a typical office-based balloon sinus dilation procedure, the physician uses topical anesthetics followed by an injection to numb the patient’s sinus lining. Once a patient’s nasal passages and ostia are numb, the physician inserts a balloon sinus dilation product into the nose using endoscopic visualization, and guides the balloon device into a narrowed sinus drainage pathway. Some balloon sinus dilation products use a guide catheter and guidewire to direct the balloon into a sinus drainage pathway. In conjunction with placing the balloon into the ostium, the physician confirms the balloon device has correctly accessed the sinus, often using methods such as direct endoscopic visualization or transcutaneous visualization of light emanating from the tip of a balloon device or guidewire. The balloon is then inflated to a high pressure, resulting in fracture and remodeling of the bones underlying the sinus mucosa. For patients with multiple obstructed sinus drainage pathways, the physician may repeat the process of placement, confirmation and inflation in each affected sinus. Balloon sinus dilation can also be used with FESS performed under general anesthesia in the operating room.

ENT physicians are increasingly treating more complicated sinusitis patients in the office with a procedure known as mini-FESS. This procedure combines office-based balloon sinus dilation of the obstructed sinus drainage pathways with limited excision of adjacent tissue, including polyp removal, removal of enlarged ethmoid air cells, or reduction of enlarged turbinates. We expect the adoption of mini-FESS procedures will broaden the population of patients treatable with office-based balloon sinus dilation products. We believe this trend will be enhanced as ENT physicians prescribe on-label as well as off-label use of steroids in nasal irrigations to reduce polyp recurrence and promote healing following excision of sinus tissue.

Despite the advantages of a minimally invasive balloon sinus dilation procedure, we believe its adoption has been limited by a number of historical factors that include:

•	initial perceptions among some ENT physicians that the primary indication for balloon sinus dilation was treatment of frontal sinuses in a hybrid procedure that added cost compared to FESS only;

•	reimbursement codes and payment for office-based stand-alone balloon sinus dilation did not come into effect until 2011, six years after sinus dilation balloons were initially launched;

•	until 2013, there was limited clinical evidence to support the use of balloon sinus dilation in a broader patient population and as a stand-alone treatment in the ENT physician office; and

•	a perception among some ENT physicians of patients’ inability to tolerate balloon sinus dilation procedures in the physician office setting.

In addition, a limitation of balloon sinus dilation is that it does not remove irreversibly diseased sinus mucosa, which may be present in patients with sinusitis complicated by fungus, extensive polyps and infection of the bones below the sinus mucosa.

Our Competitive Strengths

We are focused exclusively on the treatment of chronic sinusitis, one of the most common medical conditions in the United States resulting in patient visits to physicians. Our XprESS Multi-Sinus Dilation devices and PathAssist tools represent a broad product line of FDA-cleared minimally invasive technologies for treating chronic sinusitis patients after failed medical management. Our products are designed to further transition the treatment of uncomplicated chronic sinusitis from the operating room to the physician office setting. We believe our following competitive strengths will help drive further adoption of our products:

•	Focus on physician office treatment of sinusitis—We believe the majority of sinusitis patients who fail medical management can be treated in the physician office with a stand-alone, office-based balloon sinus dilation procedure. To facilitate the adoption of these procedures, we have focused our product development on creating treatment solutions that are effective, easy to perform and well-tolerated by an awake patient. We educate physicians about our clinical data demonstrating efficacy in a broad spectrum of patients who are well-suited for treatment in the ENT physician office setting and the procedure economics that are favorable to the patient, provider and healthcare system.

•	Significant body of clinical data—We have developed a significant body of clinical data supporting the safety and effectiveness of our products. We have sponsored seven clinical studies in which a total of 604 patients were treated with our products and followed to assess safety, and of which 452 patients were followed for an extended period of six, 12 or 24 months to assess long-term efficacy. Our clinical data shows clinically meaningful results across a broad set of clearly defined patient groups. Our REMODEL randomized trial demonstrated that when our balloon sinus dilation devices were used as a stand-alone therapy in the physician office setting, patients experienced similar efficacy rates, faster recovery times, less bleeding at discharge, less use of prescription pain medication and fewer post-procedure debridements than patients receiving FESS. Our XprESS Multi-Sinus study further demonstrated the efficacy of our products in a broader population of chronic sinusitis patients. Additionally, one of the challenges associated with trans-nasal balloon treatment of the maxillary sinus is the lack of visualization of the ostia. We have completed a cadaver study that demonstrated effective and accurate trans-nasal access to the maxillary ostia with our XprESS device to demonstrate that our XprESS balloon sinus dilation device could consistently and effectively treat the maxillary ostia without puncturing tissue and creating a false channel into the sinus. We believe this data is unique to our product and responsible in part for driving adoption of office-based balloon sinus dilation in treating maxillary sinuses, the most commonly treated sinus during FESS.

•	Competitive advantages over other balloon sinus dilation products—Our products are intuitive and easy to use because they are placed into the diseased sinus like a sinus seeker, a tool commonly used by ENT physicians. Our XprESS device provides depth markings and tactile feel with a controllable tip to allow a user to gently access the ostia and visualize the device insertion depth. Our XprESS products also have fewer components than other balloon sinus dilation products, and come with a shaping tool that can bend our XprESS device so that a single device can be used to treat all diseased sinuses in a single procedure. For accessing the approach to the maxillary sinus, our XprESS LoProfile provides a small profile, having a 1.75 millimeter diameter ball tip and an adjustable 135-degree angle, compared to a guide catheter used by our main competitor that is 77% larger in diameter and limited to a fixed 110-degree angle. Furthermore, in our Xpress devices, a slideable balloon is used enabling the balloon to be kept out of the way when the device is advanced into a sinus opening, which allows the user to better visualize and enter the sinuses. Our XprESS products enable unique confirmation methods such as controlled excursion of transilluminated light to confirm entry into the frontal sinus, and for accessing the maxillary ostia, observation of the ball tip as it deflects or transilluminates the uncinate process, thereby enhancing the accuracy of sinus access. Our XprESS LoProfile with LED Light Fiber product provides further convenience for office users by having a self-contained, battery-powered light source, eliminating the need for a separate light cord or xenon lamp light source associated with competing product offerings. Additionally, the use of our products does not require significant additional capital expenditures by ENT physicians associated with some competing products that must be used in conjunction with a CT image guidance system that can cost over $100,000.

•	Demonstrated to comfortably treat sinusitis patients—Our products are designed to provide patient comfort during office-based procedures. Four of our clinical studies demonstrate that awake patients treated in the physician office with our products are comfortable, with patient pain scores ranging from 1.8 to 3.2 on a zero to ten scale where zero is no pain. We also believe that our products facilitate comfortable patient treatment because, unlike our main competitor, they do not require the use of a guidewire that can contact the non-anesthetized interior of a treated sinus and cause patient discomfort.

•	Comprehensive and broad IP portfolio—As of December 31, 2014, we had 19 issued U.S. patents and 16 pending U.S. patent applications. Our intellectual property portfolio covers the current and future XprESS products with four issued U.S. patents, nine pending U.S. patent applications and multiple pending foreign applications.

XprESS device accessing the maxillary sinus with 135° bend angle and transillumination of the uncinate process

Our Strategy

Our goal is to be a global leader in providing clinically proven, easy-to-use solutions for cost-effective treatment of chronic sinusitis patients in an ENT physician office. In doing so, we also deliver efficient, easy-to-use solutions for use in the operating room setting. The key elements of our strategy include:

•	Establish our XprESS devices as the standard of care for treatment of uncomplicated chronic sinusitis—We intend to continue to educate ENT physicians, referring primary care physicians, physician assistants and nurse practitioners on the proven clinical advantages of stand-alone balloon sinus dilation performed with our products versus FESS, and our advantages versus other balloon sinus dilation products. A key part of our success has been our ability to demonstrate the effectiveness of our products through our clinical data, which include the only prospective, multicenter, randomized, controlled trial to date with sufficient statistical power that compares stand-alone balloon sinus dilation directly to FESS. We intend to continue to conduct clinical trials and generate additional clinical data that will help us expand the indications for office-based balloon dilation and differentiate our products.

•	Expand our sales and marketing organization to drive adoption of our XprESS products—We plan to expand our direct sales and marketing organization in the United States to help facilitate further adoption and broaden awareness of our XprESS products. Following the launch of our first XprESS product in February 2010, we began to scale our sales force and, as of September 30, 2014, we had 102 persons in our U.S. sales organization. We plan to continue to recruit, train and retain exceptionally talented sales representatives. We believe investing in the education of our sales force and continued development of our marketing message will help us facilitate further adoption of our products.

•	Continue to deliver innovative products and broaden our product portfolio—We have a core competency in new product development and intend to continue to design products that improve sinusitis treatment options. Our product pipeline reflects our continued focus on developing new products for ease-of-use and efficient treatment in the ENT physician office setting. For example, our next generation XprESS Ultra features a 1.5 millimeter ball tip, as compared to 1.75 millimeters for our current XprESS LoProfile device. We are also working on the design and development of other products utilized by ENT physicians. We believe our ability to introduce new products to ENT physicians will allow us to continue to expand our annual total addressable market opportunity over time.

•	Continue to increase third-party payor coverage of our products—Positive coverage decisions for stand-alone balloon sinus dilation performed in the physician office setting are in place with Medicare, Medicaid and other third-party payors covering approximately 76% of covered lives in the United States as of December 31, 2014. In addition, as of December 31, 2014, coverage for balloon sinus dilation performed during FESS in the operating room is estimated to represent approximately 86% of covered lives in the United States. We have experienced significant success in obtaining positive coverage policies from third-party payors by leveraging our clinical data. We intend to continue to use this data, along with future clinical data published in peer-reviewed clinical journals to demonstrate the benefits of our products to the remaining payors who consider our products investigational.

•	Expand into international markets—We currently sell our products primarily within the United States. While our plan is to continue to focus our direct sales efforts on continued penetration of the U.S. market, we will continue to monitor and strategically pursue other geographic regions for opportunities to develop a presence internationally. We currently have European CE Mark approvals and Canada Health licenses for XprESS, XprESS LoProfile and several of our PathAssist products.

Our Products

Our XprESS Multi-Sinus Dilation devices and PathAssist tools represent a broad product line of FDA-cleared, minimally invasive products for treating chronic sinusitis patients. Our devices have been specifically designed to enable easy access to the sinus cavities under endoscopic visualization, and provide confirmation of sinus location and device placement using multiple methods. These products facilitate the access and dilation of blocked sinus ostia and pathways in order to reestablish proper mucus transport and drainage with retained ciliary function. Our XprESS devices are indicated for use to access and treat sinuses in adults, and the PathAssist Tools are indicated for use to locate and illuminate nasal and sinus structures in adults.

XprESS Multi-Sinus Dilation Product Family

Our XprESS Multi-Sinus Dilation family of products consists of our XprESS device and our XprESS LoProfile device, which is always sold with our LED Light Fiber. These disposable devices open an obstructed or narrowed drainage pathway of a sinus cavity by means of trans-nasal balloon sinus dilation. These devices combine multiple functions in a hand-held, single, easy-to-use, cost-effective and minimally invasive device designed for efficient balloon sinus dilation procedures in the physician office or operating room. Our XprESS devices combine the features of balloon sinus dilation, suction, irrigation and light confirmation, all integrated into a single-use device shaped to feel like a sinus seeker, a tool used regularly by ENT physicians to probe for sinus openings and drainage pathways.

Our XprESS devices include an ergonomic handle attached to a hollow metal shaft with a malleable tip that can be quickly shaped with our disposable bending tool and easily steered into diseased frontal, sphenoid and maxillary sinuses without requiring a guidewire or purchase of another component. Along the shaft of the tip are marks at 1.0 and 2.0 centimeters to denote depth of insertion into the sinus cavities. A balloon is attached to a movable shaft that allows the balloon to be advanced and retracted along the metal shaft. This enables the balloon to be kept out of the way while the device is being placed into a sinus opening, allowing the ENT physician to better visualize and enter the diseased sinus drainage pathway. The handle contains a one-finger balloon slide mechanism that is used to position the balloon within the sinus ostia and an integrated finger suction vent that allows the ENT physician to control active suction in order to maintain good endoscopic visualization throughout the procedure. The proximal end of the handle contains two ports that connect to the balloon inflation lumen and the suction/irrigation lumen of the metal shaft. The port used for suction and irrigation tubing also can accommodate a connection of a light fiber for transillumination. The port for balloon inflation connects to a one-handed inflation syringe used to inflate the balloon to a controlled pressure of 12 atmospheres, or approximately 175 pounds per square inch.

Our XprESS LoProfile device is our third generation balloon sinus dilation device. In addition to the features of XprESS device, this device offers the lowest profile re-shapeable atraumatic ball tip balloon device in the industry. The tip of this device measures 1.75 millimeters, compared to 2.0 millimeters for our second generation XprESS device, allowing for better access to tight spaces within the sinus cavities. Our XprESS LoProfile with Light Fiber was launched in January 2013 and was followed by our XprESS LoProfile with LED Light Fiber in August 2013. Our XprESS LoProfile device is currently always sold with our LED Light Fiber for tip placement using transillumination.

The XprESS family of products is available in three different balloon diameters and two different balloon lengths. The XprESS device used is dependent on physician preference. Our XprESS devices are sold in a kit that also contains an inflation syringe, two extension lines and a bending tool that contains three angle cut-outs that are specifically designed to shape the ball tip for access into a specific sinus cavity.

XprESS multi-sinus dilation device with LED Light Fiber

PathAssist Tools

Our PathAssist tools provide ENT physicians with an easy way to confirm sinus location and XprESS device placement. These tools enable users to screen symptomatic patients for in-office balloon sinus dilation and to more easily and efficiently perform balloon sinus dilation procedures in the physician office and operating room. In addition, ENT physicians may use other competing devices to confirm sinus location and placement of our device.

LED Light Fiber and Light Fiber

The LED Light Fiber is a single-use tool that provides real-time high intensity red transillumination of the sinus cavity with its own battery power, eliminating the need for extra light sources, cables and adapters. This sinus confirmation tool consists of a flexible illumination fiber that emits light from the distal tip. The instrument snaps on easily to the proximal end of the XprESS LoProfile device.

Our Light Fiber is a single-use tool that provides real-time transillumination of the sinus cavity. The fiber is designed to be loaded into the XprESS device and can connect to various different cables and light sources. It allows for suction or irrigation to be performed through XprESS when it is connected to the XprESS device.

Other Tools

Our other PathAssist tools comprise our Light Seeker, Maxillary Seeker and Sphenoid Seeker/Freer. The Light Seeker is a tool with optical fibers embedded into the device to allow ENT physicians to access the frontal sinus and trans-illuminate the sinus cavity and forehead to confirm correct entry into the frontal sinus. The Light Seeker can be used to confirm non-surgical access to the frontal sinus prior to opening our XprESS balloon kit. The Maxillary Seeker is a tool that allows users to quickly find the correct angle to access the natural maxillary ostia. The Sphenoid Seeker/Freer is a two-in-one tool that enables ENT physicians to navigate easier access to the sphenoid ostium and to manipulate the middle turbinate. These stainless steel tools are reusable and can be used prior to balloon sinus dilation or as general sinus surgery tools.

PathAssist tools and XeroGel Nasal Packing Material

FinESS

We launched our initial product line, the FinESS sinus dilation system, or FinESS device, in 2009. The FinESS device was designed as a solution for treatment of the maxillary sinus drainage pathway, offering the only balloon sinus dilation device to allow ENT physicians direct endoscopic visualization and dilation of these sinus ostia. This direct visualization is accomplished through a trans-antral approach, which is achieved through a small puncture above the canine tooth in the direction of the maxillary sinus, through which our custom FinESS endoscope is inserted into the maxillary sinus. Our FinESS balloon is then inserted through a channel of the endoscope to dilate the maxillary sinus ostia. By allowing direct visualization of the maxillary sinus ostia, ENT physicians and clinical researchers were able to generate substantial clinical outcomes and data with the FinESS device to demonstrate the clinical value of precise balloon sinus dilation of the maxillary sinuses.

In 2011, we introduced a technique for the trans-nasal balloon sinus dilation of the maxillary sinuses using our XprESS device and published these data in 2012. As a result, our XprESS device is now used in place of the FinESS device in over 99% of balloon sinus dilation procedures performed by our customers.

XeroGel Nasal Packing Material

We entered into a distribution agreement with CogENT Therapeutics in September 2013 and began exclusive distribution of XeroGel in October 2013 in the United States. XeroGel is indicated for use in patients undergoing nasal or sinus surgery as a space-occupying packing to separate tissue or structures compromised by surgical trauma, prevent adhesions between mucosal surfaces, help control bleeding following surgery or trauma, and act as an aid in the natural healing process. XeroGel is also indicated for use as a nasal packing to treat epistaxis, or nasal bleeding. XeroGel is a dissolvable co-polymer that contains chitosan, a naturally occurring element from chitin, or the exoskeleton of crustaceans. The co-polymer absorbs fluids, swells to conform to the treatment site and dissolves gradually, typically by the first postoperative visit. CogENT is responsible for all manufacturing, order fulfillment (for product shipped directly to customers), quality and regulatory requirements of XeroGel.

Future Products and Indications for Use

We currently have an approved Investigational Device Exemption from the FDA to conduct a pivotal study in pediatric patients using our XprESS device and PathAssist product in which we are targeting an indication for the treatment of the maxillary sinus in patients between the ages of 2 and 12, and for the treatment of the frontal, sphenoid and maxillary sinuses in patients aged 13 and older. If we receive FDA clearance, we believe we will be the only company with such a pediatric indication. In contrast, Acclarent has an indication for the treatment of all three sinuses only in patients aged 18 and over, and, in patients aged 17 and under, Acclarent’s indication is limited to the treatment of the maxillary sinus. We expect to receive this indication for use in 2016. Based on research published in Laryngoscope in 2006, we estimate that approximately six million Americans under the age of 18 suffer from chronic sinusitis.

XprESS Ultra Multi-Sinus Dilation Device

Our currently marketed XprESS LoProfile device has a ball tip measuring 1.75 millimeters to facilitate easy access into tight spaces such as the frontal sinus or the narrow space between the uncinate process and ethmoid sinuses. Our next generation XprESS product, the XprESS Ultra, retains all of the features of our other XprESS devices, but has an even smaller diameter tip for entering the small sinus drainage pathways often seen for the frontal or maxillary sinuses. We believe the XprESS Ultra will further enhance ease-of-use and reduce procedure time as ENT physicians will likely be able to probe for and enter the sinus openings more quickly with a smaller-tipped device. We received 510(k) clearance from the FDA for this product in October 2014, and a limited market release of XprESS Ultra was started in November 2014.

Reduced Diameter LED Light Fiber

To further increase ease of use, we are developing a smaller light fiber which will be compatible with multiple XprESS product models. The smaller LED light fiber has all of the same features as our LED Light Fiber, but also provides a more focused spot of light when visualized transcutaneously and may provide ENT physicians, who desire visualization of a pin-point of light, the comfort of knowing they are in the sinus. We received 510(k) clearance for this product in August 2014.

Other Products

In addition to our internal product development efforts, we may leverage our direct U.S. sales force by licensing or acquiring other products that can be used by ENT physicians for the treatment of sinusitis and related diseases.

Clinical Results and Studies

Overview

We have developed a significant body of clinical data supporting the safety and effectiveness of our products. We have sponsored seven clinical studies in which a total of 604 patients were treated with our products and followed to assess safety, and 452 patients were followed for an extended period of six to 24 months to assess long-term efficacy. Over 50 different clinical investigators participated in these clinical studies. Our clinical evidence includes the only published randomized trial with sufficient statistical power to demonstrate advantages of a nonsurgical treatment compared to traditional FESS for the treatment of chronic sinusitis. While we are aware of a limited number of studies comparing balloon dilation to FESS, these studies were small single-center studies that were under-powered, meaning their sample sizes were too small to prove their endpoints with sufficient statistical power. In contrast, the sample size for the REMODEL trial was calculated with sufficient statistical power (90%) at a one-sided alpha level of 0.025 to prove the two primary endpoints and hypotheses. The minimum required sample size was 72 patients (36 in each arm) and the trial exceed this requirement, with 89 patients completing 12 month follow-up. Our REMODEL prospective, multicenter, randomized, controlled trial demonstrated that when our balloon sinus dilation products were used as a stand-alone therapy performed in the ENT physician office, patients experienced better recovery outcomes and similar efficacy to FESS. Throughout our seven clinical studies, symptom reduction was shown in a broad set of clearly defined patient groups, including those presenting with chronic sinusitis, mild to moderate septal deviations, multi-sinus disease including disease in all eight sinuses or sinusitis present in any combination of the sinuses, and accessory ostia, which are multiple drainage pathways from the maxillary sinus. We also completed two additional studies in which our products were studied in cadaver specimens. The first cadaver study demonstrated effective and accurate trans-nasal entrance through the maxillary ostia with our XprESS device. The second cadaver study demonstrated that access to frontal sinuses using our XprESS device with transillumination is as effective as placement of a probe with a CT image guidance system.

Efficacy endpoints measured in our clinical studies included the success rate of balloon sinus dilation of the targeted sinus pathway, symptom improvement using the validated Sino-Nasal Outcomes Test, or SNOT-20, quality of life, or QOL, survey, ostial patency rate, change in the number of sinusitis episodes after treatment, and revision surgery rate. The SNOT-20 QOL survey is used with patients to rate the severity of 20 different sinusitis symptoms on a scale of 0, or no problem, to 5, or problem as bad as it can be. A decrease of at least 0.8 of the mean SNOT-20 score is considered a clinically meaningful improvement. Safety was assessed by measuring complication rates. Patient comfort and recovery outcomes were measured using pain scores for the office-based balloon sinus dilation procedure, time to return to normal activities, use of post-procedure pain medication, postoperative debridements, and short-term symptom improvement using SNOT-20 QOL survey scores. Debridements are a trans-nasal procedure performed within the nasal cavity to remove dead, contaminated, or adherent tissue or foreign material that may promote infection and impede healing. A debridement is performed in the physician office setting by the ENT physician during a follow-up visit after a sinus procedure. Changes in utilization of healthcare resources and patient activity impairment were assessed using the validated Rhinosinusitis Symptom Inventory, or RSI survey. The RSI survey measures patient-reported number of sinus infections, antibiotic prescriptions, physician visits for sinusitis, absenteeism, presenteeism and number of homebound days. The Work Productivity and Activity Impairment, or WPAI, survey measures percent impairment at work and in daily activity.

Our clinical study data shows clinically meaningful and persistent levels of symptom reduction at one, six, 12, and 24 months. A study published in 2010 demonstrated that symptom improvements measured with QOL surveys after treatment with FESS do not appear to change between six and 20 months and recommended that clinical trial designs incorporating QOL outcomes following FESS should consider the six-month time frame as an appropriate long-term primary endpoint. Therefore, we believe that six-month follow-up is sufficient to assess long-term outcomes of our products. All but one of our seven clinical studies followed patients for at least 12 months.

REMODEL Randomized Trial of Entellus Balloon Sinus Dilation versus FESS

We sponsored the REMODEL trial, which was a prospective, multicenter, randomized, controlled trial, in which 92 adult patients at 10 centers in the United States were treated between December 2011 and December 2012. The trial was designed to test the hypothesis that symptom improvement after balloon sinus dilation with our products in an ENT physician office was noninferior to FESS and that balloon sinus dilation with our products was superior to FESS for postoperative debridements. No study center contributed more than 20% of patient enrollments and results were consistent across sites. Patients were randomized one-to-one to either balloon sinus dilation or FESS.

The two primary endpoints in the REMODEL trial were long-term improvement in sinus symptoms as assessed by the mean change in overall SNOT-20 QOL survey score between treatment and six-month follow-up and the mean number of debridements following treatment. Secondary and additional endpoints included short-term symptom improvement scores, complication rates, recovery time, surgical revision rate, ostial patency, change in number of sinusitis episodes, and changes in activity impairment and work productivity. Post-procedure follow-up assessment of patients was performed at one week, and at months one, three, six, and 12. A minimum of 36 patients were needed in each study arm to assess the primary endpoints with sufficient statistical power.

After randomization, 92 of 105 enrolled patients completed treatment. Eleven patients randomized to FESS withdrew their consent for treatment. Eight of these patients withdrew because they did not want to undergo surgical treatment while three withdrew due to other non-sinus medical conditions or a lack of time available for follow-up. Two patients in the balloon sinus dilation arm withdrew from the study with one of them doing so because they did not want to undergo the balloon procedure. Six-month follow-up was achieved in 91, or 99% of the patients. Twelve-month follow-up was achieved in 89, or 97% of the patients. Patients in this trial had suffered with chronic sinusitis symptoms for an average of over 12 years and had not undergone a previous sinus surgery or balloon dilation procedure before study enrollment. The mean SNOT-20 score prior to treatment in the REMODEL study was 2.54 in each arm of the study.

Both primary endpoints were achieved in this trial. Comparison of changes between each trial group confirmed the mean symptom improvement for patients undergoing balloon sinus dilation was noninferior to that of patients undergoing FESS. Both trial groups experienced clinically meaningful and statistically significant improvements in overall SNOT-20 QOL survey scores. The mean number of postoperative debridements per patient showed a significant difference between the trial groups, demonstrating the superiority of balloon sinus dilation where patients in this group received an average of 0.1 debridements compared to an average of 1.2 debridements in the FESS group.

The trial demonstrated that when our balloon sinus dilation devices were used as a stand-alone therapy in the physician office setting, patients experienced similar efficacy rates in terms of symptom improvement, ostial patency, reduction of sinusitis episodes, and very low surgical revision rates, with faster recovery times, less bleeding at discharge, less use of prescription pain medication, and fewer post-procedure debridements than patients receiving FESS. The REMODEL trial six-month follow-up results were published in the American Journal of Rhinology and Allergy in August 2013. The one-year follow-up results of this trial were published in the same journal in May 2014. The following table summarizes the outcomes from the REMODEL trial:

REMODEL Trial Outcome Measure	Our Balloon Sinus Dilation Products (Mean or %)	FESS (Mean or %)	p-Value	Compared to FESS, Balloon Sinus Dilation is:

Primary Endpoints
Change in SNOT-20 symptom score at 6 months	-1.67	-1.60	<0.001	Noninferior[1]

Change in SNOT-20 symptom score at 12 months	-1.64	-1.65	<0.001	Noninferior[1]

Mean number of debridements per patient	0.1	1.2	<0.0001	Superior[2]

Secondary Outcomes (Recovery and Short Term)
Patients discharged with nasal bleeding	28%	55%	0.011	Significantly better[3]

Recovery time (days)	1.6	4.8	0.002	Significantly better[3]

Duration of prescription pain medications (days)	0.9	2.8	<0.001	Significantly better[3]

Short-term change in SNOT-20 symptom score (one week/one month)	-1.49/-1.70	-0.96/-1.62	0.014	Significantly better[4]

Secondary Outcomes (1 Year)
Change in number of sinusitis episodes per patient	-4.2	-3.5	NS	Not significantly different[3]

Ostial patency	97%	99%	NS	Not significantly different[4]

Mean reduction of activity impairment due to chronic sinusitis	78%	79%	NS	Not significantly different[3]

Mean reduction in overall work impairment due to chronic sinusitis	81%	78%	NS	Not significantly different[3]

Complications	0%	0%	NS	Not significantly different[3]

Revision surgery rate	2.1%	2.4%	NS	Not significantly different[3]

1	Based on one-sided Student’s t-test for noninferiority. Values of p < 0.025 were considered statistically significant.
2	Based on one-sided two-sample Wilcoxon test for superiority. Value of p < 0.025 was considered statistically significant.
3	Based on two-sided two-sample t-tests. Values of p < 0.05 were considered statistically significant.
4	Based on a repeated measures regression model. Values of p < 0.05 were considered statistically significant.

XprESS Multi-Sinus Study

We sponsored the XprESS Multi-Sinus study, a prospective, multicenter, nonrandomized study, in which 81 adult patients at 10 different clinical centers in the United States were treated in 2012. The purpose of this study was to evaluate patient outcomes at one year following stand-alone balloon sinus dilation treatment in the physician office with our XprESS device for patients with maxillary sinusitis with or without sinusitis in the frontal, ethmoid, or sphenoid sinuses. A total of 307 of 313, or 98%, of sinus ostia were successfully dilated with our XprESS device under local anesthesia. Seventy-six of the 81 patients, or 94%, treated completed one-year follow-up. One-year patient follow-up showed a statistically significant mean reduction in the SNOT-20 QOL survey score of 1.57, nearly twice the level of 0.8 reduction needed for a clinically meaningful change in symptoms. Overall, 79% of all subjects experienced clinically meaningful sinus symptom improvement at one year. Clinically meaningful and statistically significant symptom improvement was also observed after balloon treatment of any combination of sinusitis including all sinuses, patients with ethmoid sinusitis, septal deviations, turbinate enlargement, and chronic or recurrent sinusitis. The in-office procedure was tolerated well among the patients with the mean pain score as rated by the patient equal to 2.8, on a scale of 0 being no pain and 10 being severe pain. Patients experienced a statistically significant reduction in all RSI survey measurements. Compared to the one year before balloon sinus dilation treatment, the number of sinus infections, antibiotic courses, and physician visits for sinusitis were reduced in the year following treatment by 77%, 71%, and 73%, respectively. Only one patient, or 1.3%, required a revision procedure. The one-year follow-up results of this study were published in the American Journal of Rhinology and Allergy in February 2014.

XprESS Registry Study

We sponsored the XprESS Registry study, which was a prospective, multicenter, nonrandomized study, in which 175 adult patients at eight different clinical centers in the United States were treated between June 2010 and September 2011. The study was designed to evaluate the safety, sustained effectiveness, and one-year patency of the sinus drainage pathways dilated with our XprESS device. Over 96%, or 479 of 497, of the attempted sinus dilations were successfully completed, primarily in the frontal and sphenoid sinuses. A total of 448 dilations in 166 patients were completed during a hybrid procedure along with FESS while 31 dilations in nine patients underwent a stand-alone balloon sinus dilation procedure. The XprESS device demonstrated a high level of safety with no patients experiencing a serious adverse event. Efficacy was also demonstrated with clinically meaningful and statistically significant sinus symptom improvement as measured by SNOT-20 QOL survey scores and a 2.3% surgical revision rate among the 44 patients followed for one year post-procedure. Analysis of patient subgroups with and without nasal polyps also showed clinically meaningful and statistically significant improvement in sinus symptoms for each group. The one-year follow-up results of this study were published in the International Forum for Allergy and Rhinology in February 2013.

XprESS Maxillary Pilot Study

We sponsored the XprESS Maxillary Pilot study, which was a prospective, dual-center, nonrandomized study, in which 21 adult patients at two clinical centers in the United States were treated between 2011 and 2012. The study was designed to evaluate symptom improvement after stand-alone trans-nasal balloon sinus dilation of the maxillary ostia with our XprESS device in the physician office setting. Patient comfort during the procedure was also assessed. Efficacy was demonstrated with clinically meaningful and statistically significant sinus symptom improvement as measured by SNOT-20 QOL survey scores. The in-office procedure was tolerated well among the patients with the overall mean pain score as rated by the patient of 1.8, on a scale of 0 being no pain and 10 being severe pain. The six-month results of this study were published in the ENT Journal in December 2012. As shown in the table below, in five separate studies observing patient tolerance of office-based balloon sinus dilation, four of which we sponsored and one of which was sponsored by a competitor, patients tolerated the procedure very well.

Patient Tolerance of Office-Based Balloon Sinus Dilation
Clinical Study	N	Average Pain Score During Procedure (0=No Pain; 10=Severe Pain)

XprESS Multi-Sinus	81	2.8

XprESS Maxillary Pilot	21	1.8

RELIEF	69	3.2

BREATHE	19	2.7

ORIOS2 (Non-Entellus Study)	198	4.5

XprESS Maxillary Cadaver Study

We sponsored the XprESS Maxillary Cadaver study conducted in the United States in December 2012. The study was designed to evaluate the ability of our XprESS device to successfully access the maxillary sinuses through a trans-nasal approach. One of the challenges associated with trans-nasal balloon sinus dilation of the maxillary sinuses is the lack of visualization of the ostia. As a result, inaccurate placement of the balloon device can lead to creation of false channels and ineffective patient treatment. Six ENT physicians, three who had significant prior experience with our XprESS device and three newly trained physicians who had very little clinical experience with our device, attempted to access the natural maxillary ostia using our XprESS device bent into a maxillary configuration. The study was done using trans-nasal endoscopic visualization and multiple other methods for confirming device tip position. These six ENT physicians were blinded to the trans-antral endoscopic views from inside the maxillary sinuses that were used to determine accuracy of entry. Thirty-nine of 40 ostium, or 97.5%, were successfully accessed and dilated when the recommended procedure was performed. There was one instance in which the device successfully accessed the natural maxillary ostium but was not considered an appropriate dilation because the device was inserted through a pre-existing hole in the uncinate process. We believe that the results of this study demonstrate that the XprESS device has successfully addressed the unique challenges of maxillary sinus treatment with balloon sinus dilation. The results of this study were published in the American Journal of Rhinology and Allergy in December 2012.

Accuracy of Transillumination vs. CT Image Guidance System as a Positioning Method — Cadaver Study

We sponsored the Accuracy of Transillumination vs. CT Image Guidance System Positioning Method Cadaver study conducted in the United States in October 2013. This study was designed to compare transillumination using our XprESS LoProfile with LED Light Fiber device to a CT image guidance system probe attached to the FusionTM ENT Navigation System by Medtronic, Inc. for determining the accuracy of device tip placement in a frontal sinus. Two ENT physicians were asked to position our XprESS LoProfile device into a frontal sinus using standard techniques including transillumination and also to position a CT image guidance system probe into a frontal sinus. Each physician then reported their level of confidence that tip placement was in the frontal sinus for each attempt. Attempts to enter the frontal sinus were performed in 16 specimens and 32 frontal sinuses. The physicians were blinded to a separate camera view from inside the frontal sinus used to determine if the XprESS LoProfile device or CT image guidance system probe successfully accessed the sinus. The physicians reported their confidence at entering the frontal sinus, with 0 being no confidence and 4 being very confident. Access to the frontal sinus was successful in 30 of 32 attempts, or 94%, using transillumination and in 29 of 32 attempts, or 91%, using a CT image guidance system. When physician confidence at entering the frontal sinus was rated a 4, this correctly predicted frontal entry in 29 of 29, or 100%, of instances with transillumination and in 27 of 28, or 96%, of instances with a CT image guidance system. It was concluded from this study that confirmation of access to the frontal sinus is comparable whether using transillumination or a CT image guidance system. With both technologies, the positive predictive value of device placement in the frontal sinus is very high. The results of this study were presented as a poster at the Combined Otolaryngology Spring Meeting in April 2014.

The two leading ENT societies, the American Academy of Otolaryngology — Head and Neck Surgery and the American Rhinologic Society, do not recommend a CT image guidance system as a standard of care for sinus procedures, but suggest that a CT image guidance system should be reserved for complex anatomy. We believe that balloon sinus dilation has been proven to be safe and effective without the need for a CT image guidance system.

Evidence that Inflammation in the Ethmoid Sinuses Does Not Need Direct Treatment

Four of our clinical studies, BREATHE, RELIEF, XprESS Multi-Sinus, and REMODEL, demonstrated that stand-alone balloon dilation of sinus drainage pathways such as the maxillary sinuses or frontal sinuses significantly reduced sinusitis symptoms in patients with uncomplicated disease, irrespective of the presence or absence of inflammation in the adjacent ethmoid sinuses. A typical result is shown below and was replicated in three other studies that we sponsored with 12-month follow-up. The osteomeatal complex in the nose is a location where the frontal, maxillary, and anterior ethmoid sinuses typically drain. Studies have shown that balloon sinus dilation of the sinus drainage pathways of the maxillary and/or frontal sinuses reduces inflammation in those treated sinuses. We believe that lessening the disease burden in these major sinuses along with enhancing mucus transport in the osteomeatal complex may also improve mucus clearance from the adjacent anterior ethmoid air cells and reduce the inflammation in those lesser sinuses. A fifth study, not sponsored by us, demonstrated similar findings. Results of the BREATHE study were published in the International Forum of Allergy & Rhinology in May/June 2012. The results of the RELIEF study were published in the Annals of Otology, Rhinology & Laryngology in November 2013.

Trans-Antral Studies

We sponsored three clinical studies, BREATHE, FinESS Registry, and RELIEF, that examined the safety and effectiveness of our FinESS trans-antral product line that is used to dilate the maxillary outflow track after positioning an endoscope and balloon catheter into the maxillary sinus. Access to the maxillary sinus was achieved through a small puncture above the canine tooth in the direction of the maxillary sinus, in a dental-like approach to the sinus. Since conducting these studies, we have optimized the ability of our XprESS Multi-Sinus device to access the maxillary sinus in a trans-nasal approach using the existing opening in the nostril. As a result, sales of our FinESS product line have largely been supplanted by sales of our XprESS family of products. However, the clinical outcomes from the trans-antral studies are relevant to all uses of balloon sinus dilation of the maxillary drainage pathway because the balloon treats the same anatomic region irrespective of the site of access. Our trans-antral studies show relief of sinus symptoms using the SNOT-20 symptom score through 12-month to 24-month follow-up periods with low surgical revision rates of 6.8%, 2.9%, and 5.8% in the 59, 137, and 66 patients followed in the BREATHE, FinESS Registry, and RELIEF studies, respectively. As a reference, the clinical literature shows revision surgery rates following FESS most commonly range from 7% to 12%. Additional outcomes data demonstrate that treatment with our trans-antral product results in patients needing fewer physician and nurse visits for nasal problems and requiring fewer courses of antibiotics compared to pretreatment. It has also been shown that dilation of the maxillary outflow path significantly relieves symptoms in patients with combination maxillary and anterior ethmoid disease. The results of the FinESS Registry were presented at the Combined Otolaryngology Spring Meeting in April 2011.

Sales and Marketing and Physician Training

We have focused our sales and marketing efforts on educating ENT physicians about the clinical value, ease-of-use, convenience and cost-effectiveness of office-based sinus dilation as both an alternative to FESS for uncomplicated patients, and for patients who repeatedly fail aggressive medical management and are progressing toward becoming a surgical candidate. We also sell our products to ENT physicians who perform balloon sinus dilation in a hospital outpatient operating room or surgery center.

We maintain a direct sales organization in the United States which as of September 30, 2014 consisted of 102 employees in direct sales and sales management, four employees in sales operations, six employees in marketing and three employees in customer service. We do not market our products outside the United States and Canada.

Our marketing group and clinically focused personnel support our sales personnel through the following initiatives:

•	Education of ENT physicians is performed using a variety of methods and custom training tools including head model training, observation of video-taped procedures, online visualization of live procedures, cadaver lab training and visits to peers who perform office-based balloon sinus dilation. Our products are designed to be easy-to-use and because they are placed into a sinus drainage pathway in a manner similar to existing sinus seekers on the market, our products typically do not require extensive clinical training for most new physician customers. Approximately 15% of newly trained physicians opt to visit a peer for physician training whereas other new users are trained with our custom training tools by field trainers from our sales, clinical and R&D organizations.

•	Education of patients about the benefits of our sinus dilation procedure. We utilize online patient education information, and find-a-doctor resource to help patients who are exploring sinusitis treatment options to be able to discuss treatment options with their physician.

•	Promotion to physicians of the advantages of our products and the clinical outcomes they enable for patients.

Reimbursement and Procedure Economics

When balloon sinus dilation is performed adjunctively with standard FESS as a hybrid procedure, existing FESS codes are used and insurance coverage is available for an estimated 86% of covered lives in the United States as of December 2014.

Effective January 1, 2011, when balloon sinus dilation is performed as a stand-alone procedure, providers use CPT codes 31295, -96, and -97 for dilation of the maxillary, frontal, and sphenoid sinus ostia, respectively. When a stand-alone balloon procedure is performed in the physician office, the reimbursement associated with these CPT codes includes a non-facility practice expense component of payment intended to cover the cost of equipment, supplies, and overhead associated with these procedures performed in the physician office, including the cost of our devices. In addition, physicians receive additional value from the convenience and efficiency of treating patients in their office setting compared to treatments in a hospital or surgery center. This, along with excellent clinical outcomes, motivates many ENT physicians and practices to adopt our procedure.

As an example of cost savings to the healthcare system from office balloon sinus dilation procedures, the 2015 national average Medicare payments to a physician performing bilateral maxillary sinus dilation in the office and performing a nasal endoscopy exam one week later is $3,351. By comparison, treatment of the same patient in an ASC, with FESS including ethmoidectomy and performing a debridement one week after FESS costs Medicare $4,139, or 24% more, including ENT physician professional fees of $969. Treatment of the same patient with FESS in a hospital out-patient department costs Medicare, $6,408, or 91% more than balloon sinus dilation office treatment. When more complex cases are performed involving dilation of four or six sinuses, the level of savings to the healthcare system for office sinus dilation increases. Publication in October 2014 by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for administering the Medicare program, of final 2015 payment rates for stand-alone balloon sinus dilation resulted in 2015 rates very similar to 2014 rates.

Sinuses Dilated	2015 Medicare National Average Payment Rates
	Office Balloon Sinus Dilation	FESS in Hospital	FESS in ASC	% FESS costs more than dilation: Hospital & ASC
Maxillary	$3,351	$ 6,408	$4,139	91% & 24%
Maxillary+Frontal	$4,964	$10,790	$6,896	117% & 39%
Maxillary+Frontal+Sphenoid	$6,527	$15,344	$9,583	135% & 47%

Note: National average payment rates include the total reimbursement made to physicians and facilities for the balloon sinus dilation or FESS procedure plus cost of post-FESS debridement or post-balloon sinus dilation nasal endoscopy. Ethmoidectomy is performed with all FESS procedures.

As of December 2014, insurance coverage for stand-alone balloon sinus dilation procedures is available for an estimated 76% of covered lives in the United States. Positive coverage decisions for stand-alone balloon sinus dilation performed in the physician office setting are in place with several third-party payors including Medicare, UnitedHealthcare, Aetna, Cigna, Humana, Kaiser Permanente, TRICARE, Health Net, Medicaid in 30 states, and Blue Cross Blue Shield plans in 17 states. Balloon sinus dilation has the support of the American Academy of Otolaryngology and the American Rhinological Society, both of which have written positive policy statements for balloon sinus treatment and participate in coverage obtainment efforts.

With the benefit of cost savings from office-based balloon sinus dilation procedures, we believe the combination of clinical and cost advantages will lead to additional coverage as payors become more knowledgeable about the full body of clinical evidence. However, there can be no assurance that payors will continue to cover stand-alone balloon sinus dilation, or that additional payors will issue positive coverage policies for the procedure.

Competition

Our industry is highly competitive, subject to change and significantly affected by activities of industry participants. We compete with companies and products used to treat chronic sinusitis, including traditional FESS, medical therapies and other balloon sinus dilation products. Our balloon sinus dilation products compete with medical management by providing a procedure and treatment option that may be chosen to be performed by ENT physicians after fewer rounds of medical management than historically employed due to the minimally disruptive nature of balloon sinus dilation as compared to FESS. Our balloon sinus dilation products compete with FESS by providing a comparably effective in-office alternative for patients with uncomplicated sinusitis. Accordingly, our balloon sinus dilation products are increasingly positioned in the middle of the treatment continuum between medical management and FESS, drawing patients from medical management who might not have chosen any treatment beyond medical management due to the invasive nature of FESS, as well as patients who would have chosen FESS if not for our less invasive alternative. Our balloon sinus dilation products also compete with other companies selling balloon sinus dilation products to ENT physicians. Our PathAssist products also compete with companies selling devices for use in balloon sinus dilation. Additionally, ENT physicians may use competing devices, intead of our PathAssist products, to confirm sinus location and placement of our XprESS device.

Many of the companies developing or marketing these competitive products are publicly traded or are divisions of publicly traded companies. These companies may enjoy several competitive advantages, including:

•	greater financial and human capital resources;

•	significantly greater name recognition;

•	established relationships with ENT physicians, referring physicians, customers and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer greater discounts or incentives to gain a competitive advantage; and

•	more established sales, marketing and worldwide distribution networks.

Companies that sell balloon sinus dilation products include the Acclarent division of Johnson and Johnson Inc., the market leader in balloon sinus dilation products, as well as the Xomed division of Medtronic, which launched its NuVent balloon sinus dilation system in August 2014, and the ArthroCare division of Smith & Nephew. In addition, a small private company, SinuSys Corporation, sells a non-balloon sinus dilation system that uses osmotic self-expansion technology. Companies that provide tools and devices for FESS include the Xomed division of Medtronic, the Gyrus ACMI division of Olympus and Stryker Corporation. Intersect ENT sells a steroid-eluting biodegradable stent that is used following FESS or in patients who have previously undergone an FESS procedure and is not currently a competitor. However, Intersect ENT is currently developing products for office-based treatment of sinusitis, which if approved may be competitive with us in the future.

We believe our continued ability to compete favorably depends on:

•	successfully expanding our commercial operations;

•	continuing to enjoy suitable reimbursement economics for our customers;

•	attracting and retaining skilled personnel;

•	continuing to innovate and demonstrate the advantages of our existing and new products in clinical studies;

•	our patent licensor successfully protecting their intellectual property in the U.S.; and

•	protecting our patents.

Intellectual Property

We believe that the strength of our competitive position will depend substantially upon our ability to obtain and enforce intellectual property rights protecting our technology. We apply for patents for new patentable technologies relevant to our business and utilize other forms of intellectual property protection to strategically protect our intellectual property. Periodically, we may review and attempt to acquire rights in third-party patents and applications that are strategically valuable to us.

Patents

As of December 31, 2014, we owned 19 issued U.S. patents relating to the field of sinusitis treatment and have at least 16 pending patent applications for U.S. patents. Four of these issued patents includes claims directed towards the XprESS products and methods of using the XprESS products. As of December 31, 2014, at least nine of our pending patent applications currently include claims directed towards one or more aspects of our XprESS family of products.

Our issued patents that protect our commercial products and current product pipeline are derived from applications that were filed between 2006 and 2009. Since U.S. law provides for a 20-year patent term measured from the date of filing, many of our current patent holdings will begin to expire starting in 2026, though many of our patents enjoy patent term extensions granted by the U.S. Patent Office. While we have pursued and continue to pursue patent protection for our technologies, we may, from time to time, abandon certain patents and patent applications for business reasons.

Trademarks

Our XPRESS, PATHASSIST, FINESS, ENTELLUS MEDICAL, LIGHT FIBER, and LIGHT SEEKER marks are registered trademarks of our company in the United States.

Trade Secrets

We may rely, in some circumstances, on trade secret law to protect some of our technology. Trade secrets, however, can be difficult to protect.

We seek to protect our proprietary technology and manufacturing process, in part, by confidentiality and invention assignment agreements with employees, under which they are bound to assign to us inventions that are made during the term of their employment and relate to our business, unless otherwise excepted. These agreements further prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third-party. In addition, most of our consultants, scientific advisors and contractors are required to sign agreements under which they must assign to us any inventions that relate to our business. These agreements also prohibit these third-parties from incorporating into any inventions the proprietary rights of third-parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

License Agreement with Acclarent, Inc.

In February 2011, we entered into a license agreement with Acclarent, Inc., or Acclarent, in connection with the settlement of a then-ongoing litigation in which Acclarent alleged that our FinESS and XprESS products infringed certain claims of five of their patents, which allegations we denied. In October 2012, we agreed with Acclarent to amend certain terms of our license agreement, or, as amended, the Acclarent License. Pursuant to the Acclarent License, Acclarent granted us a worldwide, non-exclusive, royalty-bearing license under certain patents held by Acclarent to manufacture, use and commercialize our currently marketed XprESS, PathAssist and FinESS products and certain future versions of those products, or, collectively, the Covered Products, in the field of the expansion of paranasal sinuses and sinus pathways.

Under the Acclarent License, we made an initial up-front, lump-sum payment to Acclarent as a retroactive royalty payment. We are also required to pay Acclarent an ongoing royalty in the low double-digit percentages, on a country-by-country basis, on net sales of Covered Products. The Acclarent License will expire upon the expiration or abandonment of the last to expire of the patents licensed to us under the agreement. Acclarent has the right to terminate the agreement upon 60 days’ notice in the event of our uncured material breach.

Manufacturing and Supply

We manufacture our XprESS, XprESS LoProfile and PathAssist products at our facility in Plymouth, Minnesota with components supplied by external suppliers. We perform inspections of these components before use in our manufacturing operations. Using these components, we assemble, inspect, test and package our products and send them to a third-party sterilization vendor. After sterilization, we perform additional inspections of the finished products, carton and label products internally and release the lot to inventory and then ship the finished product to customers.

We believe our manufacturing operations are in compliance with regulations mandated by the FDA. We are an FDA-registered medical device manufacturer. Our manufacturing facilities and processes are subject to periodic inspections and audits by various federal, state and foreign regulatory agencies. For example, our facilities were inspected by the FDA in August 2012, and no major nonconformance reports were issued as a result of that inspection. Our facility was last inspected in April 2014 by the British Standards Institute, or BSI Group, our Notified Body, and no major nonconformance reports were issued as a result of that inspection.

Certain components used in our products are supplied to us from single source suppliers. We rely on single-source suppliers for some of our balloon extrusions and molded components and some off-the-shelf components. We generally acquire our single-source components pursuant to purchase orders placed in the ordinary course of business. While our suppliers have generally met our demand for their products on a timely basis in the past, we are not certain that they will in the future be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers, or our relative importance as a customer to those suppliers.

Our suppliers manufacture the components they produce for us or test our components and devices to our specifications. We intend to maintain sufficient supplies of the components from these single-source suppliers in the event that one or more of these suppliers were to encounter delay in supply or end supply to enable us to continue to manufacture our products for a sufficient amount of time necessary to obtain another source of components.

Government Regulation

The design, development, research, manufacture, testing, labeling, promotion, advertising, distribution, marketing, sale and export and import of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Failure to obtain or maintain approval or clearance to market our products or to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our products.

Regulation by the FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, device safety, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, record-keeping procedures, advertising and promotion, sales and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The FDA can also refuse to approve or clear pending applications.

Each medical device we wish to distribute commercially in the United States requires marketing authorization from the FDA prior to distribution either through the 510(k) premarket notification process or the more demanding premarket approval, or PMA, process. The type of marketing authorization necessary is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II, or III) based on the degree of risk associated with a device and the level of regulatory control deemed necessary to ensure its safety and effectiveness. Low- and moderate-risk devices requiring fewer controls are placed in Class I or II. Class I devices that pose the least risk are subject only to the general controls applicable to all devices, such as requirements for device labeling, premarket notification and adherence to the FDA’s current good manufacturing practices, or cGMPs, as reflected in the Quality System Regulation, or QSR. Class II devices that pose a moderate risk are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls, including devices that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Some Class I devices that have not been so exempted and Class II devices are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval or 510(k) de novo clearance prior to commercial marketing. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive.

Medical Devices. Each of our current commercially available devices is classified as either a Class I device exempt for the requirement to submit a 510(k) notification, or as a Class I or Class II device requiring 510(k) clearance. None of our current commercially available devices is classified as a Class III device requiring PMA approval.

510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a legally marketed device, commonly known as the “predicate device.” A legally marketed predicate device may include a device that was legally marketed in the United States prior to May 28, 1976 for which a PMA is not required (commonly known as a “pre-amendment device” based on the date the Medical Device Amendments of 1976 were enacted), a device which the FDA has reclassified from Class III to Class II or I, or a device which has been found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics, or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. Once the 510(k) submission is accepted for review, by regulation, the FDA has 90 days to review and issue a determination. As a practical matter, clearance often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

PMA Approval. A PMA must be submitted to the FDA if the device is classified in Class III or otherwise cannot be cleared through the 510(k) process (although the FDA has discretion to continue to allow certain pre-amendment Class III devices to use the 510(k) process). PMA applications must be supported by, among other things, valid scientific evidence demonstrating the safety and effectiveness of the device, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. FDA regulations provide 180 days for the FDA to review a PMA application and make a determination, although the process typically takes significantly longer, and may require several years to complete. In addition, the FDA will conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

None of our products are currently approved under a PMA approval, and we have no plans for any indication or system improvement or extension that we believe would require a PMA.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require submission of an investigational device exemption, or IDE, application to the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. If an IDE is required, the FDA and the appropriate institutional review boards, or IRBs, at the clinical sites must approve the study before clinical trials may begin. Clinical trials are subject to extensive monitoring, record keeping and reporting requirements. Clinical trials must be conducted under the oversight of an IRB for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, the patient’s informed consent must be obtained in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. The clinical trial sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and effectiveness of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product.

Continuing FDA Regulation

Any devices we manufacture or distribute pursuant to 510(k) clearance or PMA approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. These include product listing and establishment registration requirements, which help facilitate FDA inspections and other regulatory actions. We are required to adhere to applicable cGMP requirements, as set forth in the QSR, which require, manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all phases of the design and manufacturing process. Noncompliance with these regulations can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, FDA refusal to grant 510(k) clearance or PMA approval to new devices, withdrawal of existing clearances or approvals, and criminal prosecution.

We must also comply with post-market surveillance regulations, including medical device reporting, or MDR, requirements which require that we review and report to the FDA any incident in which our products may have caused or contributed to a death or serious injury, and any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations or off-label promotion, can result in enforcement action by the FDA which can include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approval of new or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for products; or

•	criminal prosecution.

We cannot guarantee that we have adequately complied with all regulatory requirements. If any of these events were to occur, they could have a material adverse effect on our business.

U.S. Anti-Kickback, False Claims and Other Healthcare Laws

We are also subject to healthcare regulation and enforcement by the federal government and the states and foreign governments and authorities in the locations in which we conduct our business. These other agencies include, without limitation, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, as well as state and local governments. Such agencies enforce a variety of laws which include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security, and physician sunshine laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or part by Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the Anti-Kickback Statute has been interpreted to apply to arrangements between medical device manufacturers on the one hand and prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate, in order to have committed a violation. Further, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of medical device companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, also created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as service providers of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in certain circumstances, many of which differ from HIPAA and each other in significant ways and may not have the same effect.

Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or collectively, the Affordable Care Act, imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for “knowing failures.” Covered manufacturers were required to report detailed payment data for the first reporting period (August 1, 2013 – December 31, 2013) under this law and submit legal attestation to the completeness and accuracy of such data by June 30, 2014. Thereafter, covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of commercial compliance programs and compliance with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

These laws impact the kinds of financial arrangements we may have with hospitals, physicians or other potential purchasers of our products. They particularly impact how we structure our sales offerings, including discount practices, customer support, education and training programs, physician consulting, research grants and other arrangements. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations.

Coverage and Reimbursement

Our currently cleared products are treated as supplies utilized in balloon sinus dilation procedures and if covered by third-party payors, are paid for as part of a stand-alone balloon sinus dilation procedure or as a part of FESS if used in conjunction with FESS. Failure by physicians, hospitals, ASCs and other users of our products to obtain sufficient coverage and reimbursement from healthcare payors for procedures in which our products are used, or adverse changes in government and private third-party payors’ policies would have a material adverse effect on our business.

In the United States, third-party payors continue to implement initiatives that restrict the use of certain technologies to those that meet certain clinical evidentiary requirements. We are aware of a number of third-party payors in the United States, including Anthem/Wellpoint and certain Blue Cross Blue Shield plans that consider stand-alone balloon sinus dilation procedures to be experimental or investigational. Failure to obtain and maintain favorable coverage policies could have a material adverse effect on our business and operations.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians, hospitals and ASCs for procedures during which our products are used. Because the cost of our products generally is recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. In the past, when the application of the formula resulted in lower physician payments, Congress has passed interim legislation to prevent the reductions. Most recently, the Protecting Access to Medicare Act of 2014, signed into law in April 2014, provided for a 0.5% update from 2013 payment rates under the Medicare Physician Fee Schedule through 2014 and a 0% update from January 1 until April 1, 2015. If Congress fails to intervene to prevent the negative update factor in future years, the resulting decrease in payment may adversely affect our business. Any changes in coverage and reimbursement that further restricts coverage of our products or lowers reimbursement for procedures using our devices could materially affect our business.

Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage for the procedures associated with the use of our products, or result in lower reimbursement for those procedures. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products.

By way of example, the Affordable Care Act substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly impacted the pharmaceutical and medical device industries. The Affordable Care Act imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

Employees

As of September 30, 2014, we had 166 employees, of whom 19 were in manufacturing, 12 were in research and development and 114 were in sales, marketing and reimbursement.

Facilities

We occupy approximately 32,500 square feet of leased office and warehouse space located in Plymouth, Minnesota. The terms of our lease expire in August 2015 and August 2018, respectively. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed on acceptable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings. We may at times be involved in litigation and other legal claims in the ordinary course of business. When appropriate in our estimation, we may record reserves in our financial statements for pending litigation and other claims.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors, as of December 31, 2014:

Name	Age	Position(s)
Executive Officers and Key Employees
Brian E. Farley	57	Chief Executive Officer and Chairman of the Board
Robert S. White	53	President and Chief Operating Officer
Thomas E. Griffin	51	Chief Financial Officer
Margaret A. Boiano	60	Vice President, Healthcare Policy and Reimbursement
Kevin L. Mensink	42	Vice President, Marketing
Stephen R. Paidosh	52	Vice President, Operations
Karen E. Peterson	56	Vice President, Clinical, Regulatory and Quality
Tim B. Petrick	46	Vice President, Research and Development
James D. Surek	47	Vice President, Sales

Non-Employee Directors
Joshua Baltzell (1)(3)	45	Director
Shawn McCormick (1)(3)	50	Director
David Milne (2)	52	Director
Guido Neels (1)(2)	66	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive Officers and Key Employees

Brian E. Farley has served as our Chief Executive Officer since March 2010 and as a member of our board of directors since November 2008, including as Chairman of the Board since November 2014. He also served as our President from March 2010 to November 2014. Prior to joining us, Mr. Farley was employed at VNUS Medical Technologies, Inc. (VNUS: Nasdaq) starting in 1995 and served as President and Chief Executive Officer of VNUS from January 1996 to June 2009 when VNUS was sold to Covidien Ltd. Prior to joining VNUS, Mr. Farley was employed from 1981 to 1995 at Guidant Corporation, in the Medical Device Division of Eli Lilly and Company, and in Lilly Research Labs in a variety of research and development, clinical research and business development leadership positions. Since November 2009, Mr. Farley has served as a director of Neuronetics, Inc., a private medical device company, including as Chairman of the Board from June 2011 to July 2014 and again since December 2014. Mr. Farley also serves on the board of directors of DFINE, Inc., a private medical device company, as well as its compensation committee, since March 2012. Mr. Farley holds both a B.S. in Engineering with an emphasis in Biomedical Engineering and an M.S. in Electrical Engineering from Purdue University.

We believe Mr. Farley’s experience in the industry, his role as our Chief Executive Officer and his knowledge of the Company enable him to make valuable contributions to our board of directors.

Robert S. White has served as our President and Chief Operating Officer since November 2014. Mr. White was the President and Chief Executive Officer of TYRX, Inc., or TYRX, which specialized in commercializing innovative, implantable combination drug and device products focused on infection control, from January 2010 to March 2014, when TRYX was sold to Medtronic. Prior to joining TYRX, Mr. White held several positions with Medtronic from February 2003 to November 2009, including serving as President of Medtronic Kyphon from April 2008 to August 2009 following the acquisition of Kyphon by Medtronic. Mr. White started his career with General Electric and joined Eli Lilly and Company in 1989. Mr. White serves on the Boards of Directors of several companies, including publicly traded companies Novadaq Technologies (September 2014 to present) and AtriCure, Inc. (March 2013 to present), as well as HyperBranch Medical Technology, Inc. (June 2010 to present). Mr. White holds a B.S. in Aerospace Engineering from the University of Missouri-Rolla and an M.B.A. from Cornell University’s Johnson Graduate School of Management.

Thomas E. Griffin has served as our Chief Financial Officer since December 2007. From July 2006 to December 2007, Mr. Griffin served as acting Chief Financial Officer for the Company as a consultant. From September 2003 to December 2007, Mr. Griffin provided independent financial and strategic consulting to medical device companies. From December 1995 to April 2003, Mr. Griffin served as Chief Financial Officer and Secretary of Digital Gene Technologies, Inc., a privately held biotechnology company. Prior to that, Mr. Griffin was Controller for Centerpulse Spine-Tech, Inc. (now Zimmer Spine, Inc.) and CIMA Labs Inc. (now owned by Teva Pharmaceutical Industries Ltd.). Mr. Griffin holds a B.A. in Accounting from the University of Minnesota, Duluth, and an M.B.A. in Management from the University of St. Thomas. Mr. Griffin is a certified public accountant (inactive).

Margaret A. Boiano has served as our Vice President of Healthcare Policy and Reimbursement since August 2010. From November 2005 to June 2010, Ms. Boiano was the Director of Healthcare Policy and Reimbursement of VNUS. Prior to VNUS, Ms. Boiano held various reimbursement and payor relations positions with several medical companies, including Sleep Solutions Inc., CardioNet and CardGuard. Ms. Boiano holds a B. S. in Radiologic Technology, Administration and Teaching from Midwestern State University.

Kevin L. Mensink has served as our Vice President of Marketing since April 2013. From January 2007 to March 2013, Mr. Mensink served as Vice President of Marketing for GN ReSound Group, a division of GN Store Nord A/S, a Danish corporation, where he was responsible for North America marketing, product management and technical support and training. From October 2005 to January 2007, Mr. Mensink served as Director of Marketing Analytics for GN ReSound Corp. From May 2002 to October 2005, Mr. Mensink served as Marketing Manager at Thomson West in the Corporate Segment Division. Prior to that, Mr. Mensink served as a Senior Financial Analyst at Thomson West from October 1997 to May 2002. Mr. Mensink holds a B.S. in Business Administration, Accounting and Economics and an M.B.A. in Management from the University of St. Thomas.

Stephen R. Paidosh has served as our Vice President of Operations since December 2007. From July 1999 to December 2007, Mr. Paidosh served as Vice President of Operations at Myocor, Inc., a privately held medical device company. From December 1988 to July 1999, Mr. Paidosh held various leadership positions in engineering and operations at SCIMED Life Systems, Inc., or SCIMED, and Boston Scientific Corporation, or Boston Scientific, following the acquisition of SCIMED by Boston Scientific, ending as Director of International Vascular and Metallurgical Operations. Prior to that, Mr. Paidosh held positions in engineering with Pfizer Inc.’s subsidiary Schneider-Shiley (USA) Inc. and at St. Jude Medical, Inc. Mr. Paidosh holds a B.S. in Industrial Technology (Manufacturing Engineering) from the University of Wisconsin, Stout.

Karen E. Peterson has served as our Vice President of Clinical, Regulatory and Quality since July 2010 and our Compliance Officer since June 2011. Ms. Peterson also served as our Vice President of Regulatory and Quality from May 2010 to July 2010. From November 2006 to April 2010, Ms. Peterson served as Vice President of Clinical, Regulatory and Quality at Leptos Biomedical, Inc. Prior to that, Ms. Peterson held various clinical, regulatory and quality positions for Impres Medical, Inc., Carbon Medical Technologies, Inc., XRT Corporation and Guidant. Ms. Peterson holds a B.S. in Chemistry from the University of Wisconsin, Eau Claire including a Math minor and an M.S. in Biometry and Health Information Systems from the University of Minnesota.

Tim B. Petrick has served as our Vice President of Research and Development since June 2008 and served in the capacity of Manager or Director of Research and Development from February 2007 to May 2008. From October 2002 to December 2006 Mr. Petrick was a Project Engineer with Velocimed, Inc. which was acquired by St. Jude Medical, Inc. in 2005. From January 1998 to July 2002, Mr. Petrick held various positions in regulatory affairs and engineering with TERAMed Corporation, which was acquired by Cordis Corporation, a division of Johnson & Johnson, in 2001. Mr. Petrick holds a B.S. in Mechanical Engineering from North Dakota State University.

James D. Surek has served as our Vice President of Sales since January 2010. From February 2008 to January 2010, Mr. Surek was the Vice President of Sales in the Cochlear Implant Division at Advanced Bionics, LLC, which was sold to Sonova Holding AG in 2009. From July 2003 to February 2008, Mr. Surek was Vice President of Sales for Boston Scientific in the Neuromodulation/Pain Management Division. Mr. Surek served in various roles at Medtronic, Inc. in the Sofamor Danek Group from August 1994 to June 2003, ending as Vice President, Sales and Development. Mr. Surek holds a B.S. in Psychology from Loyola University in Chicago and a Masters of International Management from the American Graduate School of International Management, Thunderbird Campus.

Mr. White joined us on November 24, 2014 upon completion of a succession planning process initiated by our board of directors. Mr. White’s scope of responsibilities as President and Chief Operating Officer includes overseeing U.S. sales, marketing, international operations, research and development, manufacturing and customer service. Mr. Farley retains responsibility for the executives leading our finance, quality, clinical, regulatory, human resources and healthcare policy and reimbursement departments. In the future, we expect that Mr. Farley will transition to the position of Executive Chairman of our board of directors and that Mr. White will become our President and Chief Executive Officer.

Non-Employee Directors

Joshua Baltzell has served as a member of our Board of Directors since August 2006. Mr. Baltzell is a Venture Partner at Split Rock Partners, LLC and also serves as a Venture Partner at SightLine Partners LLC, or SightLine. He has been with Split Rock Partners, LLC, since May 2004 and with SightLine since July 2014. Mr. Baltzell has over 20 years of experience in the healthcare industry. Prior to his tenure in the venture capital industry, Mr. Baltzell held roles as an investment banker at Piper Jaffray Companies from 2000 to 2002, where he focused primarily on mergers and acquisitions in the medical device sector, as well as various marketing and business development positions with SCIMED and Boston Scientific. Mr. Baltzell currently serves on the boards of Colorescience, EBR Systems, Inc., DFINE, Inc., Histogenics Corporation and RF Surgical Systems, Inc., all privately held companies. Mr. Baltzell holds a B.A. in Economics from St. Olaf College and an M.B.A. from the University of Minnesota’s Carlson School of Management.

We believe Mr. Baltzell’s experience in the industry and his knowledge of the Company enable him to make valuable contributions to our board of directors.

Shawn T. McCormick has served as a member of our Board of Directors since November 2014. Mr. McCormick is the current Chief Financial Officer of Tornier N.V. and Tornier, Inc. and serves as Tornier’s Principal Accounting Officer. He has been with Tornier since September 2012. Mr. McCormick served as Chief Operating Officer of Lutonix Inc. from April 2011 to February 2012. He served as Chief Financial Officer and Senior Vice President of ev3, Inc. from January 19, 2009 to July 2010 and also served as its Principal Accounting Officer. He has more than 15 years of financial expertise and operational experience in the medical device industry. He served as Vice President of Corporate Development at Medtronic, Inc. from May 2008 to January 2009, where he was responsible to lead its worldwide business development activities and served in key corporate and divisional financial leadership roles within the Medtronic organization. He has been a Director of Nevro Corp. since September 2014. Mr. McCormick previously served on the board of LANX from August 2010 to November 2013, serving on the compensation committee and audit committee, before LANX was sold to Biomet in November 2013. Mr. McCormick is a Certified Public Accountant and holds a B.S. in Accounting/Finance from Arizona State University and an M.B.A. from the University of Minnesota’s Carlson School of Management.

We believe that Mr. McCormick’s experience as a chief financial officer of a medical technology company and his background and sophistication in finance enable him to make valuable contributions to our board of directors.

David B. Milne has served as a member of our Board of Directors since August 2006. Mr. Milne is a Managing Partner at SV Life Sciences Advisers, LLC, or SVLS. He joined SVLS in 2005 and has 25 years of experience in the healthcare industry, having worked at several leading public and private medical technology companies. From 1999 until joining SVLS in 2005, he held the position of Vice President of Corporate Business Development at Boston Scientific. Mr. Milne currently sits on the board of AqueSys, Inc., Altura Medical, Inc., EBR Systems, Inc., ReShape Medical, Inc., and Spinal Kinetics, Inc., all privately held companies, and TransEnterix, Inc., a publicly traded medical device company, where he also serves on the corporate governance and nominating committee. In addition, Mr. Milne previously served on the board of Sadra Medical, Inc., MindFrame, Inc., NovaLign, Inc. and CardioMind, Inc., all privately held companies. Previously Mr. Milne worked at SCIMED, Becton, Dickinson and Company and Parker Laboratories, Inc. He holds an M.B.A. in Marketing/Finance from New York University and a B.S. in Biology from Rutgers University.

We believe that Mr. Milne’s experience in the industry and his knowledge of the Company enable him to make valuable contributions to our board of directors.

Guido Neels has served as a member of our Board of Directors since November 2009. Mr. Neels has been with Essex Woodlands since 2006, where he is now a Venture Partner. Prior to joining Essex Woodlands, Mr. Neels served in a variety of management positions at Guidant, a developer of cardiovascular medical products. From July 2004 until retiring in November 2005, Mr. Neels served as Guidant’s Chief Operating Officer, where he was responsible for the global operations of Guidant’s four operating units: Cardiac Rhythm Management, Vascular Intervention, Cardiac Surgery and Endovascular Solutions. From December 2002 to July 2004, Mr. Neels served as Guidant’s Group Chairman, Office of the President, responsible for worldwide sales operations, corporate communications, corporate marketing, investor relations and government relations. In January 2000, Mr. Neels was named Guidant’s President, Europe, Middle East, Africa and Canada. In addition, Mr. Neels served as Guidant’s Vice President, Global Marketing, Vascular Intervention, from 1996 to 2000 and as Guidant’s General Manager, Germany and Central Europe, from 1994 to 1996. Mr. Neels has a business engineering degree from the University of Leuven in Belgium and an M.B.A. from the Stanford University Graduate School of Business. Mr. Neels served on the board of directors of Biopure Corporation, a publicly traded medical device company, from 2005 to 2009, Lemaitre Vascular, Inc., a publicly traded medical device company, from 2006 to 2008, and Nellix Inc., a privately held medical device company, from 2006 until its acquisition by Endologix in December 2010. Mr. Neels currently serves on the boards of directors of 480 Biomedical, Inc., Oraya Therapeutics, Inc., Arsenal Medical, Inc., EndGenitor Technologies, Inc., Bioventus LLC, and White Pine Medical LLC, all privately held medical device companies, and Christel House International, a not-for-profit organization. He also serves on the Board of Endologix, where he serves on the board’s compensation and nominating and governance committees.

We believe that Mr. Neels’ experience in the industry, familiarity with serving on the boards of public companies and his knowledge of the Company enable him to make valuable contributions to our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of five directors. The members of our board of directors were elected in compliance with the provisions of our certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

In accordance with our amended and restated certificate of incorporation that will go into effect upon the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I director will be David Milne, and his term will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Joshua Baltzell and Shawn McCormick, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Brian E. Farley and Guido Neels, and their terms will expire at the third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation and amended and restated bylaws that will go into effect upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock entitled to vote in the election of directors.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on The Nasdaq Global Market. Under the listing requirements and rules of The Nasdaq Global Market, independent directors must compose a majority of a listed company’s board of directors within 12 months after its initial public offering. In addition, the rules of The Nasdaq Global Market require that, subject to specified exceptions and phase in periods following its initial public offering, each member of a listed company’s audit and compensation, nominating and governance committee be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, or Rule 10A-3. Under the rules of The Nasdaq Global Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Mr. McCormick, Mr. Baltzell, Mr. Milne and Mr. Neels does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the listing requirements and rules of The Nasdaq Global Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Our board of directors also determined that Mr. McCormick and Mr. Baltzell, two of the three members of our audit committee, upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable SEC rules and the listing standards of The Nasdaq Global Market and Rule 10A-3. Under applicable rules of The Nasdaq Global Market, we are permitted to phase in our compliance with the independent audit committee requirements on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirements pursuant to Rule 10A-3, which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Within one year of our listing on The Nasdaq Global Select Market, we intend all members of our audit committee to be independent under the rules of The Nasdaq Global Market and Rule 10A-3.

Our board of directors has determined that Mr. Neels and Mr. Milne, the two members of our compensation committee, upon the completion of this offering, will be “outside directors” as that term is defined in Section 162(m) of the Code, or Section 162(m).

Each member of the nominating and corporate governance committee is independent within the meaning of the applicable NASDAQ listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his independent judgment.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mr. McCormick, Mr. Baltzell and Mr. Neels. The chair of our audit committee is Mr. McCormick, whom our board of directors has determined is an “audit committee financial expert” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act, and possesses financial sophistication, as defined under the listing standards of The Nasdaq Global Market. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The responsibilities of our audit committee include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules.

Compensation Committee

Our compensation committee consists of Mr. Neels and Mr. Milne. The chair of our compensation committee is Mr. Neels.

The responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our chief executive officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting independent compensation consultants and advisers and assessing whether there are any conflicts of interest with any of the committees compensation advisers; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Baltzell and Mr. McCormick. The chair of our nominating and corporate governance committee is Mr. Baltzell.

The responsibilities of our nominating and corporate governance committee include:

•	identifying individuals qualified to become board members;

•	recommending to our board the persons to be nominated for election as directors and to each of the board’s committees;

•	reviewing and making recommendations to the board with respect to management succession planning;

•	developing and recommending to the board corporate governance principles; and

•	overseeing a periodic evaluation of the board.

Role of the Board in Risk Oversight

The audit committee of the board of directors is primarily responsible for overseeing our risk management processes on behalf of the board of directors. Going forward, we expect that the audit committee will receive reports from management on at least a quarterly basis regarding our assessment of risks. In addition, the audit committee reports regularly to the board of directors, which also considers our risk profile. The audit committee and the board of directors focus on the most significant risks we face and our general risk management strategies. While the board of directors oversees our risk management, management is responsible for day-to-day risk management processes.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.entellusmedical.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The Nasdaq Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of the Company. None of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

In 2014, each of our non-employee directors other than Mr. McDermott (who had previously resigned) was granted a stock option covering 15,000 shares that vests quarterly over the 36-month period beginning on December 1, 2014 (with the start of vesting contingent upon the completion of this offering) or, with respect to Mr. McCormick, the date of his appointment to our board on November 9, 2014. In addition, Mr. McCormick received cash compensation following his appointment to our board. Our other non-employee directors did not receive any cash compensation for their services in 2014.

The following table sets forth information concerning the compensation of our directors during the year ended December 31, 2014. Mr. Farley, our Chief Executive Officer, does not receive additional compensation for his service as a director, and therefore is not included in the table below:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Joshua Baltzell	—	89,930	89,930
Shawn McCormick	6,875	89,930	96,805
John McDermott	—	—	—
David Milne	—	89,930	89,930
Guido Neels	—	89,930	89,930

(1)	Amounts reflect the full grant-date fair value of stock options granted during 2014 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to directors in note H to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that unvested awards will vest (and, absent vesting and exercise, no value will be realized by the executive for the award). As of December 31, 2014, each of our directors (other than Mr. McDermott) held an option covering 15,000 shares, all of which remained unvested.

In connection with this offering, our board adopted a compensation program for our non-employee directors that consists of a combination of cash annual retainer fees and long-term equity-based compensation. The terms of the program are described below. The program will be effective upon the completion of this offering.

Cash Compensation

Under the program, each non-employee director will be entitled to receive annual cash retainers in the following amounts, pro-rated for any partial year of service:

Director:	$35,000
Chair of Audit Committee:	$20,000
Chair of Compensation Committee:	$15,000
Chair of Nominating and Corporate Governance Committee:	$10,000
Audit Committee Member (Non-Chair):	$10,000
Compensation Committee Member (Non-Chair):	$7,500
Nominating and Corporate Governance Committee (Non-Chair):	$5,000

All annual retainers will be paid in cash quarterly in arrears promptly following the end of the applicable calendar quarter, but in no event more than thirty (30) days after the end of such quarter.

Equity Compensation

Under the program, each non-employee director who is initially elected or appointed to serve on our board automatically will receive an option to purchase 15,000 shares of common stock, which will vest quarterly over a three-year period, subject to continued service through the applicable vesting date.

Each non-employee director serving on our board as of the date of each annual shareholder meeting automatically will receive an option to purchase 7,500 shares of common stock, which will vest in full on the earlier to occur of the one-year anniversary of the grant date and the date of the annual meeting of our stockholders following the grant date, subject to continued service through the applicable vesting date.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. Our “named executive officers” and their positions for the year ended December 31, 2014 were as follows:

•	Brian E. Farley, Chief Executive Officer;

•	Robert S. White, President and Chief Operating Officer; and

•	James D. Surek, Vice President, Sales.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in connection with or following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid to our named executive officers during the years ended December 31, 2013 and December 31, 2014.

Name and Principal Position		Salary ($)	Bonus ($)		Options Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
Brian E. Farley	2014	458,902			1,155,456	348,265	(2)	66	(3)	1,962,689
Chief Executive Officer	2013	445,536			70,197	143,936		66		659,735
Robert S. White	2014	43,007	50,000	(4)	4,494,010	17,919	(2)	6	(3)	4,605,012
President and Chief Operating Officer	2013
James D. Surek	2014	290,000			279,894	96,522	(5)	66	(3)	666,482
Vice President, Sales	2013	289,000			9,362	118,802		66		417,230

(1)	Amounts reflect the full grant-date fair value of stock options granted during the applicable calendar year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual and, with respect to Mr. Farley, the incremental fair value ($20,569) associated with a stock option that was repriced in 2013. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to executive officers in note H to our consolidated financial statements included elsewhere in this prospectus. There can be no assurance that unvested awards will vest (and, absent vesting and exercise, no value will be realized by the executive for the award).

(2)	Amounts represent bonuses paid with respect to 2014 services under our 2014 corporate bonus plan.

(3)	Amounts represent life insurance premiums paid by our company.

(4)	Amount represents Mr. White’s one-time signing bonus of $50,000.

(5)	Amount represents a bonus paid with respect to 2014 services under our Vice President of Sales 2014 bonus plan.

Narrative Disclosure to Summary Compensation Table

2014 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

In 2014, our compensation committee approved merit salary increases for Messrs. Farley and Surek of 3% and 0.3%, respectively, of the executive’s base salary (to $458,902 and $290,000, respectively). Mr. White’s base salary of $420,000 was determined as the result of an arms-length negotiation of his employment agreement.

The 2014 base salaries paid to our named executive officers are disclosed in the Summary Compensation Table above. The following table sets forth 2015 base salaries for each of our named executive officers. For 2015, Mr. Farley received a 19.8% merit salary increase effective January 1, 2015.

Named Executive Officer	2015 Annual Base Salary
Brian E. Farley	$550,000
Robert S. White	$420,000
James D. Surek	$290,000

We expect that, following the completion of this offering, base salaries for the named executive officers will be reviewed periodically by the compensation committee, with adjustments expected to be made generally in accordance with the considerations described above and to maintain base salaries at competitive levels.

2014 Bonuses

In 2014, each of the named executive officers participated in an annual bonus compensation program under which cash bonuses were awarded.

Messrs. Farley and White participated in our corporate bonus plan, pursuant to which each was eligible to receive a bonus based on achievement of revenue, operating income and customer quality goals established by the compensation committee, which were weighted 80%, 15% and 5%, respectively. The 2014 target bonuses for Messrs. Farley and White were 75% and 50%, respectively, of the executive’s annual base salary paid in 2014.

Under the corporate bonus plan, Mr. Farley was eligible to receive (i) payout of a cash bonus of 30% to 65% of base salary based on attainment of 80% to 110% of the target revenue goal; (ii) payout of a cash bonus of 11.25% to 13.25% of base salary based on attainment of the target operating income goal to overachievement by $1 million of the target operating income goal, so long as the target revenue goal was also achieved; and (iii) 3.75% of base salary if customer quality goals were fully attained.

Under the corporate bonus plan, Mr. White was eligible to receive (i) payout of a cash bonus of 20% to 45% of base salary based on attainment of 80% to 110% of the target revenue goal; (ii) payout of a cash bonus of 7.5% to 9.5% of base salary based on attainment of the target operating income goal to overachievement by $1 million of the target operating income goal, so long as the target revenue goal was also achieved; and (iii) 2.5% of base salary if customer quality goals were fully attained.

As a member of our sales team, in 2014 Mr. Surek participated in our management business objectives bonus plan, which provided for quarterly and annual bonus opportunities upon the achievement of revenue targets established by the compensation committee for the particular year. Mr. Surek’s target bonus in 2014 was $90,000, which consisted of a $21,000 target bonus for each quarterly revenue goal and a $6,000 target bonus associated with an annual revenue goal. To the extent that actual revenue was less than targeted revenue for a relevant period, each 1% shortfall would reduce Mr. Surek’s actual bonus earned by 2.0% of the applicable target bonus. To the extent that actual revenue was greater than targeted revenue for a relevant period, each 1% excess would increase his actual bonus earned by 2.5% of the applicable target bonus.

The actual annual cash bonuses payable for 2014 are set forth in the Summary Compensation Table above in the column titled “Non-Equity Incentive Plan Compensation.” We currently expect that our 2015 corporate bonus plan for Messrs. Farley and White will have annual and quarterly revenue and corporate quality goals weighted at 95% and 5%, respectively, with the annual revenue goal and each of the quarterly revenue goals representing 20% of the revenue component of the corporate bonus plan. In 2015, Mr. Surek will participate in a bonus program with revenue, departmental objectives and customer quality goals weighted at 75%, 20% and 5%, respectively. The 2015 target bonuses for Messrs. Farley, White and Surek are 75%, 50% and 50% respectively, of the executive’s annual base salary paid in 2015. Mr. Surek’s target bonus is subject to the completion of this offering prior to March 1, 2015.

In connection with entering into his employment agreement, Mr. White also received a one-time signing bonus of $50,000 that will be repayable on a pro rata basis if he resigns without “good reason” (as defined in the employment agreement) within 12 months following November 24, 2014.

Equity Compensation

Our company currently maintains the 2006 Stock Incentive Plan, or the 2006 Plan, in order to provide additional incentives for our directors, employees and consultants and to enable the Company to obtain and retain the services of these individuals, which is essential to our long term success. The 2006 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance units and stock bonuses.

Our board of directors has adopted the 2015 Incentive Award Plan, which we refer to as the 2015 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain the services of these individuals, which is essential to our long-term success. The 2015 Plan will become effective upon the effectiveness of the registration statement of which this prospectus is a part, and upon its effectiveness no further grants will be made under the 2006 Plan. For additional information about the 2006 Plan and the 2015 Plan, please see the section titled “—Equity Incentive Plans” below.

Historically, we have granted stock options to our named executive officers. Stock options typically vest over a period of four years, or based on the achievement of specified performance goals. In 2014, we granted stock options to certain of our named executive officers. The following table sets forth the total number of stock options granted to our named executive officers in 2014.

Named Executive Officer	Number of 2014 Stock Options
Brian E. Farley	188,800
Robert S. White	733,600
James D. Surek	52,500

In connection with entering into his employment agreement in 2014, Mr. White was granted: (i) an option to purchase 463,325 shares of the Company’s common stock, vesting over four years with 25% of the shares vesting on the first anniversary of the grant date, and the balance vesting equally on a monthly basis over the next three years and (ii) an option to purchase 270,275 shares of the Company’s common stock, vesting in substantially equal monthly installments over the four-year period starting on the date Mr. White is appointed as the Chief Executive Officer of the Company.

In 2014, stock options covering 188,800 and 42,500 shares were granted to Messrs. Farley and Surek, respectively, and vest in substantially equal monthly installments over four years beginning December 1, 2014, subject to the completion of this offering. In addition, a stock option granted to Mr. Surek in 2014 covering 10,000 shares vests upon the achievement of pre-determined 2014 revenue goals.

Other Elements of Compensation

We provide customary employee benefits to our full- and part-time employees, including our named executive officers, in the United States (in the case of part-time employees), including medical and dental benefits, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance.

We also maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Under our 401(k) plan, eligible employees may defer a portion of their compensation, within prescribed tax code limits, on a pre-tax basis through contributions to the 401(k) plan.

Outstanding Equity Awards as of December 31, 2014

The following table shows the number of shares of common stock underlying outstanding stock options for each of our named executive officers as of December 31, 2014. As of December 31, 2014, none of our named executive officers held any other outstanding equity incentive plan awards.

			Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Brian E. Farley	3/24/2010	(1)	39,562	—	1.36	3/24/2020
	2/8/2012	(2)	—	28,439	0.76	2/8/2022
	3/19/2013	(3)	—	34,510	1.24	3/19/2023
	12/16/2014	(4)	—	188,800	11.36	12/16/2024
Robert S. White	12/16/2014	(5)	—	463,325	11.36	12/16/2024
	12/16/2014	(6)	—	270,275	11.36	12/16/2024
James D. Surek	2/1/2011	(7)	156	56	0.68	2/1/2021
	2/8/2012	(8)	1,875	7,500	0.76	2/8/2022
	3/19/2013	(9)	780	6,514	1.24	3/19/2023
	1/17/2014	(10)	5,000	—	3.48	1/17/2024
	12/16/2014	(4)	—	42,500	11.36	12/16/2024

(1)	This stock option was fully vested as of January 1, 2014.

(2)	This stock option vested and continues to vest in 48 substantially equal monthly installments, commencing on February 8, 2012, and on the last day of each month thereafter (through and including December 31, 2015), subject to the executive’s continued service.

(3)	This stock option vested and continues to vest as to (i) 4,140 shares on April 1, 2013, (ii) 1,380 shares on May 1, 2013 and on the first day of each month thereafter (through and including December 1, 2016) and (iii) 1,390 shares on January 1, 2017, subject to the executive’s continued service.

(4)	These stock options vest in substantially equal monthly installments over the four-year period starting December 1, 2014, subject to the executive’s continued service and the completion of this offering.

(5)	This stock option vests as to (i) 115,831 shares on November 24, 2015 and (ii) in 36 substantially equal monthly installments thereafter, subject to the executive’s continued service.

(6)	This stock option vests in substantially equal monthly installments subject to Mr. White’s continued service to the Company on each applicable vesting date, over the four-year period beginning on the date Mr. White is appointed as the Chief Executive Officer of the Company.

(7)	This stock option vests in 48 substantially equal monthly installments, commencing on February 1, 2011 and on the first day of each month thereafter (through and including January 1, 2015), subject to the executive’s continued service.

(8)	This stock option vests in 48 substantially equal monthly installments, commencing on February 8, 2012 and on the last day of each month thereafter (through and including December 31, 2015), subject to the executive’s continued service.

(9)	This stock option vests in 48 substantially equal monthly installments, commencing on February 1, 2013 and on the first day of each month thereafter (through and including January 1, 2017), subject to the executive’s continued service.

(10)	This stock option vested in part in 2014 upon the achievement of pre-determined revenue goals.

Employment Agreements and Severance and Change in Control Benefits

Severance Arrangements

Each of our named executive officers is party to a severance agreement (Farley, Surek) or a change in control severance agreement (White) that provides the executive with severance payments and benefits if the executive’s employment is terminated by the Company without “cause” or by the executive for “good reason” (each, as defined in the applicable agreement), in either case, within 12 months following a “change in control” of the Company (as defined in the applicable agreement) or prior to a change in control if the termination occurs in connection with the change in control. In any such event, the executive will receive, subject to the execution and non-revocation of a general release of claims in favor of the Company:

•	a lump-sum payment in an amount equal to 12 months (or 18 months for Mr. Farley) of the executive’s annual base salary then in effect;

•	a lump-sum payment in an amount equal to the executive’s annual target bonus (or, with respect to Mr. Farley, 125% of his annual target bonus); and

•	Company-subsidized healthcare continuation coverage for the executive and his or her dependents for up to 12 months (or 18 months for Mr. Farley) after the termination date.

In addition, each agreement also provides that if the executive’s employment is terminated without cause or for good reason following a change in control then (i) the executive’s then-outstanding equity awards (that had been assumed/replaced at the change in control) will accelerate and vest in full and (ii) each such stock option will remain exercisable until the one-year anniversary of the termination date (but not beyond the maximum term of the option). In addition, under the agreements, to the extent that any change in control payment or benefit would be subject to an excise tax imposed in connection with Section 4999 of the Code, such payments and/or benefits may be subject to a “best pay cap” reduction to the extent necessary so that the executive receives the greater of the (i) net amount of the change in control payments and benefits reduced such that such payments and benefits will not be subject to the excise tax and (ii) net amount of the change in control payments and benefits without such reduction.

Pursuant to Mr. Farley’s agreement in effect in 2014, if the Company had experienced a change in control on or before December 31, 2014 and Mr. Farley had remained employed until immediately prior to such change in control, then Mr. Farley would have been entitled to receive a bonus equal to (i) 0.25% of the Company’s “net proceeds” if the net proceeds are equal to a threshold amount or (ii) 0.5% of the Company’s net proceeds if the net proceeds are equal to a target amount.

In addition, the severance agreements with Messrs. Farley and Surek provide the executive with severance payments and benefits if the executive’s employment is terminated by the Company without cause or by the executive for good reason outside of the change in control context. In any such event, the executive will receive, subject to the execution and non-revocation of a general release of claims in favor of the Company:

•	a lump-sum payment in an amount equal to six months (Surek) or 12 months (Farley) of the executive’s annual base salary; and

•	Company-subsidized healthcare continuation coverage for the executive and his or her dependents for up to six months (Surek) or 12 months (Farley) after the termination date.

White Employment Agreement

On November 18, 2014, we entered into an employment agreement with Robert S. White, pursuant to which he serves as our President and Chief Operating Officer. Under the employment agreement, Mr. White is entitled to receive an annual base salary of $420,000 per year. The employment agreement also provides that Mr. White is eligible to receive an annual bonus of up to 50% of his annualized salary based on the achievement of certain objectives as determined by our board of directors in connection with the applicable bonus plan. In connection with entering into the employment agreement, Mr. White received a one-time signing bonus of $50,000 that will be repayable on a pro rata basis if he resigns without “good reason” (as defined in the employment agreement) within 12 months following November 24, 2014.

During his employment, Mr. White is eligible to participate in our health and welfare, retirement and other plans and programs that we make available to our senior executives from time to time. In addition, the employment agreement provides that Mr. White is entitled to reimbursement for all reasonable expenses incurred on behalf of the Company.

In connection with the execution of the employment agreement, Mr. White was granted: (i) an option to purchase 463,325 shares of the Company’s common stock, with 25% of the shares vesting on November 24, 2015, and the balance vesting equally on a monthly basis over the next 36 months subject to Mr. White’s continued service with the Company on each applicable vesting date, and (ii) an option to purchase 270,275 shares of the Company’s common stock, vesting in substantially equal installments over the four-year period starting on the date Mr. White is appointed as the Chief Executive Officer of the Company, subject to his continued service with the Company.

Mr. White’s employment agreement provides that if his employment is terminated by the Company without “cause” or by Mr. White for “good reason” (as “good reason” is defined in his employment agreement and “cause” is defined in his change of control agreement) outside of the change in control context, then Mr. White will receive, subject to the execution and non-revocation of a general release of claims in favor of the Company:

•	12 months’ continuation payments of his annual base salary then in effect over the 12-month period following the termination of employment;

•	a lump-sum payment in an amount equal to the annual bonus earned for the year of termination; and

•	Company-subsidized healthcare continuation coverage for Mr. White and his dependents for up to 12 months after the termination date.

Mr. White’s employment agreement also provides that if his employment is terminated due to his death or disability, he will be entitled to receive an amount equal to three times his monthly salary then in effect, payable in a lump sum within 30 days after the date of his termination.

Mr. White’s employment agreement also contains customary confidentiality, non-competition and non-solicitation provisions.

2006 Plan Options

Each stock option held by Mr. Farley that is granted pursuant to our 2006 Plan will accelerate and vest in full as of a “change in control” (as defined in the 2006 Plan). In addition, the 2006 Plan provides that upon the executive’s termination of service due to the participant’s death, disability or retirement, then the executive’s outstanding stock options will remain exercisable for six months following the termination date.

Equity Incentive Plans

2006 Stock Incentive Plan

Our board of directors adopted and our stockholders approved the 2006 Plan in August 2006. The 2006 Plan provides for the discretionary grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, performance units and stock bonuses to our and our affiliates’ employees, directors and consultants. Incentive stock options, or ISOs, may be granted only to our employees or employees of our affiliates.

The 2006 Plan will be terminated on, and we will not make any further awards under the 2006 Plan following, the date the 2015 Plan becomes effective. However, any outstanding awards granted under the 2006 Plan will remain outstanding, subject to the terms of our 2006 Plan and award agreements, until such outstanding awards vest and are exercised (as applicable) or until they terminate or expire by their terms. The material terms of the 2006 Plan are summarized below.

Authorized Shares. The maximum number of shares of our common stock that may be issued under the 2006 Plan is 3,541,308. If an award under the 2006 Plan lapses, expires, is forfeited, terminates unexercised or unvested or is settled for cash, any shares subject to such award may, to the extent of such lapse, expiration, forfeiture, termination or cash settlement, be used again for new grants under the 2006 Plan.

Plan Administration. Our board of directors or a duly authorized committee of our board of directors administers the 2006 Plan and the stock awards granted under it. Our board of directors may modify outstanding awards under the 2006 Plan, but must obtain the consent of any participant adversely affected by any such modification.

Awards. The 2006 Plan provides for the discretionary grant of ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, performance units and stock bonuses to our and our affiliates’ employees, directors and consultants.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock and Performance Units. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. Performance units are contractual rights to receive cash, shares of our common stock, or a combination of both, in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock and performance units may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Bonuses. Stock bonuses are awards of fully vested shares of our common stock that are made upon the attainment of performance goals and/or based on continuing service.

Certain Terminations. The 2006 Plan provides that upon a participant’s termination of service due to the participant’s death, disability or retirement, then (i) the participant’s outstanding stock options and stock appreciation rights will remain exercisable for six months following the termination date, (ii) 12.5% of the unvested shares subject to the participant’s restricted stock awards will vest and (iii) any performance units and stock bonuses will continue to vest in accordance with the terms of the applicable award agreement.

Corporate Transactions. The plan administrator has broad discretion to take action under the 2006 Plan, as well as make adjustments to the terms and conditions of existing awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, consolidations and other corporate transactions. The 2006 Plan provides that in the event of certain specified significant corporate transactions, as defined under the 2006 Plan, the surviving or acquiring corporation may assume, continue or substitute similar stock awards for outstanding stock awards under the 2006 Plan and any reacquisition or repurchase rights held by us may be assigned to the surviving or acquiring corporation. In the event that outstanding options, stock appreciation rights, restricted stock and/or performance units are not so assumed, continued or substituted, the vesting and, if applicable, exercisability of any such awards held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction will be accelerated in full, and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of such corporation transaction, and any reacquisition or repurchase rights held by us will lapse, contingent upon the effectiveness of such corporate transaction. With respect to any outstanding stock bonuses that are not so assumed, continued or substituted, the vesting and, if applicable, exercisability of any such awards will not be accelerated, unless otherwise provided in a written agreement between us and the participant, and all such stock bonuses will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction. Individual award agreements may provide for other accelerated vesting and payment provisions.

Transferability and Participant Payments. A participant may not transfer stock awards under the 2006 Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2006 Plan. With regard to tax withholding or exercise price obligations arising in connection with awards under the 2006 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, or such other consideration as it deems suitable.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend or terminate the 2006 Plan, provided that such action does not impair the existing rights of any participant without such participant’s written consent. As described above, the 2006 Plan is expected to terminate upon the effective date of the 2015 Plan.

2015 Incentive Award Plan

In December 2014 our board adopted, and in January 2015 our stockholders approved, the 2015 Plan. The 2015 Plan provides for the grant of cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete, and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The material terms of the 2015 Plan are summarized below.

Eligibility and Administration. Employees, consultants and directors of our company and our affiliates are eligible to receive awards under the 2015 Plan. The 2015 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (our board and such committees, referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2015 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2015 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The aggregate number of shares of our common stock available for issuance under awards granted pursuant to the 2015 Plan shall be equal to the sum of (i) 1,345,570, (ii) any shares underlying awards outstanding under the 2006 Plan as of the effective date of the 2015 Plan which, on or after the effective date, terminate, expire or lapse for any reason without the delivery of shares to the holder thereof, and (iii) an annual increase on the first day of each year beginning in 2016 and ending in 2025 equal to the lesser of (A) 875,000 shares, (B) 4% of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year, assuming the conversion of any shares of preferred stock, but excluding shares issuable upon the exercise or payment of stock options, warrants and other equity securities with respect to which shares have not actually been issued and (C) such smaller number of Shares as may be determined by our board. Shares granted under the 2015 Plan may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2015 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2015 Plan. However, the following shares may not be used again for grant under the 2015 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2015 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2015 Plan. After the expiration of a transition period that may apply following the effective date of our initial public offering, the maximum number of shares of our common stock that may be subject to one or more awards granted to any one participant pursuant to the 2015 Plan during any calendar year will be 1,250,000 and the maximum amount that may be paid under a cash award pursuant to the 2015 Plan to any one participant during any calendar year period will be $3,000,000.

Awards. The 2015 Plan provides for the grant of stock options, including ISOs and NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, SARs, and cash awards. Certain awards under the 2015 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2015 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

•	Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

•	SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•	Restricted Stock, RSUs and Performance Shares. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•	Stock Payments, Other Incentive Awards and Cash Awards. Stock payments are awards of fully vested shares of our common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on performance awards granted under the 2015 Plan unless and until such performance awards have vested.

•	Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation,” or QPBC, within the meaning of Section 162(m) of the Code, in which case the applicable performance criteria will be selected from the list below in accordance with the requirements of Section 162(m) of the Code.

Section 162(m) of the Code imposes a $1,000,000 cap on the compensation deduction that a public company may take in respect of compensation paid to its “covered employees” (which should include its chief executive officer and its next three most highly compensated employees other than its chief financial officer), but excludes from the calculation of amounts subject to this limitation any amounts that constitute QPBC. Under current tax law, we do not expect Section 162(m) of the Code to apply to certain awards under the 2015 Plan until the earliest to occur of (1) our annual stockholders’ meeting at which members of our board of directors are to be elected that occurs in 2019; (2) a material modification of the 2015 Plan; (3) an exhaustion of the share supply under the 2015 Plan; or (4) the expiration of the 2015 Plan. However, QPBC performance criteria may be used with respect to performance awards that are not intended to constitute QPBC. In addition, the company may issue awards that are not intended to constitute QPBC even if such awards might be non-deductible as a result of Section 162(m) of the Code.

In order to constitute QPBC under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance goals set by our compensation committee and linked to stockholder-approved performance criteria. For purposes of the 2015 Plan, one or more of the following performance criteria will be used in setting performance goals applicable to QPBC, and may be used in setting performance goals applicable to other performance awards: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6) cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of common stock; (20) regulatory body approval for commercialization of a product; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) financing and other capital raising transactions; (29) recruiting and maintaining personnel; (30) year-end cash; (31) customer service; and (32) marketing initiatives, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices. The 2015 Plan also permits the plan administrator to provide for objectively determinable adjustments to the applicable performance criteria in setting performance goals for QPBC awards.

Certain Transactions. The plan administrator has broad discretion to take action under the 2015 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2015 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2015 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish sub-plans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2015 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2015 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2015 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2015 Plan, “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. The 2015 Plan will terminate on the tenth anniversary of the date on which our shareholders approved the 2015 Plan.

2015 Employee Stock Purchase Plan

In December 2014 our board adopted, and in January 2015 our shareholders approved, an employee stock purchase plan, which we refer to as the ESPP. The ESPP will become effective upon the effectiveness of the registration statement of which this prospectus is a part. The purpose of the ESPP will be to assist our employees in acquiring stock ownership in the Company and to encourage our employees to remain employed with us. The material terms of the ESPP are summarized below.

Administration. The ESPP is administered by the compensation committee, which has broad authority to construe the ESPP and to make determinations with respect to the terms and conditions of each offering period under the ESPP, awards, eligible participants, designated subsidiaries and other matters pertaining to plan administration.

Common Stock Reserved for Issuance under the ESPP. The number of shares of our common stock available for grant under the ESPP is the sum of (a) 200,000 and (b) an annual increase on the first day of each calendar year beginning in 2016 and ending in 2025, equal to the lesser of (i) one percent (1%) of the shares of common stock and common stock outstanding on the date of adoption of the ESPP and (ii) such smaller number of shares of common stock as may be determined by our board. The common stock made available for purchase under the ESPP may be authorized but unissued shares, treasury shares or reacquired shares reserved for issuance under the ESPP. In computing the number of shares of common stock available for grant, shares relating to options which terminate prior to exercise will be available for future grants of options.

Participating Subsidiaries and Sub-plans. The plan administrator may designate certain of our subsidiaries as participating subsidiaries in the ESPP and may change these designations from time to time. The plan administrator may also adopt sub-plans in order to ensure that the terms of the ESPP, as applicable to any non-U.S. participating subsidiaries, comply with applicable foreign laws.

Eligible Employees. Our employees and those of our participating subsidiaries generally will be eligible to participate in the ESPP, though employees who own 5% or more of the total combined voting power or value of all classes of our stock or the stock of one of our subsidiaries will not be allowed to participate in the ESPP. Under applicable tax rules, the plan administrator may also exclude certain categories of employees from participation in the ESPP.

Participation. Eligible employees may generally elect to contribute and apply to the purchase of shares of our common stock up to a specified percentage of their base pay, annual or quarterly bonuses and commissions during an offering period under the terms of the ESPP. Options granted under the ESPP are exercisable on specified exercise dates only through funds accumulated by an employee through payroll deductions made during the applicable offering period, and any such funds that are not used to purchase shares (other than a balance that is sufficient only to purchase a fractional share) will be carried forward to purchase shares in the next following period. Participants may not accrue the right to purchase stock under the ESPP (or any other tax-qualified stock purchase plan) with a fair market value exceeding $25,000 in any calendar year. In addition, the maximum number of shares of our common stock an individual participant may purchase during any purchase period is 2,000. Participation in the ESPP is voluntary.

Offering Periods. Under the ESPP, employees are offered the option to purchase discounted shares of our common stock during offering periods designated by the plan administrator. The plan administrator may designate varying offering periods (including offering periods that overlap). We have not yet determined when the initial offering period will commence.

Share Purchases. Shares are purchased on the applicable exercise date(s), as designated by the plan administrator for each offering period. The option purchase price will be 85% of the closing price of our common stock on either the grant date or the exercise date, whichever is lower, as reported on the applicable listing exchange. The grant date generally will be the date on which the participant’s participation in the offering period commences. Unless a participant has previously canceled his or her participation in the ESPP, an amount equal to the amount credited to his or her ESPP account will be used to purchase the maximum number of whole shares of our common stock that can be purchased based on the amount credited to such participant’s account on the exercise date and subject to individual and aggregate share limitations under the applicable offering period established by the plan administrator. No fractional shares will be issued.

A participant may cancel his or her payroll deduction authorization no later than seven calendar days prior to the next applicable exercise date (or later, if permitted by the plan administrator). Upon cancellation, the participant may elect either to withdraw all of the funds then credited to his or her ESPP account and withdraw from the ESPP or have the balance of his or her account applied to the purchase of whole shares of common stock that can be purchased for the offering period in which his or her cancellation is effective (with any remaining ESPP account balance returned to the participant).

Termination of Eligibility and Transferability. If a participant’s employment is terminated for any reason during an offering period, the participant’s participation in the ESPP will terminate, and any amounts credited to the participant’s ESPP account will be returned to the participant (or, if the participant dies during an offering period, the participant’s estate or beneficiary).

Options granted under the ESPP are generally not transferable and are exercisable only by the participant.

Adjustments. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator has broad discretion to equitably adjust awards under the ESPP to prevent the dilution or enlargement of benefits under outstanding awards as a result of such transaction.

Insufficient Shares. If the total number of shares of common stock which are to be purchased under outstanding purchase rights on any particular date exceed the number of shares then available for issuance under the ESPP, the plan administrator will make a pro rata allocation of the available shares on a uniform and equitable basis, and unless additional shares are authorized under the ESPP, no further offering periods will take place. In this event, excess payroll deductions will be refunded to participants.

Amendment or Termination of the ESPP. The plan administrator has the right to amend, suspend, or terminate the ESPP at any time and from time to time to the extent that it deems advisable. However, absent the approval of our stockholders, the plan administrator may not amend the ESPP (1) to increase the maximum number of shares that may be purchased under the ESPP or (2) in any manner that would cause the ESPP to no longer be an “employee stock purchase plan” within the meaning of Code Section 423. Unless terminated earlier by the plan administrator, we expect the ESPP will terminate automatically on the tenth anniversary of the date our shareholders approved the ESPP. No further offerings will take place once all shares of common stock available for purchase thereunder have been purchased unless our stockholders approve an amendment authorizing new shares under the ESPP.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under the 2006 Plan, the 2015 Plan and the ESPP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party in which the amount involved exceeds $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our common stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Compensation arrangements for our directors and named executive officers are described in this prospectus under the section entitled “Executive Compensation.”

Convertible Note Financing

In August 2011, in anticipation of the Series E convertible preferred stock financing (described more fully below), we issued and sold convertible promissory notes in an aggregate principal amount of $2.0 million along with warrants to purchase up to 25% of the principal amount of the promissory notes. The number of shares associated with the warrants and price per share were to be determined by the price per share of the Series E convertible preferred stock financing. The convertible promissory notes bore interest at the rate of 8% per annum until paid in full or converted to Series E convertible preferred stock. Upon completion of the Series E convertible preferred stock financing, the outstanding principal and accrued interest was converted to shares of Series E convertible preferred stock in the initial closing as set forth in the table below under “—Sale of Series E Convertible Preferred Stock,” and the warrants automatically terminated and were cancelled.

Sale of Series E Convertible Preferred Stock

In 2011, we completed the sale of an aggregate of 17,862,611 shares of our Series E convertible preferred stock at a purchase price of $1.96 per share for an aggregate purchase price of $35.0 million. The sale took place in two stages, with the first closing for $25.0 million occurring in August 2011 and the second closing for $10.0 million occurring in October 2012. Shares of our Series E convertible preferred stock identified in the following table will convert into shares of common stock immediately prior to the closing of this offering in accordance with the provisions of our certificate of incorporation, including adjustments for the 1-for-4 reverse stock split effected in January 2015. The following table summarizes purchases of shares of our Series E convertible preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

Name	Initial Closing Shares of Series E Convertible Preferred Stock	Initial Closing Aggregate Purchase Price(4)	Second Closing Shares of Series E Convertible Preferred Stock	Second Closing Aggregate Purchase Price	Total Shares Purchased	Total Purchase Price(4)	Value of Promissory Note and Interest Converted
Essex Woodlands(1)	3,324,616	$6,514,252	1,329,846	$2,605,701	4,654,462	$9,119,953	$665,333
SV Life Sciences(2)	3,047,552	5,971,373	1,219,021	2,388,550	4,266,573	8,359,923	609,886
Split Rock Partners(3)	2,693,884	5,278,396	1,077,554	2,111,360	3,771,438	7,389,756	539,109
Covidien Group S.a.r.l.	2,734,073	5,357,142	1,093,629	2,142,857	3,827,702	7,499,999	—

(1)	Mr. Neels, a member of our board of directors, is affiliated with Essex Woodlands.

(2)	Mr. Milne, a member of our board of directors, is affiliated with SV Life Sciences.

(3)	Mr. Baltzell, a member of our board of directors, is affiliated with Split Rock Partners.

(4)	Includes the value of the promissory note and related interest shown in the last column of this table.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective upon the closing of this offering, will provide that we will indemnify our directors and officers to the fullest extent permitted under Delaware law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether we would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. We have obtained directors’ and officers’ liability insurance.

In connection with this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to this registration statement to which this prospectus forms a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Registration Rights Agreement

We are party to a registration rights agreement, or the Registration Rights Agreement, with the holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, for the registration of shares of common stock that will be issued upon conversion of such shares of convertible preferred stock. Subject to certain limitations, these holders have the right to request that we prepare, file and maintain up to two registration statements on Form S-1 covering the sale of such shares of common stock and, once we are eligible to use a registration statement on Form S-3, up to two registration statements on Form S-3 in any 12-month period covering the sales of such shares of common stock. Additionally, these holders have unlimited “piggyback” registration rights to include these shares of common stock in future registration statements that we may initiate, subject to certain conditions and limitations (including customary cut-back rights). Under the Registration Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares of common stock. The Registration Rights Agreement also contains other customary terms, including for indemnification.

Under the terms of the Registration Rights Agreement, we will not be required to file a registration statement pursuant to any demand by the holders in the 180-day period commencing with the date of this offering.

The Registration Rights Agreement will terminate upon the earlier of (1) the date that is five years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering, at such time as such stockholder holds 1% or less of our common stock and can sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period. For a more detailed description of these registration rights, see the section of this prospectus entitled “Description of Capital Stock—Registration Rights.”

Investor Rights Agreement

We are party to an investor rights agreement, or the Investor Rights Agreement, with certain holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors. The Investor Rights Agreement imposes restrictions on us, including with respect to the issuance of additional shares of capital stock without approval by certain directors and the entrance into related party transactions, and also imposes certain affirmative obligations on us, including with respect to board composition and the furnishing of financial statements and information to the holders. In the event we issue additional shares of capital stock, the Investor Rights Agreement also provides the holders with a right of first refusal, allowing each holder to purchase additional shares of capital stock to maintain such holder’s pro rata ownership in the Company. However, this right of first refusal does not apply to this offering.

As a result of this offering, most of the covenants and restrictions set forth in the Investor Rights Agreement that apply to us will terminate and we will remain obligated to comply with reporting requirements under the Exchange Act.

Voting Agreement

We are party to a voting agreement, or the Voting Agreement, under which certain holders of our capital stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have agreed to vote in a certain way on certain matters, including with respect to the election of directors, and certain holders have the right to have a designated representative present at meetings of our board of directors (or any committee of the board). Pursuant to the Voting Agreement, each of SV Life Sciences, Essex Woodlands and Split Rock Partners have the right to designate one member of our board of directors. David B. Milne, Guido

Neels and Joshua Baltzell were designated by SV Life Sciences, Essex Woodlands and Split Rock Partners, respectively, under the Voting Agreement.

The Voting Agreement will terminate by its terms in connection with the closing of this offering and none of our stockholders will have any continuing voting rights, including special rights regarding the election or designation of members of our board of directors, following this offering.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement with holders of our convertible preferred stock and our founders, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, pursuant to which the holders of convertible preferred stock have a right of first refusal and co-sale in respect of certain sales of securities by our founders. The right of first refusal and co-sale agreement will terminate in connection with the closing of this offering.

Consulting Agreements

On March 8, 2010, Thomas V. Ressemann, one of our co-founders and our chief executive officer, resigned as our chief executive officer and accepted a position as our chief business development officer. On November 16, 2012, Mr. Ressemann resigned as our chief business development officer and entered into a consulting agreement with us, which was subsequently assigned to Mr. Ressemann’s limited liability company, Ressemann and Associates, LLC, by an amendment dated November 26, 2012. We refer to Mr. Ressemann’s amended consulting agreement as the Ressemann Agreement. The term of the Ressemann Agreement was extended to December 31, 2013.

The Ressemann Agreement provided for the following payments and benefits in connection with Mr. Ressemann’s consulting services provided to the Company: (i) a monthly consulting fee of $24,333, payable on a semi-monthly basis until June 30, 2013, and $150 per hour for consulting services performed after June 30, 2013; (ii) a monthly COBRA reimbursement payable through February 28, 2013, in an amount equal to $250 less than Mr. Ressemann’s applicable monthly COBRA premium and (iii) expense reimbursement for reasonable out-of-pocket expenses incurred by Mr. Ressemann in connection with performing services under the Ressemann Agreement. In addition, pursuant to the Ressemann Agreement, any stock options held by Mr. Ressemann as of November 16, 2012 continued to vest in accordance with their terms until June 30, 2013.

The Ressemann Agreement contained restrictive covenants related to confidentiality, invention and proprietary rights, as well as non-competition and non-solicitation covenants that continue for one year following the termination of Mr. Ressemann’s consulting services.

Severance Arrangements

We have entered into employment agreements, severance agreements and/or change in control severance agreements with our executive officers that provide the respective executive with severance payments and benefits if the executive’s employment is terminated under certain circumstances as described in greater detail in the section of this prospectus titled “Executive Compensation—Severance and Change in Control Benefits—Change in Control Severance Agreements.”

Participation in this Offering

Certain of our principal stockholders, Essex Woodlands, SV Life Sciences and Split Rock, have indicated an interest in purchasing an aggregate of up to $18,000,000 in shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these principal stockholders, or any or all of these principal stockholders may determine to purchase more, less or no shares in this offering.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of December 31, 2014, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2014, are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock “prior to this offering” in the table is based on 13,290,828 shares of common stock issued and outstanding as of December 31, 2014, adjusted for the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of this offering. Percentage ownership of our common stock “after this offering” in the table is based on 13,290,828 shares of common stock issued and outstanding on December 31, 2014, adjusted as described above, and which gives further effect to the issuance of 4,375,000 shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Entellus Medical, Inc., 3600 Holly Lane North, Suite 40, Plymouth, Minnesota 55447.

The following table does not reflect any potential purchases by directors, officers and principal stockholders that have indicated an interest in purchasing shares in this offering, which purchases, if any, will increase the percentage of shares owned after the offering of such stockholder. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these directors, officers and principal stockholders, or any or all of these directors, officers or principal stockholders may determine to purchase more, less or no shares in this offering.

				Percentage of Shares Beneficially Owned
Name and Address of Shares Beneficially Owned	Shares Beneficially Owned Before and After Offering	Shares Exercisable Within 60 days	Total Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders:
Essex Woodlands Health Ventures(1)	3,460,256	—	3,460,256	26.0%	19.6%
21 WaterWay Avenue,
Suite 225
The Woodlands, TX 77380

SV Life Sciences(2)	3,171,886	—	3,171,886	23.9%	18.0%
One Boston Place,
201 Washington Street,
Suite 3900
Boston, MA 02108

Split Rock Partners, LP(3)	2,803,791	—	2,803,791	21.1%	15.9%
10400 Viking Drive,
Suite 550
Eden Prairie, MN 55344

Covidien Ventures S.a.r.l.	956,925	—	956,925	7.2%	5.4%
3b, bd Prince Henri
Luxembourg L-1724
Luxembourg

Directors and Named Executive Officers:
David B. Milne	—	1,250	1,250	*	*
Shawn McCormick(4)	—	1,250	1,250	*	*
Guido Neels	—	1,250	1,250	*	*
Joshua Baltzell	—	1,250	1,250	*	*
Brian E. Farley	605,768	60,241	666,009	5.0%	3.8%
James D. Surek	125,031	12,554	137,585	1.0	*
Robert S. White(5)	—	—	—	*	*
All directors and executive officers as a group (13 persons)	910,437	354,120	1,264,557	9.3%	7.1%

*	Represents beneficial ownership of less than one percent.

(1)	Represents shares held by Essex Woodlands Health Ventures Fund VIII, L.P., Essex Woodlands Health Ventures Fund VIII-A, L.P. and Essex Woodlands Health Ventures Fund VIII-B, L.P., which we collectively refer to as the “Essex Stockholders.” Essex Woodlands Health Ventures VIII, L.P., a Delaware limited partnership, is the general partner of each of the Essex Stockholders and is referred to as the “Partnership,” and Essex Woodlands Health Ventures VIII, LLC, a Delaware limited liability company, is the general partner of the Partnership and is referred to as the “General Partner.” James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Petri Vainio, Jeff Himawan, Ron Eastman, Guido Neels and Steve Wiggins are the managers of the General Partner, and each is referred to as a “Manager” and collectively as the “Managers.” The Partnership is deemed to have sole voting and dispositive power with respect to the shares held by each of the Essex Stockholders. The Managers are deemed to have shared voting and dispositive power with respect to the shares held by each of the Essex Stockholders by unanimous consent and through the Partnership. Each Manager disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of the Essex Stockholders is 21 WaterWay Avenue, Suite 225, The Woodlands, Texas 77380.

If Essex Woodlands purchases the entire amount of its indication of interest at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, it will beneficially own 3,835,258 shares, or approximately 21.7% of our common stock outstanding after this offering.

(2)	Represents shares held by: (i) SV Life Sciences Fund IV, L.P., or Fund IV; (ii) SV Life Sciences Fund IV Strategic Partners, L.P., or Fund IV Strategic; (iii) International Life Sciences Fund III (LP1), L.P., or ILSF LP1; (iv) International Life Sciences Fund III Co-Investment, L.P., or ILSF Co-Invest; and (v) International Life Sciences Fund III Strategic Partners, L.P., or ILSF Strategic. Fund IV and Fund IV Strategic are collectively referred to as the “Fund IV Entities.” ILSF LP1, ILSF Co-Invest and ILSF Strategic are collectively referred to as the “Fund III Entities.”

International Life Sciences Fund III (GP), L.P. (“Fund III GP”) is the general partner of each of the Fund III Entities. ILSF III, LLC (the “ILSF General Partner”) is the general partner of Fund III GP and, through an investment committee comprised of James Garvey, Kate Bingham, Eugene D. Hill, III and Michael Ross, controls voting and investment decisions over the shares held by the Fund III Entities by majority vote. Each member of the investment committee of ILSF General Partner disclaims beneficial ownership over the shares held by the Fund III Entities, except to the extent of any pecuniary interest therein. Each of ILSF General Partner and Fund III GP disclaim beneficial ownership over the shares held by the Fund III Entities except to the extent of their respective pecuniary interest therein.

SV Life Sciences Fund IV (GP), L.P. (“Fund IV GP”) is the general partner of each of the Fund IV Entities. SVLSF IV, LLC (the “SVLS General Partner”) is the general partner of Fund IV GP and, through an investment committee comprised of David Milne (also a member of the Issuer’s board of directors), James Garvey, Kate Bingham, Eugene D. Hill, III and Michael Ross, controls voting and investment decisions over the shares held by the Fund IV Entities by a majority vote. Each member of the investment committee of SVLS General Partner disclaims beneficial ownership over the shares held by the Fund IV Entities, except to the extent of any pecuniary interest therein. Each of SVLS General Partner and Fund IV GP disclaim beneficial ownership over the shares held by the Fund IV Entities except to the extent of their respective pecuniary interest therein.

The address of each of the Fund III entities and each of the Fund IV entities is One Boston Place, Suite 3900, 201 Washington Street, Boston, Massachusetts 02108.

If SV Life Sciences purchases the entire amount of its indication of interest at the assumed an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, it will beneficially own 3,546,886 shares, or approximately 20.0% of our common stock outstanding after this offering.

(3)	Voting and investment power over the shares is delegated to Split Rock Partners Management, LLC, the general partner of Split Rock Partners, LP. Split Rock Partners Management, LLC has delegated voting and investment power to three individuals, Michael Gorman, James Simons and David Stassen, who require a two-thirds vote to act. Split Rock Partners Management, LLC disclaims beneficial ownership of the shares except to the extent of any pecuniary interest therein.

If Split Rock purchases the entire amount of its indication of interest at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, it will beneficially own 3,178,791 shares, or approximately 18.0% of our common stock outstanding after this offering.

(4)	If Mr. McCormick purchases the entire amount of his indication of interest at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, he will beneficially own 4,375 shares, or less than 1% of our common stock outstanding after this offering.

(5)	If Mr. White purchases the entire amount of his indication of interest at the assumed initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus, he will beneficially own 6,250 shares, or less than 1% of our common stock outstanding after this offering.

DESCRIPTION OF CAPITAL STOCK

Capital Structure

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and convertible preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, all with a par value of $0.001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

Common stock

As of September 30, 2014, after giving effect to the conversion of all outstanding shares of convertible preferred stock into 11,404,311 shares of common stock immediately prior to the closing of this offering, we had outstanding 13,039,407 shares of common stock held of record by 136 stockholders.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

As of September 30, 2014, there were 44,317,071 shares of our convertible preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our convertible preferred stock will convert into 11,404,311 shares of our common stock.

Under the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Warrants

As of September 30, 2014, we had a warrant to purchase an aggregate of up to 151,194 shares of our convertible preferred stock outstanding with an exercise price of $1.96 per share. As of September 30, 2014, the warrant was exercisable for 151,194 shares of our convertible preferred stock. Unless earlier exercised, these warrants will expire in October 2022. Upon the closing of this offering, these warrants will become exercisable for up to 37,798 shares of our common stock with an exercise price of $7.84 per share.

Options

As of September 30, 2014, options to purchase 1,168,897 shares of our common stock were outstanding under our 2006 Stock Incentive Plan, of which 704,535 were vested of that date.

Registration Rights

We are party to a registration rights agreement, or the Registration Rights Agreement, with the holders of our convertible preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, for the registration of shares of common stock that will be issued upon conversion of such shares of convertible preferred stock. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders who have these rights to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Registration Rights Agreement, we will pay all expenses relating to such registrations, including the reasonable fees of one special counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of its shares of common stock. The Registration Rights Agreement contains customary indemnification and procedural terms.

The registration rights described below will expire on the earlier of (1) the date that is five years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering, at such time as such stockholder holds 1% or less of our common stock and can sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period.

Demand Registration Rights. The holders of an aggregate of 11,404,311 shares of our common stock (including shares issuable upon conversion of outstanding convertible preferred stock) are entitled to certain demand registration rights. At any time beginning six months after the closing of this offering, the holders of not less than a majority in interest of these shares may, on not more than two occasions, request that we prepare, file and maintain a registration statement on Form S-1 having an aggregate offering price to the public of not less than $5,000,000 to register at least 20% of their shares. Once we are eligible to use a registration statement on Form S-3, the holders of not less than a majority in interest of these shares may, on not more than two occasions in any 12-month period, request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of such shares of common stock, but only if the anticipated gross offering proceeds based upon the public offering price per share are at least $500,000.

Piggyback Registration Rights. In connection with this offering, the holders of an aggregate of 11,404,311 shares of our common stock (including shares issuable upon conversion of outstanding convertible preferred stock), are entitled to rights to include their shares of registrable securities in this offering; however we intend to obtain a waiver of this right in connection with this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms.

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

See the section of this prospectus titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification.”

Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the trading symbol “ENTL.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2014, and after giving effect to the conversion of our outstanding convertible preferred stock into an aggregate of 11,404,311 shares of common stock upon the completion of this offering, 17,414,407 shares of common stock will be outstanding, or 18,070,657 shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares sold in this offering will be freely tradable unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be “restricted securities” as that term is defined under Rule 144 of the Securities Act.

As a result of the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	no shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•	13,039,407 shares, plus any shares purchased by our affiliates in this offering, will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities subject at any time. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed 1% of the number of our common stock then outstanding, which will equal approximately 174,000 shares immediately after this offering, based on the number of shares of common stock outstanding as of September 30, 2014. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, our officers and directors, substantially all of our stockholders, warrant holders and option holders, have each entered into a lock-up agreement with the underwriters of this offering that restricts the sale of shares of our common stock by those parties for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may, in its sole discretion, choose to release any or all of the shares of our common stock subject to these lock-up agreements at any time prior to the expiration of the lock-up period without notice. For more information, see “Underwriting.”

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and expiration or release from the terms of the lock-up agreements described above.

Registration Rights

Upon the closing of this offering, the holders of 11,404,311 shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act, until such shares can otherwise be sold without restriction under Rule 144, or until the rights otherwise terminate pursuant to the terms of the investors’ rights agreement. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section of this prospectus entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Piper Jaffray & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Piper Jaffray & Co.
William Blair & Company, L.L.C.
Canaccord Genuity Inc.

Total	4,375,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Entellus Medical, Inc.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $2.5 million and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $35,000, as set forth in the underwriting agreement.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 656,250 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The Nasdaq Global Market Listing

We expect the shares to be approved for listing on The Nasdaq Global Market, subject to notice of issuance, under the symbol “ENTL.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold, and will not be offered or sold, in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Shearman & Sterling LLP, New York, New York, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The audited financial statements in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Entellus Medical, Inc. and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

We maintain a website at www.entellusmedical.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Entellus Medical, Inc.

3600 Holly Lane North, Suite 40

Plymouth, MN 55447

Attention: Chief Financial Officer

(763) 463-1595

ENTELLUS MEDICAL, INC.

Index to Financial Statements

Years ended December 31, 2012 and 2013 (audited) and

as of September 30, 2014 and for the nine month periods ended September 30, 2013 and 2014 (unaudited)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Entellus Medical, Inc.

We have audited the accompanying balance sheets of Entellus Medical, Inc. (a Delaware corporation) (the “Company”) as of December 31, 2013 and 2012, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entellus Medical, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota

October 6, 2014, except as to Note O, as to which date is January 15, 2015

ENTELLUS MEDICAL, INC.

BALANCE SHEETS

(in thousands, except share data)

	December 31,		September 30, 2014	September 30, 2014 Pro Forma Stockholders’ Deficit
	2012	2013
			(unaudited)
ASSETS
CURRENT ASSETS
Cash and equivalents	$6,681	$7,709	$1,028
Short-term investments	6,634	—	—
Accrued interest income	46	—	—
Accounts receivable, net	3,572	5,823	7,197
Inventories	1,572	1,869	2,776
Prepaid expenses and other current assets	444	816	624

Total current assets	18,949	16,217	11,625
PROPERTY AND EQUIPMENT, NET	1,222	1,349	1,528
OTHER ASSETS
Debt issuance costs, net	356	291	247
Other non-current assets	19	19	577

	$20,546	$17,876	$13,977

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,256	$1,202	$2,394
Convertible preferred stock warrant liability	131	211	362	$—
Accrued expenses	2,106	4,102	4,109

Total current liabilities	3,493	5,515	6,865
LONG-TERM LIABILITIES
Long-term debt	7,375	15,000	15,000
Other non-current liabilities	26	35	161

Total liabilities	10,894	20,550	22,026
COMMITMENTS AND CONTINGENCIES (See Note K)
CONVERTIBLE PREFERRED STOCK, issuable in series, $0.001 par value per share: actual: 44,567 shares authorized and 44,317 shares issued and outstanding at December 31, 2012 and 2013 and September 30, 2014, aggregate liquidation preferences: $92,075 at December 31, 2012 and 2013 and September 30, 2014, pro forma: no shares authorized, issued, outstanding or aggregate liquidation preferences	91,554	91,554	91,554	—
STOCKHOLDERS’ DEFICIT (see Note G)
Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; 10,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted				—
Common stock, $0.001 par value per share: actual: 57,000 shares authorized at December 31, 2012 and 2013 and 57,565 shares authorized at September 30, 2014 and 866, 1,449 and 1,635 issued and outstanding at December 31, 2012 and 2013 and September 30, 2014, respectively, pro forma: 200,000 shares authorized, 13,039 issued and outstanding	1	2	2	13
Additional paid-in capital	1,529	2,599	2,965	94,870
Accumulated deficit	(83,433)	(96,829)	(102,570)	(102,570)
Accumulated other comprehensive income	1	—	—	—

Total stockholders’ deficit	(81,902)	(94,228)	(99,603)	(7,687)

	$20,546	$17,876	$13,977	$(13,977)

The accompanying notes are an integral part of these financial statements.

ENTELLUS MEDICAL, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Years ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			(unaudited)
Revenue	$17,559	$32,545	$21,845	$34,364
Cost of goods sold	4,784	7,808	5,283	7,515

Gross profit	12,775	24,737	16,562	26,849
Operating expenses
Selling and marketing	21,634	27,631	20,034	24,276
Research and development	5,896	5,143	4,020	3,135
General and administrative	4,080	4,311	3,089	3,767

Total operating expenses	31,610	37,085	27,143	31,178

Loss from operations	(18,835)	(12,348)	(10,581)	(4,329)
Other income (expense)
Interest income	14	6	7	4
Interest expense	(155)	(1,082)	(607)	(1,417)
Other non-operating income (expense)	(20)	28	1	1

Total other income (expense), net	(161)	(1,048)	(599)	(1,412)

Net loss	$(18,996)	$(13,396)	$(11,180)	$(5,741)

Other comprehensive loss:
Unrealized loss on short-term investments	(3)	(1)	—	—

Comprehensive loss	$(18,999)	$(13,397)	$(11,180)	$(5,741)

Net loss per share, basic and diluted	$(27.29)	$(11.82)	$(10.38)	$(3.94)

Weighted average common shares used to compute net loss per share, basic and diluted	696	1,133	1,077	1,456
Pro forma net loss per share, basic and diluted (unaudited)		$(1.07)		$(0.45)

Weighted average common shares used to compute pro forma net loss per share, basic and diluted (unaudited)		12,575		12,898

The accompanying notes are an integral part of these financial statements.

ENTELLUS MEDICAL, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible preferred stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2011	39,213	$81,564	635	$1	$971	$(64,437)	$4	$(63,461)
Stock options exercised	—	—	231	—	254	—	—	254
Issuance of Series E convertible preferred stock, net of issuance costs of $10	5,104	9,990	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	304	—	—	304
Comprehensive loss	—	—	—	—	—	(18,996)	(3)	(18,999)

Balance at December 31, 2012	44,317	91,554	866	1	1,529	(83,433)	1	(81,902)
Stock options exercised	—	—	583	1	716	—	—	717
Stock-based compensation expense	—	—	—	—	354	—	—	354
Comprehensive loss	—	—	—	—	—	(13,396)	(1)	(13,397)

Balance at December 31, 2013	44,317	91,554	1,449	2	2,599	(96,829)	—	(94,228)
Stock options exercised (unaudited)	—	—	186	—	207	—	—	207
Stock-based compensation expense (unaudited)	—	—	—	—	159	—	—	159
Comprehensive loss (unaudited)	—	—	—	—	—	(5,741)	—	(5,741)

Balance at September 30, 2014 (unaudited)	44,317	$91,554	1,635	$2	$2,965	$(102,570)	$—	$(99,603)

Pro forma:
Conversion of convertible preferred stock to common stock (unaudited)	(44,317)	(91,554)	11,404	11	91,543	—	—	91,554
Conversion of convertible preferred stock warrants to common stock warrants (unaudited)	—	—	—	—	362	—	—	362

Balance at September 30, 2014 (unaudited)	—	$—	13,039	$13	$94,870	$(102,570)	$—	$(7,687)

The accompanying notes are an integral part of these financial statements.

ENTELLUS MEDICAL, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		Nine months ended September 30,
	2012	2013	2013	2014
			(unaudited)
Cash flows from operating activities:
Net loss	$(18,996)	$(13,396)	$(11,180)	$(5,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	432	460	332	451
Amortization of debt issuance costs	21	82	62	44
Amortization of premium on investments	26	9	9	—
Deferred rent	26	8	13	(15)
Accretion of debt discount	7	125	22	—
(Gain) loss on disposal of equipment	19	(1)	(1)	(1)
Stock-based compensation	304	354	290	159
Change in fair value of convertible preferred stock warrants	(1)	80	49	151
Changes in operating assets and liabilities:
Accrued interest income	(43)	46	46	—
Accounts receivable, net	(1,417)	(2,283)	(415)	(1,374)
Inventories	(457)	(297)	(163)	(907)
Prepaid expenses and other current assets	(150)	(340)	(9)	192
Other non-current assets	—	—	—	(558)
Accounts payable	(18)	(54)	(196)	1,192
Accrued expenses	(185)	1,996	1,869	148

Net cash used in operating activities	(20,432)	(13,211)	(9,272)	(6,259)
Cash flows from investing activities:
Purchase of property and equipment	(876)	(587)	(360)	(630)
Proceeds from sale of property and equipment	13	1	1	1
Purchase of short-term investments	(8,754)	—	—	—
Proceeds from maturities of short-term investments	11,700	6,624	6,624	—

Net cash (used in) provided by investing activities	2,083	6,038	6,265	(629)
Cash flows from financing activities:
Proceeds from long-term debt	7,500	7,500	—	—
Debt issuance costs	(377)	(16)	—	—
Proceeds from stock options exercised	254	717	566	207
Proceeds from issuance of convertible preferred stock, net of issuance costs	9,990	—	—	—
Security deposit	(6)	—	—	—

Net cash provided by financing activities	17,361	8,201	566	207
Net increase (decrease) in cash and equivalents	(988)	1,028	(2,441)	(6,681)
Cash and equivalents at beginning of period	7,669	6,681	6,681	7,709

Cash and equivalents at end of period	$6,681	$7,709	$4,240	$1,028

Supplemental schedule of non-cash investing and financing activities:
Debt issuance costs	$132	$—	$—	$—

Cash paid for interest	$52	$626	$470	$973

The accompanying notes are an integral part of these financial statements.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Note A—Description of Business and Summary of Significant Accounting Policies

Description of Business

Entellus Medical, Inc. (the “Company”) was founded in April 2006 and is a medical technology company focused on the design, development and commercialization of products for the minimally invasive treatment of patients suffering from chronic sinusitis. The Company’s XprESS family of products is used by ear, nose and throat, or ENT, physicians to treat patients with chronic sinusitis by opening narrowed or obstructed sinus drainage pathways using balloon sinus dilation performed in the physician office or the operating room. The Company is located in Plymouth, Minnesota, and currently sells product throughout the United States.

Basis of Preparation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

Certain amounts in the financial statements have been reclassified to conform to the current year presentation.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act (“JOBS Act”), the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company has elected to take advantage of the extended transition period for adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This standard will eliminate the transaction and industry specific revenue recognition guidance under current U.S. GAAP and replace it with a principles based approach for determining revenue recognition. The new guidance for private companies is effective for annual and interim periods beginning after December 15, 2017. The Company is in the process of evaluating the impact of the adoption of this standard.

Unaudited Interim Financial Statements

The accompanying balance sheet as of September 30, 2014, the statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2013 and 2014, and the statements of convertible preferred stock and stockholders’ deficit as of September 30, 2014, are unaudited. The financial data and other information disclosed in these notes to the financial statements related to September 30, 2014, and the nine months ended September 30, 2013 and 2014, are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2014, and the results of its operations and cash flows for

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

the nine months ended September 30, 2013 and 2014. The results for the nine months ended September 30, 2014, are not necessarily indicative of results to be expected for the year ending December 31, 2014, or for any other interim period or for any future year.

Unaudited Pro Forma Stockholders’ Deficit

Pro forma basic and diluted net loss per share has been computed to give effect to: (1) the 1-for-4 reverse stock split effected by the Company on January 12, 2015; (2) the assumed conversion of the 44,317 shares of convertible preferred stock outstanding as of December 31, 2013 and September 30, 2014 into 11,404, shares of common stock in connection with the Company’s proposed initial public offering, or IPO; which when added to the existing 1,449 and 1,635 shares of common stock outstanding as of December 31, 2013 and September 30, 2014, respectively, results in a total of 12,854 and 13,039 shares of common stock outstanding as of December 31, 2013 and September 30, 2014, respectively; and (3) the effectiveness of the Company’s amended and restated certificate of incorporation. The pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the IPO. For purposes of pro forma basic and diluted net loss per share, all shares of convertible preferred stock have been treated as though they had been converted to common stock in all periods in which such shares were outstanding.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents. At December 31, 2012 and 2013 and September 30, 2014, cash equivalents consisted of money market funds, which are stated at cost and approximate fair value. The Company maintains cash in bank accounts which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses from maintaining balances in excess of FDIC limits.

Short-term Investments

The Company had no short-term investments at December 31, 2013 and September 30, 2014. At December 31, 2012, the Company’s short-term investments consisted of commercial paper and corporate bonds, which are classified as available for sale and had maturities less than one year. Short-term investments are reported at their estimated fair market value with unrealized gains and losses reported in accumulated other comprehensive income (loss), net of tax.

Fair Value of Financial Instruments

The Company determines the fair value of its assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, is used to measure fair value: The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1). The next highest priority is based on quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in non-active markets or other observable inputs (Level 2). The lowest priority is given to unobservable inputs (Level 3).

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and accounts receivable. The Company generally does not require collateral and losses on accounts receivable have historically been within management’s expectations.

The Company’s investment policy limits investments to certain types of debt securities issued by the U.S. government, its agencies, and institutions with investment-grade credit ratings, as well as corporate debt or commercial paper issued by the highest quality financial and non-financial companies, and places restrictions on maturities and concentration by type and issuer. The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash and equivalents and issuers of debt securities to the extent recorded on the balance sheets.

Accounts Receivable

Credit is granted to customers in the normal course of business, generally without collateral or any other security to support amounts due. Accounts are considered past due generally after 30 days. The Company maintains an allowance for doubtful accounts for estimated losses in the collection of accounts receivable. The Company makes estimates regarding the future ability of its customers to make required payments based on historical credit experience, delinquency and expected future trends. The allowance for doubtful accounts was $125, $135, and $135 as of December 31, 2012 and 2013, and September 30, 2014, respectively. The Company also maintains an allowance for sales returns based on historical experience and evaluation of current sales and returns trends. The allowance for sales returns was $63, $100, and $102 as of December 31, 2012 and 2013, and September 30, 2014, respectively.

Inventories

Inventories are stated at the lower of cost or market with cost determined using the weighted-average cost method, which approximates the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture, office, computer and laboratory equipment is calculated on a straight-line basis over the assets’ estimated useful lives which range from three to ten years. Tooling and molds are depreciated on a straight-line basis over three to five years. Leasehold improvements are depreciated on a straight-line basis over the shorter of the remaining life of the lease or the useful life of the asset. Repair and maintenance expenditures are charged to earnings as incurred. Major repairs and maintenance expenditures that extend useful lives of property and equipment are capitalized.

Deferred Offering Costs

Deferred offering costs, primarily consisting of legal, accounting and other direct fees and costs relating to the initial public offering, are capitalized. The deferred offering costs will be offset against the Company’s planned initial public offering proceeds upon the closing of the offering. In the event the offering is terminated, all of the deferred offering costs will be expensed within income from operations. There was $600 in deferred offering costs capitalized as of September 30, 2014, in other non-current assets on the balance sheet. There were no deferred offering costs capitalized as of December 31, 2012 and 2013, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has not recorded impairment charges on long-lived assets for the periods presented in these financial statements.

Deferred Rent

The Company accounts for rent expense related to operating leases by determining total minimum rent payments on the leases over their respective periods and recognizing the rent expense on a straight-line basis. The difference between the actual amount paid and the amount recorded as rent expense in each period presented is recorded as an adjustment to other non-current liabilities in the balance sheet.

Debt Issuance and Debt Discount

Debt issuance costs are stated at cost, net of accumulated amortization and included within other assets. Debt discount is recorded as a reduction of long-term debt. Amortization of debt issuance costs and the debt discount is calculated using the effective interest method over the term of the debt and is recorded in interest expense in the accompanying statements of operations and comprehensive loss.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery of goods has occurred through the transfer of title and risks and rewards of ownership, the selling price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of the allowance for sales returns.

The Company entered into a distribution agreement with CogENT Therapeutics in September 2013 and began exclusive distribution of XeroGel in October 2013 in the United States. For products shipped from the CogENT warehouse to customers, CogENT is responsible for all manufacturing, order fulfillment, quality and regulatory requirements of the product. For these direct shipment orders, the Company does not take title to CogENT products prior to products being ordered by customers or in the event CogENT products are returned by customers. The Company records transactions under this arrangement on a net basis based on the difference between the amounts billed to customers less the amounts paid to CogENT for the XeroGel product. The Company’s net revenue for the year ended December 31, 2013 and nine month period ended September 30, 2014 were approximately $65 and $551, respectively. For products for which the Company takes title, ships the product and handles returns, the Company records transactions under these arrangements on a gross basis. The amounts of revenue recorded on a gross basis for the year ended December 31, 2013 and the nine month period ended September 30, 2014 were approximately $0 and $96, respectively.

Shipping and Handling

Shipping and handling costs charged to customers are included as a component of revenue and related costs are included in costs of goods sold.

Cost of Goods Sold

Cost of goods sold consists primarily of manufacturing overhead costs, material costs and direct labor. A significant portion of the Company’s cost of goods sold currently consists of manufacturing overhead costs.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

These overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment, operations supervision and management, depreciation expense for production equipment, amortization of leasehold improvements, shipping costs and royalty expense payable in connection with sales of our products.

Research and Development Costs

Research and development expenses consist primarily of engineering, product development, clinical and regulatory affairs, consulting services, materials, depreciation and other costs associated with products and technologies in development. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, consulting, related travel expenses and facility costs. Clinical expenses include clinical trial design, clinical site reimbursement, data management and travel expenses, and the cost of manufacturing products for clinical trials. Expenditures for research and development activities are charged to operations as incurred.

Advertising Expense

Expenditures for advertising are charged to operations as incurred. Advertising expenses were $388 and $481 during the years ended December 31, 2012 and 2013, respectively, and $375 and $335 during the nine months ended September 30, 2013 and 2014, respectively.

Common Stock Valuation and Stock-based Compensation

The Company maintains an equity incentive plan to provide long-term incentives for employees, consultants and members of the board of directors. The plan allows for the issuance of non-statutory and incentive stock options to employees and non-statutory stock options to consultants and non-employee directors.

The Company is required to determine the fair value of equity incentive awards and recognize compensation expense for all equity incentive awards made to employees and directors, including employee stock options. Such expense is recognized over the requisite service period. In addition, stock-based compensation expense recognized in the statements of operations and comprehensive loss is based on awards expected to vest and therefore the amount of expense has been reduced for estimated forfeitures. The Company uses the straight-line method for expense attribution, except for awards issued with performance-based conditions which require an accelerated attribution method over the requisite performance and service periods.

Under the applicable accounting guidance for equity incentive awards issued to non-employees, the date at which the fair value of such awards is measured is equal to the earlier of: 1) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached; or 2) the date at which the counterparty’s performance is complete. The Company recognizes stock-based compensation expense for the fair value of the vested portion of the non-employee awards in the statements of operations and comprehensive loss. The fair value of options granted to non-employees is remeasured as the options vest.

The valuation model used for calculating the fair value of awards for stock-based compensation expense is the Black-Scholes option-pricing model (the “Black-Scholes model”). The Black-Scholes model requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted average period of time that the options granted are expected to be outstanding), the volatility of

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

common stock, an assumed risk-free interest rate and an estimated forfeiture rate. The Company uses the “simplified method” to determine the expected term of the stock option. Volatility is based on an average of the historical volatilities of the common stock of publicly-traded companies with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected dividend assumption is based on the Company’s history of not paying dividends and its expectation that it will not declare dividends for the foreseeable future. Potential forfeitures of awards are estimated based on the Company’s historical forfeiture experience. The estimate of forfeitures will be adjusted over the service period to the extent that actual forfeitures differ, or are expected to differ, from prior estimates.

Convertible Preferred Stock Warrant Liability

For a warrant classified as a derivative liability, the fair value of that warrant is recorded on the balance sheet when granted and adjusted to fair value at each financial reporting date. The changes in the fair value of the warrants are recorded in the statement of operations and comprehensive loss as a component of interest income or expense as appropriate. The Company will continue to adjust the carrying value of the convertible preferred stock warrant liability for changes in the fair value of the warrants until the earlier of: the exercise of the warrants, at which time the liability will be reclassified to temporary equity; the conversion of the underlying preferred stock into common stock, at which time the liability will be reclassified to stockholders’ deficit; or the expiration of the warrant, at which time the liability would be reversed and reflected in the statement of operations and comprehensive loss.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applies a recognition threshold for income tax positions taken or expected to be taken on a tax return. The impact of an uncertain tax position taken or expected to be taken on an income tax return are recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position is not recognized in the financial statements unless it is more-likely-than not of being sustained. The Company has no reserve for unrecognized tax benefits at December 31, 2012 and 2013 and September 30, 2014, and accordingly, there is no interest or penalties recorded on the balance sheet for such reserves. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and the appropriate state income taxing authorities for 2006 through 2013.

Net Loss and Unaudited Pro Forma Net Loss per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock and dilutive potential shares of common stock outstanding during the period. Because the Company has reported a net loss for all periods presented, diluted net loss per share is the same as basic net loss per share for those periods as all potentially dilutive shares consisting of convertible preferred stock, stock options and warrants were antidilutive in those periods.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

The Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. The shares of the Company’s convertible preferred stock participate in any dividends declared by the Company and are therefore considered to be participating securities.

Comprehensive Loss

Comprehensive loss consists of net loss and changes in unrealized gains and losses on available-for-sale marketable securities. Accumulated other comprehensive income (loss) is presented in the accompanying balance sheets, when applicable.

Segment, Geographical and Customer Concentration

The Company operates in one segment. All of the Company’s assets and revenue are based in the U.S. and no single customer accounted for more than 10% of its revenue during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note B—Short-Term Investments

The following provides information regarding recurring fair value measurements for the Company’s short-term investments as of December 31, 2012 according to the three-level fair value hierarchy.

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Commercial paper	$—	$3,749	$—	$3,749
Corporate bonds	—	2,885	—	2,885

	$—	$6,634	$—	$6,634

There were no realized gains (losses) on the Company’s investments during the years ended December 31, 2012 and 2013. The Company has unrealized gains of $859 and $0 at December 31, 2012 and 2013, which are reflected in accumulated other comprehensive loss.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Note C—Composition of Certain Financial Statement Items

Inventories:

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Finished goods	$450	$703	$951
Work in process	463	379	563
Raw materials	659	787	1,262

Total	$1,572	$1,869	$2,776

Property and Equipment:

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Furniture and office equipment	$352	$357	$382
Computer hardware and software	552	708	759
Laboratory equipment	527	709	1,082
Tooling and molds	1,010	1,185	1,215
Leasehold improvements	415	458	462

	2,856	3,417	3,900
Less accumulated depreciation and amortization	(1,725)	(2,173)	(2,601)
Property and equipment in progress	91	105	229

Total	$1,222	$1,349	$1,528

Depreciation and amortization expense was $432 and $460 during the years ended December 31, 2012 and 2013, respectively, and $332 and $451 for the nine month periods ended September 30, 2013 and September 30, 2014, respectively.

Accrued Expenses:

	December 31,		September 30,
	2012	2013	2014
			(unaudited)
Compensation and commissions payable	$1,252	$2,522	$3,517
Royalty payable	659	1,160	99
Other accrued expenses	195	420	493

Total	$2,106	$4,102	$4,109

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Interest Expense:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Interest expense	$155	$1,000	$555	$1,263
Increase in fair value of convertible preferred stock warrants	—	82	52	154

	$155	$1,082	$607	$1,417

Note D—Liquidity and Business Risks

As of December 31, 2013 and September 30, 2014, the Company had cash and equivalents of $7,709 and $1,028 and an accumulated deficit of $96,829 and $102,570, respectively. The Company’s primary sources of capital to date have been from revenue, private placements of convertible preferred securities and amounts borrowed under its credit facility. As of September 30, 2014, the Company has raised $92,100 from private placements of convertible preferred stock and has $15,000 of borrowings outstanding and up to $10,000 of additional availability under our credit facility, subject to achievement of certain revenue milestones.

As of December 31, 2013 and September 30, 2014, the Company expects that its existing cash and cash equivalents, availability under its credit facility and revenue will be sufficient to meet its capital requirements and fund its operations through the end of 2015. If these sources are insufficient to satisfy its liquidity requirements, however, the Company may seek to sell additional equity or debt securities or obtain additional borrowing capacity under its credit facility. If the Company were to raise additional funds by issuing equity securities, its stockholders would experience dilution. Debt financing, if available, may involve covenants restricting the Company’s operations or its ability to incur additional debt. Any debt financing or additional equity that the Company may raise may contain terms that are not favorable to it or its stockholders. Additional financing may not be available at all, or in amounts or on terms unacceptable to the Company. If the Company is unable to obtain additional financing, the Company may be required to delay the development, commercialization and marketing of its products.

Note E—Debt

In October 2012, the Company entered into a loan and security agreement (“credit facility”) with Oxford Finance LLC (the “lender”) under which it could borrow up to a total of $17,000 in two tranches at a fixed rate floor of 8.35%. The first tranche of $7,500 was borrowed in October 2012.

In December 2013, the Company amended and restated the original credit facility and in October 2014, the Company further amended the credit facility. Under the credit facility, the Company can borrow up to a total of $25,000 in three tranches at a fixed rate of 9.40%. The first tranche of $15,000, including the refinance of $7,500 previously outstanding, was borrowed in December 2013. In connection with the funding of the first tranche, the Company paid a prorated final payment fee on the original credit facility of $143. The second tranche of up to $5,000, or the 2014 tranche, was available through December 31, 2014, of which $5,000 was borrowed during the three months ended December 31, 2014. The third tranche of up to $5,000 is available at any time through December 31, 2015, subject to certain milestones. The credit facility matures and all amounts

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

borrowed thereunder are due on December 1, 2018. As a result of the $5,000 borrowed in the three months ended December 31, 2014, all amounts borrowed under the credit facility are interest-only through January 2016 (24 months), after which the Company will make monthly payments of principal and interest. The interest-only period may be extended to 36 months based on funding and revenue milestones provided for in the agreement.

In addition to the principal and interest payments, under the credit facility the Company is required to pay a final payment fee of 7.15% on all amounts outstanding, which is being accrued over the credit facility term and shall be due at the earlier of maturity or prepayment. If the Company repays all of the amounts borrowed under the loan on or prior to maturity, the Company will also be required to pay a prepayment fee equal to 1.75% on amounts other than the 2014 tranche, if the prepayment occurs prior to or on the first anniversary of the funding date with respect to any borrowed amounts or 0.75% on amounts other than the 2014 tranche, if the prepayment occurs after the first anniversary of the funding date.

The credit facility includes affirmative and restrictive covenants and events of default, including the following events of default: payment defaults, breaches of covenants, judgment defaults, cross defaults to certain other contracts, certain events with respect to governmental approvals if such events could cause a material adverse change, a material impairment in the perfection or priority of the Lender’s security interest or in the value of the collateral, a material adverse change in the business, operations or condition of the Company or any of its subsidiaries and a material impairment of the prospect of repayment of the loans. Upon the occurrence of an event of default, a default increase in the interest rate of an additional 5.00% could be applied to the outstanding loan balance and the lender could declare all outstanding obligations immediately due and payable and take such other actions as set forth in the credit facility.

The Company’s obligations under the credit facility are secured by a first priority security interest in substantially all of its assets, other than its intellectual property. There are no financial covenants contained in the credit facility and the Company is in compliance with the affirmative and restrictive covenants as of December 31, 2013 and September 30, 2014.

As of September 30, 2014, the Company has borrowed and had outstanding $15,000 of debt under the credit facility. As described above, the Company borrowed an additional $5,000 in 2014.

In association with the original credit facility and in conjunction with the close of the first tranche in October 2012, the Company issued the lender warrants to purchase 151 shares of Series E Preferred Stock at an exercise price of $1.9594 per share. Each warrant may be exercised on a cashless basis in whole or in part. Using the Black-Scholes valuation model, management estimated the fair value of these warrants to be approximately $132 at issuance of the warrant. The following assumptions were used to estimate the fair value: expected volatility of 45.00%, risk-free interest rate of 1.64%, and expected term of 10 years. These warrants were considered to be costs incurred as part of the credit facility and were recorded as a debt discount which was offset against the loan, and were to be amortized over the life of the original credit facility based on the effective interest method to interest expense. In connection with the amended credit facility, the Company amortized the remaining debt discount to interest expense. No stock warrants were issued in conjunction with the amended credit facility.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Assuming a 36-month amortization period as stated in the fourth paragraph above, the Company’s principal payments are due under the amended credit facility as follows for the years ending December 31, 2013:

2016	$4,281
2017	5,109
2018	5,610

$15,000

Note F—Convertible Preferred Stock Warrant Liability

As of December 31, 2012 and 2013, and September 30, 2013 and 2014, convertible preferred stock warrant liabilities, which represent financial instruments were categorized as Level 3, according to the three-level fair value hierarchy.

The following table sets forth a summary of the changes in the estimated fair value of the Company’s convertible preferred stock warrant liability:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Beginning of the period	$—	$131	$131	$211
Issued	132	—	—	—
Exercised	—	—	—	—
Expired	—	—	—	—
Change in fair value	(1)	80	49	151

End of the period	$131	$211	$180	$362

The fair value of the convertible preferred stock warrant liability was determined using the option pricing method or the probability weighted expected return method using the following assumptions:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Expected life (years)	9.8	8.8	9.0	8.0
Expected volatility	45%	50%	50%	50%
Risk-free interest rate	1.8%	2.5%	2.6%	2.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%

Note G—Stockholders’ Deficit

Common Stock

In May 2014, the Company amended its Certificate of Incorporation to increase the authorized number of common stock shares available for issuance from 57,000 to 57,565 shares of $0.001 par value common stock.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

The common stockholders are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. The Company’s common stockholders are entitled to receive proportionally any dividends declared by the Company’s board of directors (the “Board”), subject to any preferential dividend rights of outstanding preferred stock.

In the event of the Company’s liquidation or dissolution, the common stockholders are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to any preferential rights of any outstanding preferred stock. The common stockholders have no preemptive, subscription, redemption or conversion rights.

Convertible Preferred Stock

In October 2012, the Company issued 5,104 shares of Series E Preferred Stock for net proceeds of approximately $10,000.

During 2011, 2009, 2008, 2007 and 2006, the Company issued 12,759, 15,311, 3,717, 4,986 and 2,440 shares of Series E, D, C, B and A Preferred Stock, respectively. The Series A, B, C, D and E Preferred Stock are collectively referred to as the Convertible Preferred Stock.

As of December 31, 2012 and 2013 and September 30, 2014, respectively, Convertible Preferred Stock consists of the following (presented in actual amounts):

	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per share	8% dividend per share	Conversion rate
Series A	2,440,000	2,440,000	$2,963,745	$1.2500	$0.100000	0.2500
Series B	4,986,188	4,986,188	8,988,134	$1.8100	$0.144800	0.2500
Series C	3,717,329	3,717,329	14,937,389	$4.0350	$0.322800	0.3374
Series D	15,310,943	15,310,943	29,822,047	$1.9594	$0.156752	0.2500
Series E	18,112,611	17,862,611	34,842,241	$1.9594	$0.156752	0.2500

Total	44,567,071	44,317,071	$91,553,556

The Series C Preferred Stock agreement includes a conversion price per share right which resulted in the applicable conversion rate to increase from 0.2500 to 0.3374 as a result of the sale of the Series D Preferred Stock. The resulting incremental Common Stock to the Series C Preferred Stockholders did not result in any intrinsic value due, because the estimated fair market value of Common Stock when the Series C Preferred Stock was issued was greater than the estimated fair market value of common stock when the conversion rate increased to 1.3498. If there had been intrinsic value, the Company would have recorded a deemed dividend, resulting in a reduction of retained earnings and increase to Series C Preferred Stock, equal to the fair value of the incremental common shares.

The Company recorded its Convertible Preferred Stock at fair value on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change in control, or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of Convertible Preferred Stock have been presented outside of

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

permanent equity. Further, the Company has also elected not to adjust the carrying values of the Convertible Preferred Stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur. As of December 31, 2012 and 2013 and September 30, 2014, it was not probable that such redemption would occur.

The terms of the Company’s Convertible Preferred Stock are as follows:

(a) Conversion and Redemption Rights

The Convertible Preferred Stock is convertible into common stock at the option of the holder immediately upon issuance. The conversion price per share is equal to a rate determined by dividing the initial purchase price by the then applicable conversion price. The initial purchase price is equal to $1.25, $1.81, $4.035, $1.9594 and $1.9594 for Series A, Series B, Series C, Series D and Series E Preferred Stock, respectively. The applicable conversion price is equal to $5.00, $7.24, $11.9576, $7.8376 and $7.8376 for Series A, Series B, Series C, Series D and Series E, respectively. The Convertible Preferred Stock automatically converts into common stock upon a qualified public offering or by consent of the holders of at least a majority in interest of the then-outstanding Convertible Preferred Stock voting together, as a single class on an as-if-converted-to-common stock basis.

The Convertible Preferred Stock is not redeemable.

(b) Dividends

The holders of Series A, B, C, D and E Convertible Preferred Stock are entitled to receive dividends (as determined on a per annum basis and on an as-converted basis), from any assets legally available, prior and in preference to any declaration or payment of any dividend to the common stockholders. Such dividends are payable when and if declared by the Board of Directors and are not cumulative. No dividends have been declared through September 30, 2014.

(c) Liquidation Preferences

In the event of any liquidation, dissolution, change in control or winding-up of the Company, the holders of Series E Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders on a pro rata basis, prior and in preference to the holders of Series A, B, C and D Preferred Stock and common stock, for the sum of $1.9594 per share of Series E held, plus unpaid dividends thereon, if declared and unpaid.

After the payment in full of the aggregate Series E Liquidation Preference, the holders of the Series D Preferred Stock are entitled to distribution on a pro rata basis, prior and in preference to the holders of Series A, B and C Preferred Stock and common stock, for the sum of $1.9594 per share of Series D held, plus unpaid dividends thereon, if declared and unpaid.

Any remaining assets of the Company would then be distributed on a pari passu basis among the holders of Series A, B and C on a pro rata basis, prior and in preference to the holders of Common Stock, for the

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

sum of $1.25 per share of Series A held, $1.81 per share of Series B held and $4.035 per share of Series C held, plus unpaid dividends thereon, if declared and unpaid.

Any remaining assets of the Company would then be distributed equally, on a per share basis, among the holders of the Series D Preferred Stock, Series E Preferred Stock and common stockholders on an as-if converted basis. The maximum aggregate proceeds that the holders of Series D Preferred Stock and Series E Preferred Stock may receive upon liquidation is equal to $3.223 per share of Series D and Series E held.

A liquidation of the Company includes a liquidation, dissolution, or winding up of the Company and, unless waived by the holders of a majority in interest of the Convertible Preferred Stock, the sale, transfer, exclusive licensing or other disposition of all or substantially all of the Company’s assets including intellectual property, or the merger or consolidation of the Company with another entity gaining greater than 50% ownership of the Company.

(d) Voting Agreement

For so long as at least 20% of the shares of Convertible Preferred Stock originally issued, remain outstanding, the holders of Convertible Preferred Stock, voting separately as a class, shall be entitled to elect three members of the Board, the holders of common stock, voting separately as a class, shall be entitled to elect one member of the Board, and the holders of Preferred Stock and common stock, voting together, as a single class on an as-if-converted-to-common-stock basis, shall be entitled to elect one member of the Board.

For so long as at least any shares of Convertible Preferred Stock originally issued, remain outstanding, the Company shall not, without the affirmative vote of at least a majority in interest of the then outstanding Convertible Preferred Stock, (i) increase or decrease the number of authorized shares of Convertible Preferred Stock, (ii) create any new class or series of capital stock senior to the Convertible Preferred Stock, (iii) redeem any shares of Convertible Preferred Stock or common stock, (iv) declare, authorize or pay a dividend or distribution, (v) dispose of all or substantially all of the assets of the corporation, (vi) change the authorized number of directors, (vii) increase shares reserved for issuance under any stock-based compensation plan, (viii) fundamentally change the principal business of the corporation, (ix) acquire or invest in another corporation or entity, (x) alter or change the voting power, rights, preferences, privileges or restrictions of Convertible Preferred Stock, (xi) amend, repeal or waive any provision of the Sixth Amended and Restated Certificate or the corporation’s bylaws in a manner adverse to the holders of Convertible Preferred Stock, (xii) create any debt security or incur any debt or lease obligation, other than equipment leases, bank lines of credit and venture debt transactions or (xiii) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary.

2006 Equity Incentive Plan

Under the 2006 Stock Incentive Plan (the “2006 Plan”) approved by the Company’s Board of Directors in August 2006, 2,363,521 shares of common stock have been reserved for the issuance of incentive stock options (“ISOs”), non-statutory stock options (“NSOs”), stock bonuses and rights to acquire restricted stock to employees, officers, directors and consultants of the Company as of December 31, 2013. ISOs and NSOs may be granted with exercise prices at no less than 100% of the fair value of the common stock on the date of grant.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Options granted to a 10% stockholder shall be at no less than 110% of the fair value and ISO stock option grants to such 10% stockholders expire five years from the date of grant. ISOs granted under the 2006 Plan generally vest ratably over a 4 year vesting term and expire 10 years from the grant date, unless subject to provisions regarding 10% stockholders. NSOs vest per the specific agreement and expire 10 years from the date of grant. New shares are issued upon exercise of options under the stock plan.

A summary of the Company’s stock option activity and related information is as follows:

	Years Ended December 31,				Nine Months Ended September 30,
	2012		2013		2014
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
					(unaudited)
Outstanding, beginning of period	1,301	$1.53	1,505	$1.37	1,216	$1.18
Granted	486	0.76	437	1.33	162	4.23
Exercised	(231)	1.10	(583)	1.23	(186)	1.11
Cancelled	—	—	(112)	4.08	—	—
Forfeited	(51)	1.05	(31)	0.84	(23)	1.65

Outstanding, end of period	1,505	1.37	1,216	1.18	1,169	1.61

Vested and expected to vest	1,460	1.36	1,179	1.16	1,094	1.56

Exercisable	879	1.64	683	1.24	705	1.28

The weighted average remaining contractual life of options outstanding was 7.4 and 7.1 years as of December 31, 2013 and September 30, 2014, respectively. The weighted average remaining contractual life of options exercisable was 6.5 and 6.1 years as of December 31, 2013 and September 30, 2014, respectively.

As of December 31, 2013 and September 30, 2014, the aggregate pre-tax intrinsic value of options outstanding and exercisable was approximately $598 and $7,968, respectively. As of December 31, 2013 and September 30, 2014, the aggregate pre-tax intrinsic value of options outstanding was approximately $1,140 and $12,851, respectively. The aggregate pre-tax intrinsic value of options exercised was $6 and $173 during the years ended December 31, 2012 and 2013, respectively, and $59 and $1,368 during the nine months ended September 30, 2013 and 2014, respectively. The aggregate pre-tax intrinsic value was calculated as the difference between the exercise prices of the underlying options and the estimated fair value of the common stock on the date of exercise or December 31, 2013 or September 30, 2014, as applicable. The total cash received upon the exercise of options was $254 and $717 during the years ended December 31, 2012 and 2013, respectively, and $567 and $207 during each of the nine months ended September 30, 2013 and 2014, respectively.

Early Exercise of Stock Options

Stock options granted under the Plan may provide option holders the right to elect to exercise unvested options in exchange for restricted common stock. During the year ended December 31, 2012, a director exercised options for 64 unvested shares. As of December 31, 2012 and 2013, and September 30, 2014, 57, 41 and 29 shares, respectively, remained unvested and subject to a repurchase right held by the Company at the original

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

issuance price in the event the optionees’ service is voluntarily or involuntarily terminated. On October 31, 2014, a director resigned from the Board of Directors of the Company. The Company repurchased 28 unvested shares at a total purchase price of $21 in November 2014.

Reserved Shares

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of convertible preferred stock (and preferred stock warrants), plus options granted and available for grant under the incentive stock plan.

The number of such shares of common stock reserved for the conversion, exercise and issuance of the following options and shares outstanding as of December 31, 2013 and September 30, 2014, are as follows:

	December 31, 2013	September 30, 2014
		(unaudited)
Convertible preferred stock:
Series A outstanding	610	610
Series B outstanding	1,246	1,246
Series C outstanding	929	929
Series C anti-dilution shares	325	325
Series D outstanding	3,828	3,828
Series E outstanding	4,466	4,466
Warrants issued in connection with the credit facility	38	38
2006 Stock Incentive Plan, options outstanding	1,216	1,169
Options available for future grant	51	54

	12,709	12,665

Note H—Stock-Based Compensation Expense

Stock-based compensation expense was reflected in the statement of operations and comprehensive loss for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014, as follows:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Cost of goods sold	$9	$15	$12	$8
Selling and marketing	67	78	71	78
Research and development	57	68	56	35
General and administrative	171	193	151	38

	$304	$354	$290	$159

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

The amount of unearned stock-based compensation currently estimated to be expensed through the year 2017 related to unvested employee stock-based payment awards as of December 31, 2013 and September 30, 2014 is approximately $359 and $528, respectively. The weighted average period over which the unearned stock-based compensation is expected to be recognized as of December 31, 2013 and September 30, 2014, is approximately 2.7 years and 2.9 years, respectively. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that the Company grants additional share-based payments.

The Company estimates the fair value of stock-based compensation on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model determines the fair value of stock-based payment awards based on the fair market value of the Company’s common stock on the date of grant and is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the fair market value of the Company’s common stock, volatility over the expected term of the awards and actual and projected employee stock option exercise behaviors. The Company has opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the share-based payments. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history of not paying dividends and its expectation that it will not declare dividends for the foreseeable future.

As stock-based compensation expense recognized in the financial statements is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from estimates. Forfeitures are estimated based on estimated future employee turnover and historical experience.

The fair value of the options granted to employees or directors during the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2013 and 2014, was estimated as of the grant date using the Black-Scholes model assuming the weighted average assumptions listed in the following table:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(Unaudited)
Expected life in years	5.97	5.72	5.71	5.98
Risk-free interest rate	1.05%	1.08%	1.06%	1.92%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	69%	68%	69%	64%
Weighted average fair value	$0.48	$0.76	$0.72	$2.08

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Performance-Based Options

Options issued during the nine month period ended September 30, 2014, included grants to certain employees totaling 23 shares that contained vesting conditions contingent on the achievement of certain milestones. Assuming continued service by the employee, the option would vest immediately upon achievement of the performance criteria. At September 30, 2014, the Company had determined that it was probable that certain milestones would be achieved and therefore has recorded stock-based compensation expense totaling $11 related to these options in the nine month period ended September 30, 2014.

Note I—Income Taxes

During the years ended December 31, 2012 and 2013, the Company did not record a provision or benefit for current or deferred income taxes in the statement of operations and comprehensive loss due to its cumulative net losses.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, the Company has recorded a full valuation allowance against its net deferred tax assets as of December 31, 2012 and 2013.

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset (liability) were as follows at December 31:

	Years Ended December 31,
	2012	2013
Deferred tax assets:
Accounts receivable	$66	$83
Inventories	34	50
Accrued expenses	96	108
Depreciation and amortization	53	273
Research and development credits generated	627	735
Net operating loss carryforward	28,687	32,969
Organizational costs	6	5
Stock-based compensation expense (non-qualified options)	181	220
Other	14	26

Total deferred tax assets	29,764	34,469
Deferred tax liabilities:
Prepaid expenses	(93)	(253)

Total deferred tax liabilities	(93)	(253)

Total deferred tax assets, net	29,671	34,216
Less valuation allowance	(29,671)	(34,216)

Total deferred tax assets	$—	$—

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

As of December 31, 2012 and 2013, the Company had federal tax net operating loss carryforwards of approximately $81,000 and $93,000, respectively, which will be available to offset earnings during the carryforward period. If not used, these carryforwards begin to expire in 2026. In addition, changes in ownership could put limitations on the availability of the net operating loss carryforwards.

Note J—Earnings Per Share

The following potentially dilutive securities outstanding have been excluded from the computations of diluted weighted average shares outstanding because such securities have an antidilutive impact due to losses reported:

	Years Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
			(unaudited)
Convertible preferred stock outstanding	11,404	11,404	11,404	11,404
Convertible preferred stock warrants	38	38	38	38
Common stock options	1,505	1,216	1,328	1,169

	12,947	12,658	12,770	12,611

The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2013, and the nine months ended September 30, 2014, have been computed using the weighted average number of shares of common stock outstanding after giving pro forma effect to the assumed conversion of all shares of convertible preferred stock upon an IPO by treating all shares of convertible preferred stock as if they had been converted to common stock in all periods in which such shares were actually outstanding.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net loss per share during the year ended December 31, 2013, and nine months ended September 30, 2014:

	Year Ended December 31, 2013	Nine Months Ended September 30, 2014
	(unaudited)	(unaudited)
Net loss	$(13,396)	$(5,741)

Pro forma net loss	$(13,396)	$(5,741)

Weighted average common stock outstanding	1,133	1,456
Pro forma weighted average convertible preferred stock outstanding	11,442	11,442

Pro forma weighted average common shares used to compute pro forma net loss per share, basic and diluted	12,575	12,898

Pro forma net loss per share, basic and diluted	$(1.07)	$(0.45)

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Note K—Commitments and Contingencies

License Agreement with Acclarent, Inc.

In February 2011, the Company entered into a license agreement with Acclarent, Inc., or Acclarent, in connection with the settlement of a then-ongoing litigation in which Acclarent alleged that our FinESS and XprESS products infringed certain claims of five of their patents, which allegations we denied. In October 2012, the Company agreed with Acclarent to amend certain terms of our license agreement, or, as amended, the Acclarent License. Pursuant to the Acclarent License, Acclarent granted the Company a worldwide, non-exclusive, royalty-bearing license under certain patents held by Acclarent to manufacture, use and commercialize our currently marketed XprESS, PathAssist and FinESS products and certain future versions of those products, or, collectively, the Covered Products, in the field of the expansion of paranasal sinuses and sinus pathways.

Under the Acclarent License, the Company made an initial up-front, lump-sum payment to Acclarent as a retroactive royalty payment. The Company is also required to pay Acclarent an ongoing royalty in the low double-digit percentages, on a country-by-country basis, on net sales of Covered Products. Royalty expense is included in the costs of goods sold and is recognized in the period when revenue is recognized on Covered Products. The Acclarent License will expire upon the expiration or abandonment of the last to expire of the patents licensed to us under the agreement. Acclarent has the right to terminate the agreement upon 60 days’ notice in the event of our uncured material breach.

Operating Leases

As of December 31, 2013 and September 30, 2014, the Company has two leased facilities under operating lease agreements. The Company entered into a 41 month lease in February 2012, effective April 1, 2012, for a facility with larger production and office space. The Company entered into a 50 month lease on June 30, 2014, effective July 1, 2014 for additional distribution space in a second facility. Rental payments on operating leases are charged to expense on a straight-line basis over the period of the lease. The lease agreement requires the company to pay executory costs such as real estate taxes, insurance and repairs, and includes renewal and escalation clauses.

Approximate minimum future obligations which include monthly contractual lease payments under operating leases with initial terms in excess of one year are as follows (in thousands):

Period Ending	December 31,	September 30,
		(unaudited)
2014 (remaining)	$160	$50
2015	116	150
2016	5	41
2017	—	36
2018	—	24

	$281	$301

Total lease expense was approximately $233 and $234 for the years ended December 31, 2012 and 2013, respectively and $170 and $221 for the nine months ended September 30, 2013 and 2014, respectively.

ENTELLUS MEDICAL, INC.

NOTES TO FINANCIAL STATEMENTS

(information as of September 30, 2014 and for the nine months ended September 30, 2013 and 2014 is unaudited)

(in thousands, except per share amounts)

Note L—Employee Benefit Plan

The Company’s employees are eligible to participate in a defined contribution benefit plan. Employees may contribute a percentage of their wages, subject to limits established by the Internal Revenue Code. The Company may elect to make discretionary contributions to the Plan. There were no discretionary contributions during the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014.

Note M—Subsequent Events

For the audited financial statements, management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2013, through the financial statements’ issue date of October 6, 2014. No subsequent events have been identified for disclosure except as disclosed.

Note N—Subsequent Events (unaudited)

For the interim condensed financial statements as of September 30, 2014, and for the nine months then ended, the Company has evaluated events through January 15, 2015, which is the date the financial statements were available to be issued. No subsequent events have been identified for disclosure except for the approval on December 16, 2014 by the Company’s board of directors to increase the common stock available for grant under the 2006 Plan by a total of 1,117,787 shares and to grant options to employees, directors and consultants to purchase an aggregate of 1,197,300 shares of common stock at an exercise price of $11.36 per share.

Note O—Subsequent Events (unaudited)

In connection with the IPO, the Company’s board of directors and stockholders approved a reverse stock split of the Company’s common stock on a 1-for-4 basis. The reverse stock split became effective on January 12, 2015. The par value of the common stock was not adjusted as a result of the reverse stock split. Adjustments corresponding to the reverse stock split were made to the ratio at which the convertible preferred stock will convert into common stock immediately prior to the closing of the IPO. Accordingly, all share and per share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the reverse stock split and adjustment of the preferred share conversion ratios.

Office balloon sinus dilation with Entellus offers ENT physicians a minimally invasive in-office treatment option for patients with chronic sinusitis. It's as simple as 1, 2, 3.

1.
BLOCKED SINUS PATHWAY

2.
BALLON IS ADVANCED AND INFLATED

3.
INCREASED VENTILATION AND MUCUS DRAINAGE

entellus MEDICAL™

Until                     , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,375,000 Shares

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

Piper Jaffray

William Blair

Canaccord Genuity

                , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$9,939
FINRA filing fee	13,330
The Nasdaq Global Market Listing fee	125,000
Printing and engraving expenses	225,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	450,000
Blue Sky, qualification fees and expenses	35,000
Transfer Agent fees and expenses	3,500
Miscellaneous expenses	138,231

Total	$2,500,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made sales of the following unregistered securities:

(a) Issuance of Securities.

1.	In August 2011, we issued an aggregate of 12,759,008 shares of our Series E convertible preferred stock to investors at a price per share of $1.96 for aggregate gross consideration of approximately $25.0 million. These shares will automatically convert into 3,189,752 shares of our common stock immediately prior to the closing of this offering.

2.	In October 2012, we issued an aggregate of 5,103,603 shares of our Series E convertible preferred stock to investors at a price per share of $1.96 for aggregate gross consideration of approximately $10.0 million. These shares will automatically convert into 1,275,900 shares of our common stock immediately prior to the closing of this offering.

3.	In October 2012, as consideration for entering into and borrowing funds under our credit facility, we issued warrants to a lender exercisable for up to 151,194 shares of our convertible preferred stock, at an exercise price of $1.96 per share. Immediately prior to the closing of this offering, these warrants will become exercisable for up to 37,798 shares of our common stock, at an exercise price of $7.84 per share.

No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (3) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Stock Option Grants. From January 1, 2011 through January 15, 2015, we granted stock options to purchase an aggregate of 2,489,154 shares of our common stock at a weighted-average exercise price of $6.35 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons. Of these, options to purchase 1,334,710 shares of common stock have been exercised through January 15, 2015 for aggregate consideration of $1,614,507, at a weighted-average exercise price of $1.21 per share.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Plymouth, Minnesota, on January 15, 2015.

Entellus Medical, Inc.

Date: January 15, 2015	By:	/s/ Brian E. Farley
	Name:	Brian E. Farley
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Brian E. Farley Brian E. Farley	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	January 15, 2015

/s/ Thomas E. Griffin Thomas E. Griffin	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	January 15, 2015

* Joshua Baltzell	Director	January 15, 2015

* Shawn McCormick	Director	January 15, 2015

* David Milne	Director	January 15, 2015

* Guido Neels	Director	January 15, 2015

* By:	/s/ Brian E. Farley
Brian E. Farley
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1**	Form of Underwriting Agreement (including form of lock-up agreement)

3.1**	Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc.

3.2**	Certificate of Amendment to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated May 6, 2014

3.3**	Certificate of Amendment No. 2 to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated December 23, 2014

3.4**	Form of Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., to become effective upon closing of this offering

3.5**	Amended and Restated Bylaws of Entellus Medical, Inc., dated November 12, 2009

3.6**	Form of Amended and Restated Bylaws of Entellus Medical, Inc., to become effective upon closing of this offering

3.7	Certificate of Amendment No. 3 to the Sixth Amended and Restated Certificate of Incorporation of Entellus Medical, Inc., dated January 12, 2015

4.1	Form of Common Stock Certificate of Entellus Medical, Inc.

4.2**	Fifth Amended and Restated Voting Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. and such other persons and entities owning capital stock of Entellus Medical, Inc. who are signatories or subsequently become signatories

4.3**	Fifth Amended and Restated Investor Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc. the parties set forth therein and such other investors as may from time to time become a party thereto

4.4**	Fifth Amended and Restated Registration Rights Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., the parties set forth therein and such other parties as may from time to time become a party thereto

4.5**	Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated August 17, 2011, by and among Entellus Medical, Inc., those stockholders identified therein and certain other holders of the Company’s capital stock named therein

4.6**	Warrant to Purchase Stock, dated October 18, 2012, issued by Entellus Medical, Inc. in favor of Oxford Finance LLC for 70,557 shares of Series E Preferred Stock

4.7**	Warrant to Purchase Stock, dated October 18, 2012, issued by Entellus Medical, Inc. in favor of Oxford Finance LLC for 80,637 shares of Series E Preferred Stock

5.1	Opinion of Latham & Watkins LLP

10.1#**	Entellus Medical, Inc. 2006 Stock Incentive Plan (as amended and restated November 12, 2009)

10.1(a)#**	Third Amendment to Entellus Medical, Inc. 2006 Stock Incentive Plan

10.1(b)#	Fourth Amendment to Entellus Medical, Inc 2006 Stock Incentive Plan

10.2#**	Form of Incentive Stock Option Agreement pursuant to 2006 Stock Incentive Plan

10.3#**	Form of Non-Statutory Stock Option Agreement pursuant to 2006 Stock Incentive Plan

10.4#	Entellus Medical, Inc. 2015 Incentive Award Plan

10.4(a)#	Form of Entellus Medical, Inc. 2015 Incentive Award Plan Stock Option Agreement

10.4(b)#	Form of Entellus Medical, Inc. 2015 Incentive Award Plan Restricted Stock Unit Award Grant Notice and Award Agreement

10.5#	Entellus Medical, Inc. 2015 Employee Stock Purchase Plan

10.6**	Form of Indemnification Agreement between Entellus Medical, Inc. and its directors and officers

10.7†	Confidential Settlement Agreement and Non-Exclusive Patent License Agreement, dated February 17, 2011, by and between Acclarent, Inc. and Entellus Medical, Inc.

10.8†**	Amendment No. 1 to the Confidential Settlement and Non-Exclusive Patent License Agreement, dated October 5, 2012, by and between Acclarent, Inc. and Entellus Medical, Inc.

10.9**	Amended and Restated Loan and Security Agreement, dated December 20, 2013, among Oxford Finance LLC, the lenders listed therein and Entellus Medical, Inc.

10.9(a)**	First Amendment to Amended and Restated Loan and Security Agreement, dated October 31, 2014, by and among Oxford Finance LLC, the lenders listed therein and Entellus Medical, Inc.

10.10#	Severance Agreement, effective January 1, 2015, between Entellus Medical, Inc. and Brian E. Farley

10.11#	Change in Control Severance Agreement, dated November 24, 2014, between Entellus Medical, Inc. and Robert S. White

10.12#	Severance Agreement, effective January 1, 2015, between Entellus Medical, Inc. and James Surek

10.13#	Non-Employee Director Compensation Program

10.14#**	Letter Agreement, dated November 16, 2012, by and between Entellus Medical, Inc. and Thomas V. Ressemann

10.15#**	Assignment of Letter Agreement, dated November 26, 2012, by and among Entellus Medical, Inc., Thomas V. Ressemann and Ressemann and Associates, LLC

10.16#**	Employment Agreement, dated November 18, 2014, by and between Entellus Medical, Inc. and Robert S. White.

23.1	Consent of Grant Thornton LLP

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of the initial filing of the Registration Statement)

**	Previously submitted.
#	Indicates management contract or compensatory plan.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933, as amended.